UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-190136) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA, unless otherwise indicated or the context otherwise requires.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”,

“anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions and include statements regarding future growth rates. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:

•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption by the European Union of EU-IFRS.

Differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and IFRS-IASB are not material for the six-month periods ended June 30, 2014 and 2013. Accordingly, the Interim Consolidated Financial Statements included in this report on Form 6-K have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

Operating segments

As mentioned in Note 6 to our Interim Consolidated Financial Statements, the composition of the operating segments in the six months ended June 30, 2014 has remained the same as in 2013.

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Selected Consolidated Financial Data

The historical financial information set forth below for the six months ended June 30, 2014 and 2013 has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein.

For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	11,000	11,831	(7.0)%
Interest and similar expenses	(4,276)	(4,932)	(13.3)%
Net interest income	6,724	6,899	(2.5)%
Dividend income	370	65	n.m. (1)
Share of profit or loss of entities accounted for using the equity method	155	407	(61.9)%
Fee and commission income	2,617	2,692	(2.8)%
Fee and commission expenses	(625)	(611)	2.3%

Net gains(losses) on financial assets and liabilities	978	794	23.2%
Net exchange differences	173	515	(66.4)%
Other operating income	2,242	2,554	(12.2)%
Other operating expenses	(2,552)	(2,711)	(5.9)%
Administration costs	(4,542)	(4,833)	(6.0)%
Depreciation and amortization	(548)	(535)	2.4%
Provisions (net)	(433)	(273)	58.6%
Impairment losses on financial assets (net)	(2,126)	(2,635)	(19.3)%
Impairment losses on other assets (net)	(98)	(214)	(54.2)%
Gains (losses) on derecognized assets not classified as non-current assets held for sale	14	693	(98.0)%
Negative goodwill	—	—	n.m. (1)
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(281)	(309)	(9.1)%
Operating profit before tax	2,067	2,498	(17.3)%
Income tax	(524)	(601)	(12.8)%
Profit from continuing operations	1,544	1,897	(18.6)%
Profit from discontinued operations (net)	—	1,393	(100.0)%
Profit	1,544	3,290	(53.1)%
Profit attributable to parent company	1,328	2,882	(53.9)%
Profit attributable to non-controlling interests	215	408	(47.3)%

Per share/ADS(1) Data
Number of shares outstanding (at period end)	5,887,168,710	5,724,326,491
Profit attributable to parent company (2)	0.23	0.50
Dividends declared	0.080	0.100

(*)	Not meaningful
(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April 2013 and October 2013 and April 2014, and excluding the weighted average number of treasury shares during the period (5,815 million and 5,817 million for the six months ended June 30, 2014 and 2013, respectively). See Note 5 to the Interim Consolidated Financial Statements.

	As of and for the Six Months ended June 30, 2014	As of and for the Year ended December 31, 2013	As of and for the Six Months ended June 30, 2013
	(In Millions of Euros, Except Percentages)
Consolidated balance sheet data
Total assets	599,420	582,575	600,997
Common stock	2,885	2,835	2,805
Loans and receivables (net)	359,084	350,945	369,050
Customer deposits	310,442	300,490	301,508
Debt certificates and subordinated liabilities	75,303	74,676	89,606
Non-controlling interest	2,048	2,371	2,205
Total equity	46,867	44,850	47,398
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.30%	2.32%	2.26%
Return on average total assets(2)	0.5%	0.5%	1.1%
Return on average equity(3)	5.8%	5.0%	13.2%
Credit quality data
Loan loss reserve(4)	14,726	14,995	14,393
Loan loss reserve as a percentage of total loans and receivables (net)	4.10%	4.27%	3.90%
Non-performing asset ratio (NPA ratio)(5)	6.57%	6.95%	5.65%
Impaired loans and advances to customers	24,159	25,445	21,463
Impaired contingent liabilities to customers(6)	414	410	403

	24,573	25,855	21,866

Loans and advances to customers	341,931	338,557	352,738
Contingent liabilities to customers	34,998	36,183	33,999

	376,929	374,740	386,737

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2014 and 2013, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(2)	Represents profit as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2014 and 2013, respectively, profit is annualized by multiplying the profit for the period by two.
(3)	Represents profit attributable to parent company as a percentage of average equity, excluding “Non-controlling interest”. In order to calculate “Return on average equity” for the six months ended June 30, 2014 and 2013, respectively, profit attributable to parent company is annualized by multiplying the profit attributable to parent company for the period by two.
(4)	Represents impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities. See Note 13 to the Interim Consolidated Financial Statements.
(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 7.1% as of June 30, 2014, 7.5% as of December 31, 2013 and 6.1% as of June 30, 2013.

Exchange Rates

Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2009	1.3955
2010	1.3216
2011	1.4002
2012	1.2908
2013	1.3303
2014 (through October, 17, 2014)	1.3421

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
March 31, 2014	1.3927	1.3731
April 30, 2014	1.3898	1.3704
May 31, 2014	1.3924	1.3596
June 30, 2014	1.3690	1.3522
July 31, 2014	1.3681	1.3378
August 31, 2014	1.3436	1.3150
September 30, 2014	1.3136	1.2628
October 31, 2014 (through October 17, 2014)	1.2812	1.2517

The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 19, 2014, was $1.2835.

As of June 30, 2014, approximately 40% of our assets and approximately 40% of our liabilities were denominated in currencies other than euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.2 to our Interim Consolidated Financial Statements “Market Risk—Structural Exchange Rate Risk”.

Business Overview

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

Set forth below are the Group’s current six operating segments:

•	Banking Activity in Spain

•	Real Estate Activity in Spain

•	Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s overall capital position; proprietary portfolios such as industrial holdings and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; and goodwill and other intangibles.

The breakdown of the Group’s total assets by operating segments as of June 30, 2014 and December 31, 2013 is as follows:

Total Assets by Operating Segment
	As of June 30, 2014	As of December 31, 2013 (***)
	(In Millions of Euros)
Banking Activity in Spain	321,746	314,902
Real Estate Activity in Spain	19,462	20,582
Eurasia (*)	42,377	41,223
Mexico	88,479	81,801
South America	73,038	77,874
United States	56,845	53,046

Subtotal Assets of Operating Segments	601,947	589,428

Corporate Center and other adjustments (**)	(2,527)	(6,853)

Total Assets BBVA Group	599,420	582,575

(*)	The information is presented under management criteria, pursuant to which Türkiye Garanti Bankasi A.S.’s (“Garanti”) information has been proportionally integrated based on our 25.01% interest in Garanti.
(**)	Other adjustments include adjustments made to account for the fact that, in our Interim Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred to above.
(***)	There are minor restatements relating to, among others, the reclassification of our business in Panama (sold in 2013) to the Corporate Center.

The following table sets forth information relating to the profit attributable to the parent company by each of BBVA’s operating segments for the six months ended June 30, 2014 and 2013.

	Profit/(Loss) Attributable to Parent Company		% of Profit/(Loss) Attributable to Parent Company
	Six months ended June 30,
	2014	2013	2014	2013
	(In Millions of Euros)		(In Percentage)
Banking Activity in Spain	608	756	45.8	26.2
Real Estate Activity in Spain	(446)	(628)	(33.6)	(21.8)
Eurasia	362	352	27.3	12.2
Mexico	900	872	67.8	30.3
South America	483	549	36.4	19.0
United States	196	203	14.8	7.1

Subtotal operating segments	2,103	2,105

Corporate Center	(775)	777

Profit attributable to parent company	1,328	2,882

The following table sets forth information relating to the income of each operating segment for the six months ended June 30, 2014 and 2013 and reconciles the income statement of the various operating segments to the consolidated income statement of the Group:

	Operating Segments
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia(*)	Mexico	South America	United States	Corporate Center	Total	Adjust-ments (**)	BBVA Group
	(In Millions of Euros)
June 2014
Net interest income	1,867	(18)	408	2,354	2,061	693	(326)	7,038	(314)	6,724
Operating profit/(loss) before tax	867	(619)	447	1,188	959	266	(999)	2,109	(42)	2,067

Profit	608	(446)	362	900	483	196	(774)	1,328	—	1,328

June 2013
Net interest income	2,057	43	489	2,227	2,124	699	(336)	7,302	(403)	6,899
Operating profit/(loss) before tax	446	(846)	440	1,161	1,079	302	(734)	1,848	650	2,498

Profit	756	(628)	352	872	549	203	777	2,882	—	2,882

(*)	The information is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti.
(**)	Other adjustments include adjustments made to account for the fact that, in our Interim Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

Banking Activity in Spain

The Banking Activity in Spain operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center area and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market;

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises (SMEs), companies and corporations, public institutions and developer segments;

•	Corporate and Investment Banking (C&IB): responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds.

In addition, it includes certain portfolios, finance and structural euro balance sheet positions as described above.

The following table sets forth information relating to the activity of this operating segment as of June 30, 2014 and December 31, 2013:

Banking Activity in Spain
	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Total Assets	321,746	314,902
Loans and advances to customers	178,678	178,283
Customer deposits under management	162,241	157,124
Mutual funds	25,752	23,018
Pension funds	21,364	20,427
NPA ratio (%)	6.3	6.4

Loans and advances to customers of this operating segment as of June 30, 2014 amounted to €178,678 million, a 0.2% increase from the €178,283 million recorded as of December 31, 2013, as a result of an increase in consumer loans and, to a lesser extent, an increase in mortgage loans and loans for small businesses.

Customer deposits under management of this operating segment as of June 30, 2014 amounted to €162,241 million, a 3.3% increase from the €157,124 million recorded as of December 31, 2013. This increase has been recorded despite the reduction in remuneration paid on new deposits, as a result of the low interest rate environment.

Mutual funds of this operating segment as of June 30, 2014 amounted to €25,752 million, an 11.9% increase from the €23,018 million recorded as of December 31, 2013. Pension funds amounted to €21,364 million as of June 30, 2014, a 4.6% increase from the €20,427 million recorded as of December 31, 2013. These increases are mainly the result of the active marketing of a diversified portfolio of mutual and pension funds to certain customer segments.

This operating segment’s non-performing asset ratio decreased to 6.3% as of June 30, 2014, from 6.4% as of December 31, 2013. This operating segment non-performing assets coverage ratio was 44% as of June 30, 2014 compared with 41% as of December 31, 2013.

Real Estate Activity in Spain

This operating segment was set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group as a result of the economic crisis in Spain. It includes primarily lending to real estate developers (which was previously included in our former Spain segment) and foreclosed real estate assets (which were previously included in the Corporate Center).

Our exposure to the developer and residential segments has shown different evolutions. On the one hand, net exposure to the developer segment (i.e., lending to developers plus foreclosed assets) continues to fall and is expected to continue declining in the future. On the other, we are facing increased retail foreclosures (i.e. those relating to the residential mortgage sector for individuals). This recent increase is linked to the increase in gross additions to non-performing assets in this portfolio experienced in the past. The rate of such additions has slowed in six months ended June 30, 2014 compared to the year ended December 31, 2014. With respect to sales of real estate assets, including third-party and developer, the number of units sold showed a year-on-year growth of 15.6% in the six months ended June 30, 2014.

Eurasia

This operating segment covers the retail and wholesale banking businesses of the Group in the rest of Europe and Asia. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks China CITIC Bank Corporation Limited (“CNCB”) and CITIC International Financial Holdings Ltd (“CIFH”). Following management criteria, assets and liabilities corresponding to our 25.01% stake in Garanti are included in every balance sheet line.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2014 and December 31, 2013:

Eurasia
	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Total Assets	42,377	41,223
Loans and advances to customers	28,635	28,397
Customer deposits under management	18,089	17,634
Off-balance sheet funds (*)	2,264	1,966
NPA ratio (%)	3.5	3.4

(*)	Assets under management.

Loans and advances to customers of this operating segment as of June 30, 2014 amounted to €28,635 million, a 0.8% increase from the €28,397 million recorded as of December 31, 2013, as a result of the evolution of the Garanti portfolios, particularly loans denominated in Turkish Lira, with a positive trend of consumer and mortgage portfolios.

Customer deposits under management of this operating segment as of June 30, 2014 amounted to €18,089 million, a 2.6% increase from the €17,634 million recorded as of December 31, 2013, as a result of increased volume in deposits of Garanti.

Off-balance sheet funds of this operating segment as of June 30, 2014 amounted to €2,264 million, a 12.3% increase from the €1,966 million recorded as of December 31, 2013 due to the growth of mutual funds in foreign branches and pensions funds in Turkey.

This operating segment’s non-performing asset ratio increased to 3.5% as of June 30, 2014 from 3.4% as of December 31, 2013, mainly as a result of a lower volume of contingent risks. This operating segment non-performing assets coverage ratio was 89% as of June 30, 2014 compared with 87% as of December 31, 2013.

Mexico

The Mexico operating segment comprises the banking and insurance businesses conducted in Mexico by the BBVA Bancomer financial group. The following table sets forth information relating to the business activity of this operating segment as of June 30, 2014 and December 31, 2013:

Mexico
	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Total Assets	88,479	81,801
Loans and advances to customers	43,157	40,668
Customer deposits under management	46,030	42,452
Off-balance sheet funds (*)	18,362	16,896
NPA ratio (%)	3.4	3.6

(*)	Assets under management.

Loans and advances to customers of this operating segment as of June 30, 2014 amounted to €43,157 million, a 6.1% increase from the €40,668 million recorded as of December 31, 2013, mainly due to the increase in commercial and consumer loans.

Customer deposits under management of this operating segment as of June 30, 2014 amounted to €46,030 million, an 8.4% increase from the €42,452 million recorded as of December 31, 2013, mainly as a result of increased demand and fixed-term deposits.

Off-balance sheet funds of this operating segment as of June 30, 2014 amounted to €18,362 million, a 5.0% increase from the €16,896 million recorded as of December 31, 2013, mainly as a result of a marketing campaign to boost corporate banking.

This operating segment’s non-performing asset ratio decreased to 3.4% as of June 30, 2014, from 3.6% as of December 31, 2013. This operating segment non-performing assets coverage ratio increased to 113% as of June 30, 2014, from 110% as of December 31, 2013. Both changes are mainly as a result of the year-on-year increase in loans and advances to customers, which has exceeded the year-on-year increase in non-performing loans.

South America

The South America operating segment manages the BBVA Group’s banking and insurance businesses in the region.

The business units included in the South America operating segment are:

•	Retail and Corporate Banking: includes banks in Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

•	Insurance businesses: includes insurance businesses in Argentina, Chile, Colombia, and Venezuela.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2014 and December 31, 2013:

South America
	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Total Assets	73,038	77,874
Loans and advances to customers	47,609	48,466
Customer deposits under management	50,343	55,167
Off-balance sheet funds (*)	6,999	6,552
NPA ratio (%)	2.1	2.1

(*)	Assets under management

Loans and advances to customers of this operating segment as of June 30, 2014 amounted to €47,609 million, a 1.8% decrease from the €48,466 million recorded as of December 31, 2013, as a result of the negative effect of exchange rate fluctuations, mainly in Argentina and Venezuela, which offset the increase in activity.

Customer deposits under management of this operating segment as of June 30, 2014 amounted to €50,343 million, an 8.7% decrease from the €55,167 million recorded as of December 31, 2013, as a result of the negative effect of exchange rate fluctuations, mainly in Argentina and Venezuela, which offset the increase in activity.

Off-balance sheet funds of this operating segment as of June 30, 2014 amounted to €6,999 million, a 6.8% increase from the €6,552 million recorded as of December 31, 2013, mainly as a result of the growth of pension funds.

This operating segment’s non-performing asset ratio was 2.1% as of June 30, 2014 and December 31, 2013. This operating segment non-performing assets coverage ratio decreased to 138% as of June 30, 2014 from 142% as of December 31, 2013.

United States

This operating segment encompasses the Group’s business in the United States. BBVA Compass accounted for approximately 93% of the area’s balance sheet as of June 30, 2014. Given its weight, most of the comments below refer to BBVA Compass. This operating segment also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2014 and December 31, 2013:

The United States
	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Total Assets	56,845	53,046
Loans and advances to customers	41,497	38,067
Customer deposits under management	44,024	39,844
NPA ratio (%)	0.9	1.2

Loans and advances to customers of this operating segment as of June 30, 2014 amounted to €41,497 million, a 9.0% increase from the €38,067 million recorded as of December 31, 2013, as a result of a widespread growth in all of the segment’s portfolios.

Customer deposits under management of this operating segment as of June 30, 2014 amounted to €44,024 million, a 10.5% increase from the €39,844 million recorded as of December 31, 2013, mainly as a result of the campaigns designed to attract deposits.

This operating segment’s non-performing asset ratio decreased to 0.9% as of June 30, 2014, from 1.2% as of December 31, 2013, as a result of a decrease in non-performing loans and a growth of loans and advances to customers (mainly in the commercial loan portfolio). This operating segment non-performing assets coverage ratio increased to 168% as of June 30, 2014, from 135% as of December 31, 2013, as a result of the decrease in non-performing assets.

Selected Statistical Information

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months ended June 30, 2014			Six Months ended June 30, 2013
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euro, Except Percentages)
Assets
Cash and balances with central banks	25,996	110	0.85%	27,545	142	1.04%
Debt securities, equity instruments and derivatives	168,490	2,179	2.61%	169,602	2,191	2.61%
Loans and receivables	345,431	8,647	5.01%	366,899	9,433	5.14%
Loans and advances to credit institutions	22,843	152	1.34%	26,194	201	1.55%
Loans and advances to customers	322,588	8,495	5.31%	340,705	9,232	5.46%
In euro(2)	189,074	2,507	2.67%	210,125	3,186	3.06%
In other currencies(3)	133,514	5,988	9.04%	130,580	6,046	9.34%
Other finance income	—	—	—	—	—	—
Non-earning assets	44,124	64	0.29%	46,213	65	0.28%

Total average assets	584,042	11,000	3.80%	610,259	11,831	3.91%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six Months ended June 30, 2014			Six Months ended June 30, 2013
	Average Balance	Interest	Average Yield (1)	Average Balance	Interest	Average Yield (1)
	(In Millions of Euro, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	80,329	679	1.70%	89,977	817	1.83%
Customer deposits	298,443	2,190	1.48%	286,906	2,311	1.62%
In euro(2)	159,072	960	1.22%	150,832	996	1.33%
In other currencies(3)	139,370	1,230	1.78%	136,074	1,315	1.95%
Debt securities and subordinated liabilities	81,070	947	2.36%	100,907	1,385	2.77%
Other financial costs	—	—	—	—	—	—
Non-interest-bearing liabilities	79,086	459	1.17%	86,041	419	0.98%
Stockholders’ equity	45,113	—	—	46,428	—	—

Total average liabilities	584,042	4,276	1.48%	610,259	4,932	1.63%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 and for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2014/June 30, 2013
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	(8)	(24)	(32)
Securities portfolio and derivatives	(14)	3	(12)
Loans and advances to credit institutions	(26)	(24)	(49)
Loans and advances to customers	(491)	(246)	(737)
In Euros	(319)	(360)	(679)
In other currencies	136	(193)	(58)
Other assets	—	2	2

Total income			(831)

Interest expense
Deposits from central banks and credit institutions	(88)	(50)	(138)
Customer deposits	93	(214)	(121)
In Euros	54	(90)	(36)
In other currencies	32	(117)	(85)
Debt certificates and subordinated liabilities	(272)	(166)	(438)
Other liabilities	(33)	74	41

Total expense			(656)

Net interest income			(175)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally
(2)	Rates have been presented on a non-taxable equivalent basis.

	For the Six Months Ended June 30, 2013/June 30, 2012
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	28	3	31
Securities portfolio and derivatives	140	(64)	76
Loans and advances to credit institutions	15	(44)	(29)
Loans and advances to customers	(46)	(246)	(292)
In Euros	(70)	(432)	(502)
In other currencies	111	100	211
Other assets	10	(34)	(24)

Total income			(238)

Interest expense
Deposits from central banks and credit institutions	(48)	(161)	(209)
Customer deposits	136	(14)	122
In Euros	22	55	76
In other currencies	137	(92)	46
Debt certificates and subordinated liabilities	(14)	20	6
Other liabilities	23	(18)	5

Total expense			(76)

Net interest income			(162)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the years indicated.

	Six Months Ended June 30,
	2014(*)	2013(*)
	(In Millions of Euros, except %)
Average interest earning assets	539,918	564,046
Gross yield(1)	4.07%	4.20%
Net yield(2)	3.77%	3.88%
Net interest margin (3)	2.49%	2.45%
Average effective rate paid on all interest-bearing liabilities	1.86%	2.06%
Spread(4)	2.22%	2.13%

(*)	Ratios are annualized by multiplying six month figures by two.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2014, interbank deposits represented 4.2% of our total assets. Of such interbank deposits, 20.2% were held outside of Spain and 79.8% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2014, our securities were carried on our consolidated balance sheet at a carrying amount of €126,921 million, representing 21.2% of our total assets. €40,165 million, or 31.7%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2014 on investment securities that BBVA held was 3.7%, compared to an average yield of approximately 5.0% earned on loans and receivables for the six months ended June 30, 2014. The fair value of our total securities portfolio as of June 30, 2014, was €126,921 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Interim Consolidated Financial Statements.

The following tables analyze the carrying amount and fair value of debt securities as of June 30, 2014 and December 31, 2013, respectively. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2014
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	39,799	41,834	2,090	(55)

Spanish Government and other government agencies debt securities	32,880	34,715	1,878	(44)
Other debt securities	6,919	7,119	212	(11)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	4,695	4,830	136	—
Issued by other institutions	2,224	2,289	75	(11)

International-	39,319	40,397	1,490	(412)

Mexico	11,635	12,163	588	(60)
Mexican Government and other government agencies debt securities	10,066	10,546	528	(48)
Other debt securities	1,569	1,616	60	(12)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	136	143	10	(3)
Issued by other institutions	1,433	1,473	49	(10)
The United States	8,043	8,053	92	(82)
U.S. Treasury and other U.S. government agencies debt securities	363	362	—	(1)
States and political subdivisions debt securities	2,318	2,336	23	(5)
Other debt securities	5,362	5,355	69	(76)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	44	46	3	—
Issued by other institutions	5,318	5,308	66	(76)
Other countries	19,642	20,181	810	(270)
Other foreign governments and other government agencies debt securities	10,500	10,824	495	(172)
Other debt securities	9,142	9,358	314	(98)
Issued by Central Banks	1,261	1,260	2	(3)
Issued by credit institutions	3,290	3,402	168	(55)
Issued by other institutions	4,591	4,696	145	(40)

TOTAL AVAILABLE FOR SALE PORTFOLIO	79,118	82,231	3,580	(467)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

International-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	79,118	82,231	3,580	(467)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

	As of December 31, 2013
	Amortized cost	Fair Value (1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	39,224	40,116	1,008	(115)

Spanish Government and other government agencies debt securities	30,688	31,379	781	(90)
Other debt securities	8,536	8,738	227	(25)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	5,907	6,027	124	(4)
Issued by other institutions	2,629	2,711	103	(21)

International-	31,323	31,690	956	(589)

Mexico	10,433	10,583	328	(178)
Mexican Government and other government agencies debt securities	9,028	9,150	281	(160)
Other debt securities	1,404	1,433	47	(19)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	84	93	11	(2)
Issued by other institutions	1,320	1,340	36	(16)
The United States	5,962	5,937	58	(82)
U.S. Treasury and other U.S. government agencies debt securities	171	170	3	(4)
States and political subdivisions debt securities	884	885	8	(7)
Other debt securities	4,907	4,881	46	(72)
Issued by Central Banks	—	—	—	—
Issued by credit institutions	234	233	2	(2)
Issued by other institutions	4,674	4,648	44	(70)
Other countries	14,928	15,170	570	(329)
Other foreign governments and other government agencies debt securities	7,128	7,199	333	(261)
Other debt securities	7,801	7,971	237	(67)
Issued by Central Banks	1,209	1,208	9	(10)
Issued by credit institutions	4,042	4,166	175	(51)
Issued by other institutions	2,550	2,597	54	(6)

TOTAL AVAILABLE FOR SALE PORTFOLIO	70,547	71,806	1,964	(704)

HELD TO MATURITY PORTFOLIO

Domestic-	—	—	—	—

International-	—	—	—	—

TOTAL HELD TO MATURITY PORTFOLIO	—	—	—	—

TOTAL DEBT SECURITIES	70,547	71,806	1,964	(704)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the period. Fair values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

The following tables set forth the carrying amount and fair value of our ownership of equity securities as of June 30, 2014 and December 31, 2013, respectively. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2014
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,299	3,502	205	(2)
Equity listed	3,250	3,453	204	(1)
Equity unlisted	49	49	1	(1)
International-	2,732	3,026	308	(15)
United States-	489	489	—	—
Equity listed	47	47	—	—
Equity unlisted	442	442	—	—
Other countries-	2,242	2,536	308	(15)
Equity listed	2,117	2,400	297	(15)
Equity unlisted	125	137	11	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,031	6,528	513	(17)

TOTAL EQUITY SECURITIES	6,031	6,528	513	(17)

TOTAL INVESTMENT SECURITIES	85,149	88,759	4,093	(484)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2013
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,331	3,337	54	(47)
Equity listed	3,270	3,277	54	(46)
Equity unlisted	61	60	—	(1)
International-	2,584	2,629	55	(10)
United States-	471	471	—	—
Equity listed	16	16	—	—
Equity unlisted	455	455	—	—
Other countries-	2,113	2,158	55	(10)
Equity listed	2,014	2,051	46	(9)
Equity unlisted	99	107	9	(1)

TOTAL AVAILABLE FOR SALE PORTFOLIO	5,915	5,966	109	(57)

TOTAL EQUITY SECURITIES	5,915	5,966	109	(57)

TOTAL INVESTMENT SECURITIES	76,462	77,772	2,073	(761)

(1)	Fair values for listed securities are determined on the basis of their quoted prices at the end of the year. Fair values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt investment and fixed income securities, excluding trading portfolio, by type and geographical area as of June 30, 2014.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount
	(Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other government agencies debt securities	1,876	3.52	11,523	3.48	12,956	4.34	8,360	4.92	34,715
Other debt securities	2,619	3.54	3,463	4.00	680	3.44	358	4.83	7,119

Total Domestic	4,495	3.53	14,985	3.61	13,636	4.28	8,717	4.91	41,834

International
Mexico	1,379	3.67	5,405	4.06	1,492	3.53	3,887	3.88	12,163
Mexican Government and other government agencies debt securities	995	3.51	4,894	4.05	1,234	3.41	3,423	3.92	10,546
Other debt securities	384	4.06	511	4.20	258	4.07	464	3.73	1,616
United States	538	4.39	2,792	2.55	4,089	2.02	633	4.24	8,053
U.S. Treasury and other. government agencies debt securities	326	4.91	7	0.38	28	0.75	—	—	362
States and political subdivisions debt securities	67	4.93	966	2.20	1,277	2.02	26	4.00	2,336
Other debt securities	145	2.94	1,819	2.75	2,784	2.04	607	4.25	5,355
Other countries	3,613	7.19	9,131	4.48	4,613	6.17	2,825	5.91	20,181
Securities of foreign governments (2)	1,107	4.33	5,914	4.91	2,348	7.20	1,454	6.43	10,824
Other debt securities of other countries	2,506	8.30	3,216	3.70	2,265	5.12	1,372	5.29	9,358

Total International	5,530	5.91	17,328	4.04	10,193	4.07	7,345	4.64	40,397

TOTAL AVAILABLE-FOR-SALE	10,025	4.75	32,314	3.84	23,829	4.19	16,063	4.79	82,231

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—	—

Total Domestic	—	—	—	—	—	—	—	—	—

Total International	—	—	—	—	—	—	—	—	—

TOTAL HELD-TO-MATURITY	—	—	—	—	—	—	—	—	—

TOTAL DEBT SECURITIES	10,025	4.75	32,314	3.84	23,829	4.19	16,063	4.79	82,231

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Securities of other foreign Governments mainly include investments made by our subsidiaries in securities issued by the Governments of the countries where they operate.

Loans and Advances to Credit Institutions

As of June 30, 2014, our total loans and advances to credit institutions amounted to €26,688 million, or 4.5% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €26,762 million as of June 30, 2014, or 4.5% of our total assets.

Loans and Advances to Customers

As of June 30, 2014, our total loans and advances amounted to €339,916 million, or 56.7% of total assets. Net of our valuation adjustments, loans and advances amounted to €327,239 million as of June 30, 2014, or 54.6% of our total assets. As of June 30, 2014 our loans and advances in Spain amounted to €186,172 million. Our foreign loans amounted to €153,744 million as of June 30, 2014. For a discussion of certain mandatory ratios relating to our loan portfolio, see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Liquidity Ratio” and “Item 4. Information on the Company —Business Overview— Supervision and Regulation—Investment Ratio” in our annual report on Form 20-F for the year ended December 31, 2013.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and advances as of each of the dates indicated:

	As of June 30, 2014	As of December 31, 2013	As of June 30, 2013
	(In Millions of Euros)
Domestic	186,172	187,400	201,687
Foreign
Western Europe	17,655	17,519	19,269
Latin America	91,764	92,223	89,121
United States	40,952	36,047	37,319
Other	3,373	3,569	3,300
Total foreign	153,744	149,358	149,009

Total loans and advances	339,916	336,758	350,696
Valuation adjustments	(12,677)	(13,151)	(12,310)

Total net lending	327,239	323,607	338,386

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and advances at each of the dates indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of June 30, 2014	As of December 31, 2013	As of June 30, 2013
	(In Millions of Euros)
Domestic
Government	23,658	22,166	26,069
Agriculture	1,247	1,275	1,329
Industrial	12,762	13,774	13,654
Real estate and construction	23,648	25,323	27,809
Commercial and financial	19,235	15,534	20,422
Loans to individuals (1)	89,967	90,364	94,703
Other	15,655	18,964	17,700

Total domestic	186,172	187,400	201,687

Foreign
Government	10,744	10,234	10,270
Agriculture	3,513	3,707	3,117
Industrial	14,522	14,905	13,898
Real estate and construction	15,993	15,163	16,503
Commercial and financial	35,894	31,635	35,610
Loans to individuals	56,801	59,527	57,024
Other	16,276	14,187	12,587

Total foreign	153,744	149,358	149,009

Total loans and advances	339,916	336,758	350,696

Valuation adjustments	(12,677)	(13,151)	(12,310)

Total net lending	327,239	323,607	338,386

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30, 2014	As of December 31, 2013	As of June 30, 2013
	(In Millions of Euros)
In euros	189,196	190,090	206,887
In other currencies	138,043	133,517	131,499

Total net lending	327,239	323,607	338,386

As of June 30, 2014, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €720 million, compared to €792 million as of December 31, 2013. Loans outstanding to the Spanish government and its agencies amounted to €23,658 million, or 7.0% of our total loans and advances as of June 30, 2014, compared to €22,166 million, or 6.6% of our total loans and advances as of December 31, 2013. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2014, excluding government-related loans, amounted to €17,434 million or approximately 5.1% of our total outstanding loans and advances. As of June 30, 2014 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and type of customer as of June 30, 2014. The determination of maturities is based on contract terms.

	Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
		(In Millions of Euros)
Domestic
Government	12,511	6,334	4,813	23,658
Agriculture	617	411	219	1,247
Industrial	10,179	1,829	755	12,762
Real estate and construction	12,170	6,487	4,990	23,648
Commercial and financial	13,398	2,033	3,804	19,235
Loans to individuals	15,794	16,464	57,709	89,967
Other	9,900	3,555	2,201	15,655

Total domestic	74,569	37,113	74,491	186,172

Foreign
Government	1,222	1,373	8,149	10,744
Agriculture	1,848	1,166	499	3,513
Industrial	7,906	4,011	2,605	14,522
Real estate and construction	4,849	6,771	4,373	15,993
Commercial and financial	15,975	17,187	2,732	35,894
Loans to individuals	7,219	19,923	29,660	56,802
Other	7,596	5,406	3,274	16,276

Total foreign	46,615	55,837	51,292	153,744

Total loans and advances	121,183	92,950	125,783	339,916

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2014.

	Interest Sensitivity of Outstanding Loans and Advances Maturing in More Than One Year
	Domestic	Foreign	Total
		(In Millions of Euros)
Fixed rate	10,496	48,348	58,844
Variable rate	101,108	58,781	159,889

Total loans and advances	111,604	107,129	218,733

Impairment losses on loans and advances

For a discussion of loan loss reserves, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Impairment losses on financial assets” and Note 2.2.1 to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	As of and for the Six Months Ended June 30,	As of and for the Year Ended December 31,	As of and for the Six Months Ended June 30,
	2014	2013	2013
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	10,514	9,649	9,649
Foreign	4,481	4,510	4,510

Total loan loss reserve at beginning of period	14,995	14,159	14,159

Loans charged off:
Total domestic (1)	(1,201)	(1,965)	(1,139)
Total foreign (2)	(915)	(1,709)	(815)

Total Loans charged off:	(2,117)	(3,673)	(1,954)

Provision for possible loan losses:
Domestic	1,118	3,417	1,549
Foreign	1,178	2,522	1,225

Total Provision for possible loan losses	2,295	5,939	2,774
Acquisition and disposition of subsidiaries	—	(30)	—
Effect of foreign currency translation	(95)	(557)	(199)
Other	(353)	(842)	(387)

Loan loss reserve at end of period:
Domestic	10,232	10,514	9,841
Foreign	4,494	4,481	4,552

Total Loan loss reserve at end of period	14,726	14,995	14,393

Loan loss reserve as a percentage of total loans and receivables at end of period	4.10%	4.27%	3.90%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.59%	1.05%	0.53%

(1)	Loans charged off were mainly related to the real estate sector.
(2)	Loans charged off in the six months ended June 30, 2014 include €895 million related to real estate loans and loans to individuals and others, €19 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies. Loans charged off in the year ended December 31, 2013 include €1,592 million related to real estate loans and loans to individuals and others, €114 million related to commercial and financial loans and €3 million related to loans to governmental and non-governmental agencies. Loans charged off in the six months ended June 30, 2013 include €717 million related to real estate loans and loans to individuals and others, €96 million related to commercial and financial loans and €2 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €2,117 million during the six months ended June 30, 2014 compared to €1,954 million during the six months ended June 30, 2013.

Our loan loss reserves as a percentage of total loans and advances decreased to 4.0% as of June 30, 2014 from 4.3% as of December 31, 2013.

Impaired Loans

As described in Note 2.2.1 to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of the loans.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest income on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2014 and 2013 was €115.8 million and €139.7 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of June 30,	As of December 31,
	2014	2013
	(In Millions of Euros)
Impaired loans
Domestic	19,769	20,985
Public sector	164	158
Other resident sector	19,605	20,826
Foreign	4,417	4,493
Public sector	11	11
Other non-resident sector	4,406	4,482
Total impaired loans	24,186	25,478
Total loan loss reserve	(14,726)	(14,995)
Impaired loans net of reserves	9,460	10,483

Our total impaired loans amounted to €24,186 million as of June 30, 2014, a 5.1% decrease compared to €25,478 million as of December 31, 2013. This decrease is mainly attributable to the decrease in impaired loans in the “Other resident sector” as a result of the positive performance of additions to NPA which have continued to decline since the end of 2013 and higher recoveries in Spain, where conditions have improved compared with the period ended June 30, 2013.

As mentioned in Note 2.2.1 to the Interim Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for unimpaired assets but which present an inherent loss. As of June 30, 2014, the loss reserve for impaired assets amounted to €12,319 million, a 2.2% decrease compared to €12,599 million as of December 31, 2013. This decrease in our loss reserve for impaired assets is mainly due to a better performance of loans and advances to customers in the real estate sector in Spain. As of June 30, 2014, the loss reserve for unimpaired assets amounted to €2,407 million, a 0.5% increase compared to €2,396 million as of December 31, 2013.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of June 30, 2014.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans in Category
	(In Millions of Euros)
Domestic:
Government	164	(44)	0.69%
Credit institutions	—	—	—
Other sectors	19,605	(9,960)	12.06%
Agriculture	137	(76)	10.99%
Industrial	1,772	(915)	13.88%
Real estate and construction	9,588	(5,772)	40.55%
Commercial and other financial	1,126	(693)	5.85%
Loans to individuals	5,602	(1,659)	6.23%
Other	1,379	(846)	8.81%

Total Domestic	19,769	(10,004)	10.34%

Foreign:
Government	11	(1)	0.10%
Credit institutions	27	(20)	0.13%
Other sectors	4,379	(2,294)	3.06%
Agriculture	142	(110)	4.04%
Industrial	264	(121)	1.82%
Real estate and construction	1,608	(712)	10.05%
Commercial and other financial	290	(210)	0.81%
Loans to individuals	1,347	(585)	2.37%
Other	728	(555)	4.47%

Total Foreign	4,417	(2,315)	2.52%

General reserve	—	(2,406)

Total impaired loans	24,186	(14,726)	6.74%

Troubled Debt Restructurings

As of June 30, 2014, “troubled debt restructurings”, as described in Note 7 to our Interim Consolidated Financial Statements, totaling €10,951 million were not considered impaired loans. For additional information on our restructured or renegotiated loans, see Note 7 to our Interim Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical non-performing asset ratios trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with non-performing asset ratios higher than our average non-performing asset ratios. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The non-performing asset ratio in our domestic real estate and construction portfolio was 40.6% as of June 30, 2014 (compared to 41.0% as of December 31, 2013), substantially higher than the average non-performing asset ratio for all of our domestic activities (10.3%) and the average non-performing asset ratio for all of our consolidated activities (6.4%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a non-performing asset ratio of 43.7% as of such date (compared to 43.9% as of December 31, 2013). Given such non-performing asset ratio, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Interim

Consolidated Financial Statements). The table below sets forth additional information on our domestic real estate and construction portfolio “Potential problem loans” as of June 30, 2014:

	Book Value	Loan Loss Reserve	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Impaired loans	7,989	4,349	2.2%
Special monitoring loans	1,279	457	0.4%
Of which:
Troubled debt restructurings	880	329	0.2%

(1)	Potential problem loans outside of Spain as of June 30, 2014 were not significant.

Foreign Country Outstandings

The following table sets forth, as of each of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked). As of June 30, 2014 and December 31, 2013, no borrower’s country exceeded 1% of our total assets. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30, 2014		As of December 31, 2013
	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except %)		(In Millions of Euros, Except %)
United Kingdom	5,301	0.9%	5,727	1.0%
Mexico	1,308	0.2%	1,432	0.2%
Other OECD	6,028	1.0%	6,242	1.1%

Total OECD	12,637	2.1%	13,401	2.3%
Central and South America	2,541	0.4%	3,461	0.6%
Other	4,871	0.8%	4,903	0.8%

Total	20,049	3.3%	21,765	3.7%

The following table sets forth the amounts of our cross-border outstandings as of June 30, 2014 and December 31, 2013 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of June 30, 2014
Mexico	114	10	1,185	1,308
United Kingdom	—	3,028	2,273	5,301

Total	114	3,037	3,457	6,609

As of December 31, 2013
Mexico	22	8	1,401	1,432
United Kingdom	—	3,703	2,024	5,727

Total	22	3,711	3,426	7,159

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2014.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as impaired under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €205 million and €271 million as of June 30, 2014 and December 31, 2013, respectively. These figures do not reflect loan loss reserves of 16.6% and 14.3% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2014 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2014 and December 31, 2013 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2014 and December 31, 2013 amounted to $127 million and $125 million, respectively (approximately €93 million and €91 million, respectively, based on a euro/dollar exchange rate on June 30, 2014 of $1.00 = €0.73 and on December 31, 2013 of $1.00 = €0.73).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of June 30, 2014
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	143,593	17,716	10,197	171,506
Foreign
Western Europe	23,924	102	29,239	53,265
Mexico	46,654	2,282	6,471	55,406
South America	51,399	89	3,075	54,563
United States	42,634	34	5,911	48,579
Other	1,359	732	1,443	3,534
Total Foreign	165,970	3,239	46,139	215,348

Total	309,562	20,954	56,336	386,852

	As of December 31, 2013
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	142,829	25,103	9,149	177,082
Foreign
Western Europe	19,244	36	26,826	46,106
Mexico	40,913	5,238	5,831	51,982
South America	56,218	127	3,750	60,094
United States	39,128	—	5,716	44,844
Other	1,272	190	982	2,444
Total Foreign	156,775	5,591	43,105	205,471

Total	299,604	30,694	52,254	382,552

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Interim Consolidated Financial Statements.

As of June 30, 2014, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €73,046 considering the noon buying rate as of June 30, 2014) or greater was as follows:

	As of June 30, 2014
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	10,055	17,290	27,344
Over 3 to 6 months	8,010	4,401	12,412
Over 6 to 12 months	11,444	5,817	17,261
Over 12 months	17,579	10,638	28,217

Total	47,088	38,146	85,234

Time deposits from Spanish and foreign financial institutions amounted to €28,832 million as of June 30, 2014, substantially all of which were in excess of $100,000 (approximately €73,046 considering the noon buying rate as of June 30, 2014).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2014 and December 31, 2013, see Note 23 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2014, December 31, 2013, and June 30, 2013.

	As of and for the Six Months Ended June 30, 2014		As of and for the Year Ended December 31, 2013		As of and for the Six Months Ended June 30, 2013
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(in millons of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of end of period	44,696	0.9%	43,602	1.0%	43,754	1.4%
Average during period	43,143	1.0%	42,958	1.2%	45,063	1.3%
Maximum quarter-end balance	47,238	—	51,663	—	51,663	—
Bank promissory notes:
As of end of period	581	1.0%	1,252	1.3%	5,819	3.2%
Average during period	938	1.1%	5,236	3.0%	7,557	3.3%
Maximum quarter-end balance	1,107	—	7,304	—	7,304	—
Bonds and Subordinated debt :
As of end of period	14,267	3.6%	15,183	6.3%	18,326	2.7%
Average during period	14,561	3.5%	16,101	2.9%	16,281	3.1%
Maximum quarter-end balance	15,487	—	18,328	—	18,279	—

Total short-term borrowings as of end of period	59,545	1.5%	60,036	2.3%	67,898	1.9%

Return on Equity

The following table sets out our return on equity ratios:

	As of June 30, 2014	As of December 31, 2013	As of June 30, 2013
	(In Percentages)
Return on equity (1)	5.8	5.0	13.2
Return on assets(2)	0.5	0.5	1.1
Equity to assets ratio(3)	7.7	7.8	7.6

(1)	Represents profit attributed to parent company for the period as a percentage of average stockholder’s funds for the period. For June 30, 2014 and June 30, 2013 data, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(2)	Represents profit attributed to parent company as a percentage of average total assets for the period. For June 30, 2014 and June 30, 2013 data, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(3)	Represents average total equity over average total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The trends observed at the end of 2013 continued into the first half of 2014, with a global economy where advanced economies increased their contribution to global growth, while emerging economies experienced a slowdown. Global financial markets have remained relatively calm. Increased volatility has been linked more to geopolitical risk events than to the monetary policy decisions taken by central banks, which had already been largely discounted by the markets. This can be seen in the fact that capital is flowing again into bonds and equity in emerging economies, and continuing into financial assets in the peripheral economies of the Eurozone. Overall, global growth in the first half of 2014 is estimated at just under the figure for 2013, mainly due to the temporary adjustment in the first quarter of 2014 in the United States. Europe maintained its growth rates during the first months of the year but it ceased to grow in the second quarter, while emerging economies have slowed to some extent, though in both cases the conditions for accessing finance have eased.

In the United States, the adverse weather conditions led to a fall in GDP in the first quarter of 2014. However, this decline may be temporary and the most recent indicators suggest that GDP has grown again in the second quarter. There has been a significant rise in employment, as well as a fall in the unemployment rate. The Federal Reserve has maintained its tapering of the monetary expansion program, while long-term interest rates have moderated over the first six months of the year, with inflationary expectations anchored at low levels and growth without upward surprises.

The improved external environment, the adjustments made in the peripheral Eurozone countries, support from the European Central Bank (ECB) and the strengthening of the institutional framework of the monetary union as a whole, have together improved demand and financing conditions for the European economy and supported its return to growth, which has continued in the first half of 2014. But although the situation has improved, economic activity remains fragile, as it depends on the continuity of the reforms, on adjustments that still have to be made, and on the international environment remaining favorable.

The weakness of the recovery, together with low inflation and the risk of deflation, has led the ECB to lower interest rates to all-time lows in financing operations, and brought interest rates into negative territory for deposit facilities. It has also announced unlimited long-term funding, but conditional on the provision of credit to the private sector. These measures have been taken against the background of a review of the soundness of the European banking system, both in terms of capital quality and resilience to stress scenarios. The ECB has also shown itself open to the introduction of additional quantitative easing measures if the above actions fail in their goal of stimulating the economy and depreciating the euro. Pending a determination of their impact in terms of economic activity, volatility in the financial markets has remained low, while capital flows into the zone, in particular the periphery, have continued, and market interest rates have fallen very significantly. The improvement has continued in the countries that have already abandoned the bailout programs.

Meanwhile, the recovery process continues in the Spanish economy. It has grown three quarters in a row and the most recent indicators suggest that growth in the second quarter of 2014 will be slightly higher than in the first. Despite the low rate of growth, the Spanish economy is already creating jobs, but this has not reduced the unemployment rate of 25% to any significant extent. The public accounts are benefiting from the falling cost of debt financing, although the debt itself continues to rise. Lastly, the bank bailout program under Law 9/2012 has finally concluded.

In the emerging economies as a whole the slowdown in GDP growth that began at the end of 2013 continued into the initial months of 2014, although the outlook should be brighter if the improvement in the conditions for accessing finance continues. The Chinese economy is slowing down, in line with forecasts, and it is providing support for the other emerging economies. In Latin America, demand is slowing, particularly domestic demand. The financial markets, however, have improved, following the episodes of volatility in 2013 and the start of 2014. Capital flows and asset prices are recovering.

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars fuerte and New Peruvian soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. We are also exposed to fluctuations of the Turkish lira as a result of our investment in Garanti.

The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar and the Turkish lira against the euro, expressed in local currency per €1.00 as of and for the six months ended June 30, 2014 and 2013 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months Ended June 30, 2014	For the Six Months Ended June 30, 2013	As of June 30, 2014	As of December 31, 2013
Mexican peso	17.9756	16.4929	17.7123	18.0731
U.S. dollar	1.3705	1.3131	1.3658	1.3791
Argentine peso	10.7219	6.7271	11.1067	8.9890
Chilean peso	757.5758	628.5355	751.8797	722.5434
Colombian peso	2,688.1720	2,398.0815	2,570.6941	2,659.5745
Peruvian new sol	3.8371	3.4372	3.8133	3.8535
Venezuelan bolívar fuerte	14.6340	7.6276	14.4774	8.6775
Turkish lira	2.9677	2.3804	2.8969	2.9605

During the six months ended June 30, 2014, all of the above currencies depreciated against the euro in average terms, resulting in a negative effect on the period-on-period comparison of the Group’s income statement.

At period-end exchange rates, there was an appreciation against the Euro of the Mexican peso, the U.S. dollar, the Colombian peso and the Peruvian new sol with respect to December 31, 2013. The effect of changes in these exchange rates on the half-year comparison of the consolidated balance sheet was positive. On the other hand there was depreciation against the euro of the Venezuelan bolivar fuerte, the Argentine peso and the Chilean peso, resulting in a negative impact on the half-year comparison of the consolidated balance sheet. Overall, the effect of changes in the exchange rates on half-year comparison of the Group’s income statement and balance sheet was negative.

BBVA Group Results of Operations for the Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

The changes in the Group’s consolidated income statements for the six months ended June 30, 2014 and June 30, 2013 were as follows:

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Interest and similar income	11,000	11,831	(7.0)
Interest expense and similar charges	(4,276)	(4,932)	(13.3)

Net interest income	6,724	6,899	(2.5)

Dividend income	370	65	n.m. (1)
Share of profit or loss of entities accounted for using the equity method	155	407	(61.9)
Fee and commission income	2,617	2,692	(2.8)
Fee and commission expenses	(625)	(611)	2.3
Net gains (losses) on financial assets and liabilities	978	794	23.2
Net exchange differences	173	515	(66.4)
Other operating income	2,242	2,554	(12.2)
Other operating expenses	(2,552)	(2,711)	(5.9)
Administration costs	(4,542)	(4,833)	(6.0)
Personnel expenses	(2,638)	(2,808)	(6.1)
General and administrative expenses	(1,905)	(2,025)	(5.9)
Depreciation and amortization	(548)	(535)	2.4
Provisions (net)	(433)	(273)	58.6
Impairment losses on financial assets (net)	(2,126)	(2,635)	(19.3)
Impairment losses on other assets (net)	(98)	(214)	(54.2)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	14	693	(98.0)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(281)	(309)	(9.1)

Operating profit before tax	2,067	2,498	(17.3)

Income tax	(524)	(601)	(12.8)

Profit from continuing operations	1,544	1,897	(18.6)

Profit from discontinued operations (net)	—	1,393	(100.0)

Profit	1,544	3,290	(53.1)

Profit attributable to parent company	1,328	2,882	(53.9)
Profit attributable to non-controlling interests	215	408	(47.3)

(1)	Not meaningful.

The changes in our consolidated income statements for the six months ended June 30, 2014 and June 30, 2013 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2014 and June 30, 2013.

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Interest and similar income	11,000	11,831	(7.0)
Interest and similar expenses	(4,276)	(4,932)	(13.3)

Net interest income	6,724	6,899	(2.5)

Net interest income for the six months ended June 30, 2014 amounted to €6,724 million, a 2.5% decrease compared to the €6,899 million recorded for the six months ended June 30, 2013, mainly due to the impact of the average exchange rate depreciation against the euro of the Venezuelan bolivar fuerte and the Argentine peso. At constant exchange rates, net interest income would have increased by 10.3% due to the strong activity in emerging markets.

Dividend income

For the six months ended June 30, 2014, dividend income was €370 million compared with the €65 million recorded for the six months ended June 30, 2013, as a result of the collection of dividend payments by the Telefónica group (which did not pay dividends during the six months ended June 30, 2013) and CNCB which was accounted for under the equity method until September 30, 2013.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2014 was €155 million, a 61.9% decrease compared to the €407 million recorded for the six months ended June 30, 2013, mainly due to the reclassification of our interest in CNCB to “Available-for-sale financial assets” on October 2013 (see Note 12 to the Interim Consolidated Financial Statements), as a result of which the gains collected from CNCB ceased to be accounted for under this line item.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2014 and June 30, 2013 is as follows:

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Commitment fees	94	93	1.1
Contingent risks	148	156	(5.1)
Letters of credit	22	23	(4.3)
Bank and other guarantees	126	133	(5.3)
Arising from exchange of foreign currencies and banknotes	8	11	(27.3)
Collection and payment services income	1,427	1,494	(4.5)
Bills receivables	31	32	(3.1)
Current accounts	166	179	(7.3)
Credit and debit cards	921	937	(1.7)
Checks	101	122	(17.2)
Transfers and others payment orders	155	163	(4.9)
Rest	53	61	(13.1)
Securities services income	581	576	0.9
Securities underwriting	41	46	(10.9)
Securities dealing	100	103	(2.9)
Custody securities	151	166	(9.0)
Investment and pension funds	226	200	13.0
Rest assets management	63	61	3.3
Counseling on and management of one-off transactions	7	7	—
Financial and similar counseling services	36	19	89.5
Factoring transactions	18	19	(5.3)
Non-banking financial products sales	54	60	(10.0)
Other fees and commissions	244	257	(5.1)

Fee and commission income	2,617	2,692	(2.8)

Fee and commission income decreased by 2.8% to €2,617 million for the six months ended June 30, 2014 from €2,692 million for the six months ended June 30, 2013. While fee and commission income was negatively affected by exchange rates fluctuations, such effect was significantly offset by the increased fees and commissions in certain emerging countries.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2014 and June 30, 2013 is as follows:

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	—	—	—
Fees and commissions assigned to third parties	470	440	6.8
Credit and debit cards	398	370	7.6
Transfers and others payment orders	31	24	29.2
Securities dealing	2	3	(33.3)
Rest	39	43	(9.3)
Other fees and commissions	155	171	(9.4)

Fee and commission expenses	625	611	2.3

Fee and commission expenses increased by 2.3% to €625 million for the six months ended June 30, 2014 from €611 million for the six months ended June 30, 2013, mainly as a result of the impact of emerging countries where commission expenses have grown due to increased activity.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities increased by 23.2% to a gain of €978 million for the six months ended June 30, 2014 from a €794 million gain for the six months ended June 30, 2013, mainly as a result of the gains on the sale of portfolios, including sovereign bonds, available for sale managed by the ALCO, which were positively affected by the improved market perception on sovereign debt as a result of the lower credit risk and the lower sovereign risk premiums paid by more recent issuances.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2014 and June 30, 2013:

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	496	98	n.m.	(1)
Other financial assets designated at fair value through profit or loss	(14)	32	n.m.	(1)
Other financial instruments not designated at fair value through profit or loss	496	664	(25.3)
Available-for-sale financial assets	700	533	31.3
Loans and receivables	8	118	(93.2)
Other	(211)	13	n.m.	(1)

Net gains (losses) on financial assets and liabilities	978	794	23.2

(1)	Not meaningful.

Net exchange differences decreased to €173 million for the six months ended June 30, 2014 from €515 million for the six months ended June 30, 2013, due primarily to the appreciation of the euro.

Other operating income and expenses

Other operating income amounted to €2,242 million for the six months ended June 30, 2014 a 12.2% decrease compared to €2,554 million for the six months ended June 30, 2013, mainly as a result of the effect of changes in exchange rates.

Other operating expenses for the six months ended June 30, 2014, amounted to €2,552 million, a 5.9% decrease compared to the €2,711 million recorded for the six months ended June 30, 2013 mainly as a result of the effect of changes in exchange rates.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the six months ended June 30, 2014 amounted to €4,542 million, a 6.0% decrease compared with the €4,833 million recorded for the six months ended June 30, 2013 mainly due to the above mentioned effect of the exchange rates. Excluding this effect, operating expenses would have increased due to the implementation of expansion plans and higher activity and inflation in emerging economies.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2014 and June 30, 2013.

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Wages and salaries	1,990	2,120	(6.1)
Social security costs	342	355	(3.7)
Transfers to internal pension provisions	30	37	(18.9)
Contributions to external pension funds	47	49	(4.1)
Other personnel expenses	229	247	(7.3)

Personnel expenses	2,638	2,808	(6.1)

Wages and salaries expenses decreased 6.1% from €2,120 million for the six months ended June 30, 2013 to €1,990 million for the six months ended June 30, 2014.

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2014 and June 30, 2013:

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)
Technology and systems	275	401	(31.4)
Communications	134	145	(7.6)
Advertising	91	196	(53.6)
Property, fixtures and materials	435	449	(3.1)
Of which:
Rent expenses	226	239	(5.4)
Taxes other than income tax	190	211	(10.0)
Other expenses	780	623	25.2

General and administrative expenses	1,905	2,025	(5.9)

Technology and systems expenses decreased from €401 million for the six months ended June 30, 2013 to €275 million for the six months ended June 30, 2014 mainly due to lower costs related to software in Spain. Advertising decreased from €196 million for the six months ended June 30, 2013 to €91 million for the six months ended June 30, 2014 mainly as a result of the decrease in advertising expenses in Spain, Mexico and the United States.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2014 was €548 million, a 2.4% increase compared with the €535 million recorded for the six months ended June 30, 2013 mainly due to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the six months ended June 30, 2014 was a loss of €433 million, a 58.6% increase compared to the loss of €273 million in the six months ended June 30, 2013, mainly due to the costs related to the various digitalization and transformation processes undertaken by the Group.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2014 was €2,126 million, a 19.3% decrease compared to the €2,635 million registered in the six months ended June 30, 2013, due mainly to decreased impaired assets as a result of lower additions to non-performing assets and higher recoveries in Spain.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the six months ended June 30, 2014 amounted to €98 million, a 54.2% decrease compared to the €214 million recorded for the six months ended June 30, 2013, when impairments losses on real estate inventories were higher as a result of the deterioration of the value of these assets.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2014 amounted to a gain of €14 million, compared to a gain of €693 million recognized for the six months ended June 30, 2013, when we recorded the capital gain generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and Scor Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2014, amounted to a loss of €281 million, a 9.1% decrease compared to a loss of €309 million for the six months ended June 30, 2013, mainly as a result of lower provisions made in connection with real estate foreclosed assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2014 was €2,067 million, a 17.3% decrease from the €2,498 million recorded for the six months ended June 30, 2013.

Income tax

Income tax for the six months ended June 30, 2014 was an expense of €524 million, a 12.8% decrease compared with the €601 million expense recorded in the six months ended June 30, 2013, due mainly to the lower operating profit before tax.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the six months ended June 30, 2014 was €1,544 million, an 18.6% decrease from the €1,897 million recorded for the six months ended June 30, 2013.

Profit from discontinued operations (net)

While there was no profit from discontinued operations during the first half of 2014, during the first half of 2013 profit from discontinued operations (net) totaled €1,393 million as a result of the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru), which was sold in 2013.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2014 was €1,544 million, a 53.1% decrease from the €3,290 million recorded for the six months ended June 30, 2013.

Profit attributable to parent company

Profit attributable to parent company for the six months ended June 30, 2014 was €1,328 million, a 53.9% decrease from the €2,882 million recorded for the six months ended June 30, 2013.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests for the six months ended June 30, 2014 was €215 million, a 47.3% decrease from the €408 million registered for the six months ended June 30, 2013, due mainly to the 53.1% decrease in profit, and in line with the 53.9% decrease in profit attributable to parent company.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below reconcile the income statement of our operating segments presented in this section to the consolidated income statement of the Group. The “Adjustments” column reflects the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, which are the following:

•	The treatment of Garanti: Under management criteria, 25.01% of the assets liabilities and income statement of Garanti are included in every line of the balance sheet and income statement, respectively, while for purposes of the Group financial statements the participation in Garanti is accounted under “Share of profit or loss of entities accounted for using the equity method”.

•	The creation of a line in the income statement called “Profit from corporate operations” which is in place of “Profit from discontinued operations” that includes the following with respect to the six months ended June 30, 2013:

–	The gains from the transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain in the Banking Activity in Spain operating segment.

–	The earnings from the sale of the pension businesses in Mexico, Colombia and Peru and also the earnings of these businesses until their sale, the results of the pension business in Chile until June 30, 2013 (this business was sold after that date), the profit or loss of the stake in CNCB using the equity method until June 30, 2013 (excluding dividends) and the tax impact of corporate operations in the Corporate Center.

	For the Six Months Ended June 30, 2014
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	1,867	(18)	408	2,354	693	2,061	(326)	7,038	(314)	6,724

Net fees and commissions	734	—	191	560	268	391	(58)	2,086	(94)	1,992
Net gains (losses) on financial assets and liabilities and net exchange differences	642	15	121	108	74	246	(29)	1,177	(26)	1,151
Other operating income and expenses net (*)	140	(83)	184	112	2	(335)	47	67	148	215
Administration costs	(1,366)	(67)	(329)	(1,067)	(626)	(969)	(286)	(4,710)	168	(4,542)
Depreciation and amortization	(52)	(12)	(22)	(88)	(87)	(73)	(231)	(565)	17	(548)
Impairment losses on financial assets (net)	(859)	(129)	(92)	(750)	(42)	(306)	2	(2,177)	51	(2,126)
Provisions (net) and other gains (losses)	(239)	(326)	(13)	(42)	(17)	(54)	(118)	(808)	10	(798)

Operating profit/ (loss) before tax	867	(619)	447	1,188	266	959	(999)	2,109	(41)	2,068

Income tax	(258)	176	(85)	(287)	(70)	(265)	224	(566)	42	(524)

Profit from continuing operations	609	(443)	362	900	196	694	(775)	1,544	—	1,544

Profit from discontinued operations /Profit from corporate operations (net) (**)	—	—	—	—	—	—	—	—	—	—

Profit	609	(443)	362	900	196	694	(775)	1,544	—	1,544

Profit attributable to non-controlling interests	(2)	(3)	—	—	—	(212)	1	(215)	—	(215)

Profit attributable to parent company	608	(446)	362	900	196	483	(774)	1,328	—	1,328

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

	For the Six Months Ended June 30, 2013
	Banking Activity in Spain	Real Estate Activity in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	2,057	43	489	2,227	699	2,124	(336)	7,302	(403)	6,899

Net fees and commissions	701	6	206	581	251	452	(19)	2,178	(97)	2,081
Net gains (losses) on financial assets and liabilities and net exchange differences	415	19	166	114	95	326	215	1,350	(41)	1,309
Other operating income and expenses net (*)	81	(65)	167	177	2	(315)	13	60	255	315
Administration costs	(1,475)	(62)	(336)	(1,095)	(619)	(1,062)	(369)	(5,017)	184	(4,833)
Depreciation and amortization	(56)	(11)	(27)	(81)	(90)	(79)	(212)	(555)	20	(535)
Impairment losses on financial assets (net)	(1,164)	(271)	(191)	(730)	(36)	(318)	(1)	(2,712)	77	(2,635)
Provisions (net) and other gains (losses)	(114)	(505)	(35)	(31)	—	(48)	(25)	(757)	654	(103)

Operating profit/ (loss) before tax	446	(846)	440	1,161	302	1,079	(734)	1,848	650	2,498

Income tax	(111)	220	(88)	(289)	(99)	(279)	178	(466)	(135)	(601)

Profit from continuing operations	335	(626)	352	872	203	801	(556)	1,382	515	1,897

Profit from discontinued operations/ Profit from corporate operations (net) (**)	440	—	—	—	—	—	1,468	1,908	(515)	1,393

Profit	775	(626)	352	872	203	801	912	3,290	—	3,290

Profit attributable to non-controlling interests	(19)	(2)	—	—	—	(252)	(135)	(408)	—	(408)

Profit attributable to parent company	756	(628)	352	872	203	549	777	2,882	—	2,882

(*)	Includes share of profit or loss of entities accounted for using the equity method.
(**)	For Group income this line represents “Profit from discontinued operations” and for operating segments it represents “Profit from corporate operations”.

Results of Operations by Operating Segment for the Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013

SPAIN

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	1,867	2,057	(9.2)

Net fees and commissions	734	701	4.6
Net gains (losses) on financial assets and liabilities and net exchange differences	642	415	54.6
Other operating income and expenses (net)	140	81	73.5

Administration costs	(1,366)	(1,475)	(7.4)
Depreciation and amortization	(52)	(56)	(6.8)
Impairment losses on financial assets (net)	(859)	(1,164)	(26.2)
Provisions (net) and other gains (losses)	(239)	(114)	110.0

Operating profit before tax	867	446	94.5

Income tax	(258)	(111)	132.6

Profit from continuing operations	609	335	81.8

Profit from corporate operations (net)	—	440	n.m. (1)

Profit	609	775	(21.4)

Profit attributable to non-controlling interests	(2)	(19)	(90.8)

Profit attributable to parent company	608	756	(19.7)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 amounted to €1,867 million, a 9.2% decrease compared with the €2,057 million recorded for the six months ended June 30, 2013. This decrease was mainly due to the impact during the six month ended June 30, 2014, of the elimination of “floor clauses” (clauses limiting the interest rate floors in mortgage loans granted to consumers) in residential mortgage loans (during the six months ended June 30, 2013 the impact was lower because the clauses were removed beginning on May 9, 2013), which more than offset the moderate improvement in credit activity. In the prevailing low interest rates environment, the decrease in financial income has been partially offset by the decrease in the cost of liabilities.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2014 amounted to €734 million, a 4.6% increase compared with the €701 million recorded for the six months ended June 30, 2013, mainly due to the increase of fees and commissions charged by mutual and pension funds, as well as increased fees and commissions relating to the underwriting of security issues and the placement of securities.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 amounted to €642 million, a 54.6% increase compared with the €415 million recorded for the six months ended June 30, 2013, as a result of gains on the sale of available-for-sale securities including sovereign bonds managed by ALCO, which were positively affected by the improved market perception on sovereign debt as a result of the lower credit risk and the lower sovereign risk premiums paid by more recent issuances.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 amounted to €140 million, a 73.5% increase compared with the €81 million recorded for the six months ended June 30, 2013, mainly due to the increase of dividends received in market operations and a higher contribution from the insurance activity.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 amounted to €1,366 million, a 7.4% decrease compared with the €1,475 million recorded for the six months ended June 30, 2013, as a result of cost containment measures, reduction of variable remuneration to employees, office closures and workforce reduction.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 amounted to €859 million, a 26.2% decrease compared with the €1,164 million recorded for the six months ended June 30, 2013, due to the decrease in non-performing loans and the fact that the collateral value of the loans in this portfolio deteriorated more in the first half of 2013 than in the first half of 2014.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2014 was €867 million, compared with operating profit before tax of €446 million recorded in the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 amounted to €258 million, a 132.6% increase compared with the €111 million recorded for the six months ended June 30, 2013, mainly due to the higher operating profit before tax.

Profit from continuing operations (net)

As a result of the foregoing, profit from continuing operations of this operating segment for the six months ended June 30, 2014 amounted to €609 million, an 81.8% increase compared with the €335 million recorded for the six months ended June 30, 2013.

Profit from corporate operations (net)

Profit from corporate operations (net) of this operating segment for the six months ended June 30, 2014 was nil, as there were no corporate operations during such period. During the six months ended June 30, 2013, profit from corporate operations totaled €440 million due to the capital gain generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR, pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies).

Profit attributable to parent company

Profit attributable to parent company of this operating segment for the six months ended June 30, 2014 amounted to €608 million, a 19.7% decrease compared with the €756 million recorded for the six months ended June 30, 2013. This decrease was mainly due to the year-on-year decrease in profit from corporate operations described above.

REAL ESTATE ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	(18)	43	n.m. (1)

Net fees and commissions	—	6	(100.0)
Net gains (losses) on financial assets and liabilities and net exchange differences	15	19	(21.1)
Other operating income and expenses (net)	(83)	(65)	27.2
Administration costs	(67)	(62)	8.0

Depreciation and amortization	(12)	(11)	5.8
Impairment losses on financial assets (net)	(129)	(271)	(52.3)
Provisions (net) and other gains (losses)	(326)	(505)	(35.4)

Operating profit/loss before tax	(619)	(846)	(26.8)

Income tax	176	220	(20.0)

Profit from continuing operations	(443)	(626)	(29.2)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	(443)	(626)	(29.2)

Profit attributable to non-controlling interests	(3)	(2)	36.0

Profit attributable to parent company	(446)	(628)	(29.0)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 was a loss of €18 million, compared with the €43 million gain recorded for the six months ended June 30, 2013, as a result of a reduction in the loan portfolio.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 amounted to a gain of €15 million, a 21.1% decrease compared with the €19 million gain recorded for the six months ended June 30, 2013.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 was a loss of €83 million, a 27.2% increase compared with the €65 million loss recorded for the six months ended June 30, 2013, mainly due to the increase in costs relating to the sale of properties.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 was €67 million, an 8.0% increase compared to the €62 million recorded for the six months ended June 30, 2013, as a result of the increase in general and administrative expenses mainly due to taxes other than income tax.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 totaled €129 million, a 52.3% decrease compared with the €271 million recorded for the six months ended June 30, 2013, mainly due to the decrease in non-performing loans and recoveries of one-off transactions in the first half of 2014.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2014 was a loss of €326 million, a 35.4% decrease compared with the €505 million loss recorded for the six months ended June 30, 2013, as a result of the fact that property appraisals and the collateral of loans in this portfolio deteriorated more in the first half of 2013 than in the first half of 2014.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2014 was a loss of €619 million, a 26.8% decrease compared with the €846 million loss recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 amounted to a €176 million benefit, a 20% decrease compared with the €220 million benefit recorded for the six months ended June 30, 2013, mainly due to a lower operating loss before tax.

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the six months ended June 30, 2014 was €446 million, a 29.0% decrease from the €628 million loss recorded in the six months ended June 30, 2013.

EURASIA

In accordance with IFRS 8, the information for the Eurasia operating segment is presented under management criteria, pursuant to which Garanti’s information has been proportionally integrated based on our 25.01% interest in Garanti.

	For the Six Months Ended June 30,
	2014	2013	Change
	(In Millions of Euros)		(In %)

Net interest income	408	489	(16.6)

Net fees and commissions	191	206	(7.3)
Net gains (losses) on financial assets and liabilities and net exchange differences	121	166	(27.3)
Other operating income and expenses (net)	184	167	9.9
Administration costs	(329)	(336)	(2.0)
Depreciation and amortization	(22)	(27)	(16.0)
Impairment losses on financial assets (net)	(92)	(191)	(51.7)
Provisions (net) and other gains (losses)	(13)	(35)	(63.8)

Operating profit before tax	447	440	1.6

Income tax	(85)	(88)	(2.9)

Profit from continuing operations	362	352	2.8

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	362	352	2.8

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	362	352	2.8

(1)	Not meaningful.

During the six months ended June 30, 2014, the Turkish lira depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the six months ended June 30, 2014. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 amounted to €408 million, a 16.6% decrease compared with the €489 million recorded for the six months ended June 30, 2013, as a result of the depreciation of the Turkish lira and, to a lesser extent, the decrease of customer spreads because of an increase of the cost of liabilities.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2014 amounted to €191 million, a 7.3% decrease compared with the €206 million recorded for the six months ended June 30, 2013, as a result of the depreciation of the Turkish lira. At constant exchange rates, fees and commissions would have increased slightly year-on-year.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 amounted to €121 million, a 27.3% decrease compared with the €166 million recorded for the six months ended June 30, 2013, as a result of the lower contribution from trading income and the year-on-year decrease in portfolio sales operations by Garanti.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 amounted to €184 million, a 9.9% increase compared with the €167 million recorded for the six months ended June 30, 2013, due to higher income from our interest in CIFH and the reclassification of CNCB in October 2013 to “Financial assets held for sale”, as a result of which dividend payments are accounted for as income from equity instruments.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 totaled €329 million, a 2% decrease compared with the €336 million recorded for the six months ended June 30, 2013, as a result of the devaluation of the Turkish lira. At constant exchange rates, administration costs would have increased by 9.1% due to an increase in the structure of Garanti throughout 2013, which resulted in higher expenses in the first half of 2014.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 totaled €92 million, a 51.7% decrease compared with the €191 million recorded for the six months ended June 30, 2013, as a result of lower impairments in the wholesale segment. The decrease in impairment losses on financial assets (net) was also supported by a more moderate rate of increase in lending compared to the first half of 2013, in particular in the consumer finance portfolio.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2014 was €447 million, a 1.6% increase from the €440 million recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 was €85 million, a 2.9% decrease compared with the €88 million recorded for the six months ended June 30, 2013, as a result of a higher proportion of income with a relative low tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2014 amounted to €362 million, a 2.8% increase compared with the €352 million recorded for the six months ended June 30, 2013.

MEXICO

	For the Six Months Ended June 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)

Net interest income	2,354	2,227	5.7

Net fees and commissions	560	581	(3.7)
Net gains (losses) on financial assets and liabilities and net exchange differences	108	114	(5.0)
Other operating income and expenses	112	177	(36.5)
Administration costs	(1,067)	(1,095)	(2.5)
Depreciation and amortization	(88)	(81)	8.4
Impairment losses on financial assets (net)	(750)	(730)	2.8
Provisions (net) and other gains (losses)	(42)	(31)	32.9

Operating profit before tax	1,188	1,161	2.3

Income tax	(287)	(289)	(0.5)

Profit from continuing operations	900	872	3.2

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	900	872	3.2

Profit attributable to non-controlling interests	—	—	n.m. (1)

Profit attributable to parent company	900	872	3.2

(1)	Not meaningful.

In the six months ended June 30, 2014 the Mexican peso slightly depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the six months ended June 30, 2013. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 amounted to €2,354 million, a 5.7% increase compared with the €2,227 million recorded for the six months ended June 30, 2013, due to increased activity volume while customer spreads remained stable year-on-year.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2014 amounted to €560 million, a 3.7% decrease compared with the €581 million recorded for the six months ended June 30, 2013, due to decreased activity in cards (as a result of the termination of certain agreements with retail companies).

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 amounted to €108 million, a 5.0% decrease compared with the €114 million recorded for the six months ended June 30, 2013, due to decreased trading income contribution which was offset in part by the gains generated by portfolio sales and exchange rate transactions.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 amounted to €112 million, a 36.5% decrease compared with the €177 million recorded for the six months ended June 30, 2013, mainly as a result of increased claims on insurance activity caused by natural disasters like hurricanes (which resulted in higher insurance premiums during the six months ended June 30, 2014).

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 was €1,067 million, a 2.5% decrease compared with the €1,095 million recorded for the six months ended June 30, 2013, mainly as a result of the exchange rate effect. Without this effect, there would have been an increase in the year-on-year comparison as a result of the larger number of employees and the implementation of expansion projects and branches improvement.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 totaled €750 million, a 2.8% increase compared with the €730 million recorded for the six months ended June 30, 2013 in line with the strong increase in activity.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2014 was €1,188 million, a 2.3% increase from the €1,161 million recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 was €287 million, a 0.5% decrease compared with the €289 million recorded for the six months ended June 30, 2013, as a result of a higher proportion of income with a relative low tax rate.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2014 amounted to €900 million, a 3.2% increase compared with the €872 million recorded for the six months ended June 30, 2013.

SOUTH AMERICA

	For the Six Months Ended June 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)

Net interest income	2,061	2,124	(3.0)

Net fees and commissions	391	452	(13.5)
Net gains (losses) on financial assets and liabilities and net exchange differences	246	326	(24.5)
Other operating income and expenses (net)	(335)	(315)	6.5
Administration costs	(969)	(1,062)	(8.7)
Depreciation and amortization	(73)	(79)	(7.9)
Impairment losses on financial assets (net)	(306)	(318)	(3.8)
Provisions (net) and other gains (losses)	(54)	(48)	13.6

Operating profit before tax	959	1,079	(11.1)

Income tax	(265)	(279)	(5.0)

Profit from continuing operations	694	801	(13.3)

Profit from corporate operations (net)	—	—	n.m. (1)

Profit	694	801	(13.3)

Profit attributable to non-controlling interests	(212)	(252)	(16.0)

Profit attributable to parent company	483	549	(12.0)

(1)	Not meaningful.

The average exchange rates against the Euro of the currencies of the countries in which we operate in South America, decreased in the six months ended June 30, 2014, resulting in a negative impact on the results of operations of the South America operating segment expressed in Euro. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition.” In particular, our results of operations were adversely affected by the depreciation of the Venezuelan bolivar fuerte and the Argentine peso.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 amounted to €2,061 million, a 3.0% decrease compared with the €2,124 million recorded for the six months ended June 30, 2013, mainly due to the adverse exchange rate impact and, to a lesser extent, hyperinflation in Venezuela. At constant exchange rates, net interest income would have increased by 37.9% mainly due to increased activity.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2014 amounted to €391 million, a 13.5% decrease compared with the €452 million recorded for the six months ended June 30, 2013, as a result of the year-on-year average depreciation of South American currencies against the euro. At constant exchange rates, net fees and commissions would have increased by 19.9% due to their growth in Venezuela, Peru and Argentina, which more than offset their year-on-year decrease in Chile.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating for the six months ended June 30, 2014 amounted to €246 million, a 24.5% decrease from the €326 million recorded for the six months ended June 30, 2013, as a result of the year-on-year depreciation of South American currencies against the euro. At constant exchange rates of South American currencies, net gains (losses) on financial assets and liabilities and net exchange differences would have increased by 11.1% due to the capital gains originated by the U.S. dollar positions maintained at Banco Provincial in Venezuela and Banco Francés in Argentina.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 was a loss of €335 million, a 6.5% increase compared with the €315 million loss recorded for the six months ended June 30, 2013, as a result of higher contributions to the deposit guarantee funds due to the increased volume of deposit in several countries and, to a lesser extent, the negative effect of the adjustment for hyperinflation in Venezuela (which was partially offset by the effect of the depreciation of the Venezuelan bolivar fuerte).

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 were €969 million, an 8.7% decrease from the €1,062 million recorded for the six months ended June 30, 2013. This decrease in expenses is mainly due to the year-on-year depreciation of South American currencies against the euro, which was partially offset by the effect of the hyperinflation in Venezuela.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 was €306 million, a 3.8% decrease from the €318 million recorded for the six months ended June 30, 2013. This decrease in losses was mainly due to the year-on-year depreciation of South American currencies against the euro and was partially offset by an increase in impairment losses on financial assets in line with volume growth.

This operating segment’s non-performing asset ratio was 2.1% as of June 30, 2014 and December 31, 2013.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2014 was €959 million, an 11.1% decrease from the €1,079 million recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 was €265 million, a 5.0% decrease from the €279 million recorded for the six months ended June 30, 2013 as a result of the decreased operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2014 was €483 million, a 12.0% decrease from the €549 million recorded for the six months ended June 30, 2013.

UNITED STATES

	For the Six Months Ended June 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)

Net interest income	693	699	(0.9)

Net fees and commissions	268	251	7.0
Net gains (losses) on financial assets and liabilities and net exchange differences	74	95	(21.5)
Other operating income and expenses (net)	2	2	(12.6)
Administration costs	(626)	(619)	1.1
Depreciation and amortization	(87)	(90)	(3.2)
Impairment losses on financial assets (net)	(42)	(36)	16.4
Provisions (net) and other gains (losses)	(17)	—	n.m. (1)

Operating profit before tax	266	302	(11.8)

Income tax	(70)	(99)	(28.7)

Profit from continuing operations	196	203	(3.6)

Profit from corporate operations (net)	—	—	—

Profit	196	203	(3.6)

Profit attributable to non-controlling interests	—	—	—

Profit attributable to parent company	196	203	(3.6)

(1)	Not meaningful.

In the six months ended June 30, 2014 the U.S. dollar depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement. See “Factors Affecting the Comparability of our Results of Operations and Financial Condition.”

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 was €693 million, a 0.9% decrease compared to the €699 million recorded for the six months ended June 30, 2013, mainly due to the depreciation of the U.S. dollar in average terms and, to a lesser extent, narrowing customer spreads, which more than offset the positive trend of the activity.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €268 million for the six months ended June 30, 2014, a 7.0% increase from the €251 million recorded for the six months ended June 30, 2013, as a result of the positive trend of commissions from trading operations.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 was a gain of €74 million, a 21.5% decrease compared to the €95 million gain recorded for the six months ended June 30, 2013. This decrease was mainly attributable to the repurchase of subordinated debt which generated capital gains during the first six months of 2013.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for each of the six months ended June 30, 2014 and 2013 was income of €2 million.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 were €626 million, a 1.1% increase from the €619 million recorded for the six months ended June 30, 2013. This increase was mainly as a result of the purchase of “Simple” during the first six months of 2014 and the implementation of different plans to remodel the branch network.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2014 was €42 million, a 16.4% increase from the €36 million recorded for the six months ended June 30, 2013, in line with increased activity.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2014 was €266 million, an 11.8% decrease from the €302 million recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 was an expense of €70 million, a 28.7% decrease compared with a €99 million expense recorded in the six months ended June 30, 2013, due to lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2014 was €196 million, a 3.6% decrease from the €203 million recorded in the six months ended June 30, 2013.

CORPORATE CENTER

	For the Six Months Ended June 30,		Change
	2014	2013
	(In Millions of Euros)		(In %)

Net interest income	(326)	(336)	(3.0)

Net fees and commissions	(58)	(19)	201.4
Net gains (losses) on financial assets and liabilities and net exchange differences	(29)	215	n.m.	(1)
Other operating income and expenses (net)	47	13	257.8
Administration costs	(286)	(369)	(22.4)
Depreciation and amortization	(231)	(212)	9.0
Impairment losses on financial assets (net)	2	(1)	n.m.	(1)
Provisions (net) and other gains (losses)	(118)	(25)	n.m.	(1)

Operating profit/ (loss) before tax	(999)	(734)	36.1

Income tax	224	178	25.4

Profit from continuing operations	(775)	(556)	39.5

Profit from corporate operations (net)	—	1,468	(100.0)

Profit	(775)	912	n.m.	(1)

Profit attributable to non-controlling interests	1	(135)	n.m.	(1)

Profit attributable to parent company	(774)	777	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2014 was an expense of €326 million, a 3% decrease compared with the €336 million expense recorded for the six months ended June 30, 2013, mainly due to the sale, on December 20, 2013, of Banco Bilbao Vizcaya Panamá, which results were included in this segment throughout the first half of 2013.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2014 was an expense of €58 million, a 201.4% increase compared with the €19 million expense recorded for the six months ended June 30, 2013 mainly as a result of changes in the scope of the consolidated entities.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2014 was a loss of €29 million, compared with the €215 million gain recorded for the six months ended June 30, 2013, mainly as a result of sales of certain portfolios from Unnim during the six months ended June 30, 2013 and lower contribution from investments in associate and joint ventures entities.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2014 amounted to €47 million, a 257.8% increase compared with the €13 million recorded for the six months ended June 30, 2013, mainly as a result of the dividends received from Telefónica during the first six months of 2014, and partially offset by other operating expenses. During the six months ended June 30, 2013 Telefonica paid no dividends.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2014 amounted to €286 million, a 22.4% decrease compared with the €369 million recorded for the six months ended June 30, 2013, mainly as a result of the higher investment in technology in the six months ended June 30, 2013.

Depreciation and amortization

Depreciation and amortization of this operating segment for the six months ended June 30, 2014 amounted to €231 million, a 9.0% increase compared with the €212 million recorded for the six months ended June 30, 2013.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2014 was a loss of €118 million, compared with the €25 million loss recorded for the six months ended June 30, 2013, as a result of higher provisions for the costs related to the transformation processes undertaken by the Group.

Operating profit / (loss) before tax

As a result of the foregoing, the operating loss before tax of this operating segment for the six months ended June 30, 2014 was a loss of €999 million, a 36.1% increase compared with the €734 million loss recorded for the six months ended June 30, 2013.

Income tax

Income tax of this operating segment for the six months ended June 30, 2014 amounted to a benefit of €224 million, a 25.4% increase compared with the €178 million benefit recorded for the six months ended June 30, 2013, mainly as a result of the higher operating loss before tax.

Profit from corporate operations (net)

While there was no profit from discontinued operations during the first half of 2014, during the first half of 2013 profit from discontinued operations totaled €1,468 million as a result of the income from the pension business in Latin America (including capital gains from the sale of Afore Bancomer in Mexico and the pension fund managers in Colombia and Peru) which was sold in 2013, and the impact of the signing of the new agreement with the CITIC Group (which led to the repricing at market value of BBVA’s stake in CNCB, as well as our accounting of the equity-adjusted earnings from CNCB, excluding dividends).

Profit / (loss) attributable to parent company

As a result of the foregoing, loss attributable to parent company of this operating segment for the six months ended June 30, 2014 was a loss of €774 million, compared with the €777 million profit recorded for the six months ended June 30, 2013.

Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.3 to the Interim Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.4 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.84% of our total consolidated assets and 0.55% of our total consolidated liabilities as of June 30, 2014.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool of liquid assets and securitized assets at an individual entity level (except with respect to Banco Bilbao Vizcaya Argentaria (Portugal), S.A.). Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the European Central Bank (“ECB”) or the respective central banks of the countries where our subsidiaries are located.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of June 30, 2014:

	BBVA	BBVA	BBVA	Others
	Eurozone (1)	Bancomer	Compass
	(In Millions of Euros)
Cash and balances with central banks	5,787	5,367	1,582	5,991
Assets for credit operations with central banks	45,300	9,393	15,465	4,717
Central governments issues	28,818	7,164	2,308	4,124
Of Which: Spanish government securities	23,915	—	—	—
Other issues	16,482	2,229	2,571	593
Loans	—	—	10,586	—
Other non-eligible liquid assets	5,537	568	264	440

Accumulated available balance	56,624	15,328	17,311	11,148

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The following table shows the balances as of June 30, 2014 and December 31, 2013 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2014	2013
	(In Millions of Euros)
Deposits from central banks	21,097	30,893
Deposits from credit institutions	56,457	52,423
Customer deposits	310,442	300,490
Debt certificates	61,506	64,120
Subordinated liabilities	13,797	10,556
Other financial liabilities	7,125	5,659

Total	470,424	464,141

Customer deposits

Customer deposits amounted to €310,442 million as of June 30, 2014, compared to €300,490 million as of December 31, 2013. The increase from December 31, 2013 to June 30, 2014 was primarily due to the positive performance of current and saving accounts and time deposits held by households and companies in both the domestic and non-domestic sectors.

Our customer deposits, excluding assets sold under repurchase agreements, amounted to €278,952 million as of June 30, 2014 compared to €272,630 million as of December 31, 2013.

Amounts due to credit institutions

Amounts due to credit institutions, including central banks, amounted to €77,554 million as of June 30, 2014, compared to €83,316 million as of December 31, 2013. The decrease as of June 30, 2014 compared to December 31, 2013, was related to decreased deposits from central banks, mainly from the ECB long-term financing.

	As of June 30,	As of December 31,	As of June 30,
	2014	2013	2013
	(In Millions of Euros)
Deposits from Credit Institutions	56,457	52,423	47,123
Deposits from Central Banks	21,097	30,893	28,574

Total Deposits from Credit Institutions	77,554	83,316	75,697

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2014 we had €61,506 million of senior debt outstanding, comprising €60,915 million in bonds and debentures and €591 million in promissory notes and other securities, compared to €64,120 million, €62,802 million and €1,318 million outstanding as of December 31, 2013, respectively. See Note 23.3 to the Interim Consolidated Financial Statements.

In addition, we had a total of €11,513 million in subordinated debt and €1,850 million in preferred securities outstanding as of June 30, 2014, compared to €8,432 million and €1,827 million outstanding as of December 31, 2013, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Interim Consolidated Financial Statements.

The following is a breakdown as of June 30, 2014 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest (regulatory equity instruments have been classified according to their contractual maturity):

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	3,571	331	9,606	32,388	13,946	59,842
Subordinated liabilities	7	39	12	972	1,389	10,944	13,363

Total	7	3,610	343	10,578	33,777	24,890	73,205

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 53 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Our estimated capital ratios and its related components are non-GAAP financial measures. We believe these metrics provide useful information to investors and others by measuring our progress against regulatory capital standards. Our estimated capital ratios are based on our interpretation, expectations and understanding of the respective requirements, and are necessarily subject to further regulatory clarity and rulemaking.

On June 27, 2013, the European Union Official Bulletin published the Capital Requirements Directive IV (“CRD IV”), made up of a directive that replaces Directives 2006/48 and 2006/49 of Capital and the Regulation EU 575/2013 on prudential requirements for credit institutions and investment firms (“Regulation EU 575/2013”).

This regulation came into effect on January 1, 2014. From this date on, any clauses from the previous regulation (Circular 3/2008 of the Bank of Spain and Basel II accord) that oppose the new European regulation were revoked. CRD IV requires the adoption by a national law for its implementation. Thus, in November 2013, the Royal Decree-Law 14/2013 (“RDL 14/2013”) was published to partially incorporate CRD IV into Spanish law. On January 31, 2014, Bank of Spain Circular 2/2014 was published to introduce regulation and domestic discretionary measures contained in Regulation EU 575/2013. Finally, the transposition of CRD IV to Spanish law has been completed by Law 10/2014, which incorporates certain other European regulatory changes applicable to credit institutions in matters such as the supervisory regime and sanctions into Spanish law and provides for new comprehensive law on the supervision and solvency of financial institutions.

By means of the new Circular 2/2014, the Bank of Spain has made certain regulatory determinations under the capital requirements regulation pursuant to the delegation contained in RDL 14/2013 including, among other things, certain rules concerning the applicable transitional regime on capital requirements and the treatment of deductions and establishing a 4.5% tier 1 common equity requirement and a 6% tier 1 capital requirement.

The implementation of this new regulation introduced a higher quality of capital requirement together with an increase in deductions and capital requirements for certain asset groups and new requirements on capital, leverage and liquidity buffers.

Under the CRD IV applicable as of June 30, 2014, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2014, this ratio was 14.7%.

Under the Bank of Spain’s capital adequacy regulations applicable as of December 31, 2013, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of December 31, 2013, this ratio was 12.9%. For additional information on the calculation of these ratios, see Note 33 to the Interim Consolidated Financial Statements.

Our estimated consolidated ratios as of June 30, 2014 (based on the CRD IV framework) and December 31, 2013 (based on the previous regulation, the Basel II framework) are as follows:

	As of June 30,	As of December 31,	% Change
	2014(*)	2013 (**)	2014-2013
	(In Millions of Euros)
Stockholders’ funds	44,305	44,527	(0.5)
Adjustments	(5,326)	(7,035)	(24.3)
Mandatory convertible bonds	—	—	—
CORE CAPITAL	38,978	37,492	4.0
Preferred securities	4,067	2,905	40.0
Adjustments	(4,067)	—	n.m.
CAPITAL (TIER I)	38,978	39,611	(1.6)
OTHER ELIGIBLE CAPITAL (TIER II)	10,421	8,695	19.9
CAPITAL BASE (TIER I + TIER II) (a)	49,399	48,306	2.3
Minimum capital requirement	26,927	25,888	4.0
CAPITAL SURPLUS	22,472	22,418	0.2
RISK WEIGHTED ASSETS (b)	336,584	323,605	4.0
BIS RATIO (a)/(b)	14.7	14.9
CORE CAPITAL	11.6	11.6
TIER I	11.6	12.2
TIER II	3.1	2.7

(*)	Calculated under CRD IV.

(**)	Calculated under Basel II.

Risk-weighted assets (“RWA”) increased during the six months ended June 30, 2014, reaching €336,584 million as of June 30, 2014 (compared with €323,605 million as of December 31, 2013 calculated under Basel II). This increase was mainly due to the new requirements introduced by CRD IV.

The minimum capital requirements under CRD IV (8% of RWA) amounted to €26,927 million as of June 30, 2014. Thus, excess capital resources (over the required 8% of RWA) stood at €22,472 million. Therefore, as of June 30, 2014, the Group’s capital resources were 83.4% higher than the minimum required levels.

The quality of the capital base improved during the six months ended June 30, 2014, since core capital as of June 30, 2014 amounted to €38,978 million, compared with €37,492 million as of December 31, 2013. This increase was principally due to the generation of earnings and the reclassifications of some deductions from core capital to Tier I capital according to the implementation of CRD IV.

Core capital under CRD IV accounted for 11.6% of RWA as of June 30, 2014, in line with 11.6 % as of December 31, 2013, under Basel II accord.

Tier I capital stood at €38,978 million or 11.6% of RWA as of June 30, 2014, 60 basis points less than on December 31, 2013 due mainly to the implementation of the new regulation, implying both higher deductions in Tier I and higher RWA. Preferred securities and contingent convertible notes accounted for 10.43% of Tier I capital as of June 30, 2014.

As of June 30, 2014, Tier II capital was €10,421 million or 2.7% of RWA, 40 basis points higher than on December 31, 2013, due mainly to the impact of a subordinated debt issuance and the adoption of the new regulation.

By aggregating Tier I and Tier II capital, as of June 30, 2014, the BIS total capital ratio was 14.7%, compared with 14.9% as of December 31, 2013.

Other Requirements on Minimum Capital Levels

In addition to the requirements referred to above, in 2011, the European Banking Authority (“EBA”) issued a recommendation pursuant to which financial institutions based in the EU should reach a new minimum Core Tier 1 (CT1) ratio of 9%, after setting an additional buffer against sovereign risk holdings, by June 30, 2012.

Furthermore, on July 22, 2013, EBA published a recommendation about capital preservation addressed to the supervisory authorities in all EU member states. The recommendation aims to preserve the enhanced capital base built as of June 30, 2012, in response to the EBA’s 2011 recapitalization. For the BBVA Group, this limit was set at €32,152 million, and, as of June 30, 2013, the EBA CT1 stood at €34,979 million, with a surplus of €2,827 million over the limit.

Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of June 30, 2014	As of December 31, 2013
	(In Millions of Euros)
Contingent Risks
Rediscounts, endorsements and acceptances	32	39
Collateral, bank guarantees and indemnities	26,413	28,082
Letter of credit and others	5,712	5,422
Total Contingent Risks	32,157	33,543

Contingent Liabilities
Balances drawable by third parties:
Credit institutions	1,037	1,583
Government and other government agencies	1,511	4,354
Other resident sectors	20,755	20,713
Non-resident sector	62,400	60,892
Total Balances drawable by third parties	85,703	87,542
Other contingent liabilities	12,549	6,628
Total Contingent liabilities	98,252	94,170

Total contingent risks and contingent liabilities	130,409	127,713

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2014 and December 31, 2013:

	As of June 30,	As of December 31,
	2014	2013
	(in Millions of Euros)
Mutual funds	48,192	43,600
Pension funds	22,646	21,074
Customer portfolios	34,099	31,073

Total	104,937	95,747

See Note 38 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Capital Expenditures

We have no pending significant capital expenditures.

OTHER INFORMATION

Scrip Dividend

On September 24, 2014, BBVA furnished to the SEC a relevant event notice on a Form 6-K relating to the free-of-charge capital increase approved by the General Meeting of BBVA shareholders held on March 14 2014, under item four, section 4.2 of the agenda, pursuant to which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying such relevant event notice is an information document describing the free-of-charge capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005 of November 4.

Catalunya Banc

The Management Commission of the Banking Restructuring Fund (known as “FROB”) accepted BBVA´s bid in a competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

As a consequence, BBVA executed a sale and purchase agreement with FROB, by virtue of which FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for the price of up to €1,187 million.

The price will be reduced in an amount equal to €267 million if, prior to the effective closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime foreseen in Royal Decree Law 14/2013 to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganization (known as “SAREB”).

Closing of the sale and purchase transaction will be subject, among others, to the obtaining of the relevant administrative authorizations and approvals and to the effective closing of the transaction announced by Catalunya Banc to the market on July 17, 2014 whereby Catalunya Banc will transfer to an asset securitization fund a loan portfolio with a nominal value of €6,392 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO

Title:	Global Head of Group Accounting and Information Management

Date: October 24, 2014

Interim Report

June - 2014

Unaudited Interim Consolidated Financial Statements Corresponding to the Six Months

Period ended June 30, 2014

56. Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee	F-159

57. Detail of the Directors’ holdings in companies with similar business activities	F-163

58. Other information	F-163

59. Subsequent events	F-166

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-2

APPENDIX II Additional information on investments in associate entities accounted for under the equity method in the BBVA Group	A-10

APPENDIX III Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2014	A-11

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2014	A-14

APPENDIX V BBVA Group’s structured entities. Securitization funds	A-15

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2014 and December 31, 2013	A-16

APPENDIX VII Consolidated balance sheets held in foreign currency as of June 30, 2014 and December 31, 2013	A-20

APPENDIX VIII Additional disclosure required by the Regulation S-X	A-21

GLOSSARY

Unaudited Consolidated balance sheets as of June 30, 2014 and December 31, 2013.

		Millions of Euros
ASSETS	Notes	June 2014	December 2013
CASH AND BALANCES WITH CENTRAL BANKS	9	25,004	34,903
FINANCIAL ASSETS HELD FOR TRADING	10	79,424	72,112
Loans and advances to credit institutions		-	-
Loans and advances to customers		155	106
Debt securities		33,114	29,602
Equity instruments		4,893	4,766
Trading derivatives		41,262	37,638
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,592	2,413
Loans and advances to credit institutions		-	-
Loans and advances to customers		-	-
Debt securities		701	663
Equity instruments		1,891	1,750
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	88,759	77,774
Debt securities		82,231	71,806
Equity instruments		6,528	5,968
LOANS AND RECEIVABLES	13	359,084	350,945
Loans and advances to credit institutions		26,762	22,862
Loans and advances to customers		327,239	323,607
Debt securities		5,083	4,476
HELD-TO-MATURITY INVESTMENTS	14	-	-
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	129	98
HEDGING DERIVATIVES	15	2,804	2,530
NON-CURRENT ASSETS HELD FOR SALE	16	3,064	2,880
EQUITY METHOD	17	4,904	4,742
Associates		1,105	1,272
Jointly ventures		3,799	3,470
INSURANCE CONTRACTS LINKED TO PENSIONS		-	-
REINSURANCE ASSETS	18	595	619
TANGIBLE ASSETS	19	7,285	7,534
Property, plants and equipment		5,820	5,841
For own use		5,355	5,373
Other assets leased out under an operating lease		465	468
Investment properties		1,465	1,693
INTANGIBLE ASSETS	20	6,778	6,759
Goodwill		5,203	5,069
Other intangible assets		1,575	1,690
TAX ASSETS	21	10,906	11,582
Current		1,750	2,502
Deferred		9,156	9,080
OTHER ASSETS	22	8,092	7,684
Inventories		4,672	4,636
Rest		3,420	3,048
TOTAL ASSETS		599,420	582,575

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated balance sheet as of June 30, 2014 and December 31, 2013.

Unaudited Consolidated balance sheets as of June 30, 2014 and December 31, 2013.

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2014	December 2013
FINANCIAL LIABILITIES HELD FOR TRADING	10	51,749	45,648
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Trading derivatives		42,651	38,119
Short positions		9,098	7,529
Other financial liabilities		-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,624	2,467
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Subordinated liabilities		-	-
Other financial liabilities		2,624	2,467
FINANCIAL LIABILITIES AT AMORTIZED COST	23	470,424	464,141
Deposits from central banks		21,097	30,893
Deposits from credit institutions		56,457	52,423
Customer deposits		310,442	300,490
Debt certificates		61,506	64,120
Subordinated liabilities		13,797	10,556
Other financial liabilities		7,125	5,659
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-
HEDGING DERIVATIVES	15	2,473	1,792
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	-	-
LIABILITIES UNDER INSURANCE CONTRACTS	18-24	10,255	9,834
PROVISIONS	25	6,823	6,853
Provisions for pensions and similar obligations	26	5,510	5,512
Provisions for taxes and other legal contingencies		194	208
Provisions for contingent risks and commitments		381	346
Other provisions		738	787
TAX LIABILITIES	21	2,937	2,530
Current		655	993
Deferred		2,283	1,537
OTHER LIABILITIES	22	5,268	4,460
TOTAL LIABILITIES		552,553	537,725

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated balance sheet as of June 30, 2014 and December 31, 2013.

Unaudited Consolidated balance sheets as of June 30, 2014 and December 31, 2013.

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2014	December 2013
STOCKHOLDERS’ FUNDS		46,965	46,310
Common Stock	27	2,885	2,835
Issued		2,885	2,835
Unpaid and uncalled (-)		-	-
Share premium	28	22,111	22,111
Reserves	29	21,273	19,908
Accumulated reserves (losses)		20,629	19,458
Reserves (losses) of entities accounted for using the equity method		644	450
Other equity instruments	46.1.1	39	59
Equity component of compound financial instruments		-	-
Other equity instruments		39	59
Less: Treasury stock	30	(43)	(66)
Income attributed to the parent company		1,328	2,228
Less: Dividends and remuneration		(629)	(765)
VALUATION ADJUSTMENTS	31	(2,146)	(3,831)
Available-for-sale financial assets		2,826	851
Cash flow hedging		4	8
Hedging of net investment in foreign transactions		(162)	(100)
Exchange differences		(3,399)	(3,023)
Non-current assets held-for-sale		-	3
Entities accounted for using the equity method		(968)	(1,130)
Other valuation adjustments		(447)	(440)
NON-CONTROLLING INTEREST	32	2,048	2,371
Valuation adjustments		(289)	70
Rest		2,337	2,301
TOTAL EQUITY		46,867	44,850
TOTAL LIABILITIES AND EQUITY		599,420	582,575

		Millions of Euros
MEMORANDUM ITEM	Notes	June 2014	December 2013
CONTINGENT RISKS	34	32,157	33,543
CONTINGENT COMMITMENTS	34	98,252	94,170

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated balance sheet as of June 30, 2014 and December 31, 2013.

Unaudited Consolidated income statements for the six months ended June 30, 2014 and 2013.

		Millions of Euros
	Notes	June 2014	June 2013
INTEREST AND SIMILAR INCOME	39	11,000	11,831
INTEREST AND SIMILAR EXPENSES	39	(4,276)	(4,932)
NET INTEREST INCOME		6,724	6,899
DIVIDEND INCOME	40	370	65
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	155	407
FEE AND COMMISSION INCOME	42	2,617	2,692
FEE AND COMMISSION EXPENSES	43	(625)	(611)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	978	794
Financial instruments held for trading		496	98
Other financial instruments at fair value through profit or loss		(14)	32
Other financial instruments not at fair value through profit or loss		496	664
Rest		-	-
EXCHANGE DIFFERENCES (NET)		173	515
OTHER OPERATING INCOME	45	2,242	2,554
Income on insurance and reinsurance contracts		1,807	1,948
Financial income from non-financial services		275	397
Rest of other operating income		160	209
OTHER OPERATING EXPENSES	45	(2,552)	(2,711)
Expenses on insurance and reinsurance contracts		(1,386)	(1,477)
Changes in inventories		(218)	(222)
Rest of other operating expenses		(948)	(1,012)
GROSS INCOME		10,082	10,604
ADMINISTRATION COSTS	46	(4,542)	(4,833)
Personnel expenses		(2,638)	(2,808)
General and administrative expenses		(1,905)	(2,025)
DEPRECIATION AND AMORTIZATION	47	(548)	(535)
PROVISIONS (NET)	48	(433)	(273)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(2,126)	(2,635)
Loans and receivables		(2,108)	(2,599)
Other financial instruments not at fair value through profit or loss		(18)	(36)
NET OPERATING INCOME		2,433	2,328

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated income statement corresponding to the six months ended June 30, 2014 and 2013.

Unaudited Consolidated income statements for the six months ended June 30, 2014 and 2013.

		Millions of Euros
(Continued)	Notes	June 2014	June 2013
NET OPERATING INCOME		2,433	2,328
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(98)	(214)
Goodwill and other intangible assets		(4)	(12)
Other assets		(94)	(202)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT
CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	14	693
NEGATIVE GOODWILL	20	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE
NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(281)	(309)
OPERATING PROFIT BEFORE TAX		2,067	2,498
INCOME TAX	21	(524)	(601)
PROFIT FROM CONTINUING OPERATIONS		1,544	1,897
PROFIT FROM DISCONTINUED OPERATIONS (NET)	52	-	1,393
PROFIT		1,544	3,290
Profit attributable to parent company		1,328	2,882
Profit attributable to non-controlling interests	32	215	408

		Euros
	Note	June 2014	June 2013
EARNINGS PER SHARE	5
Basic earnings per share		0.23	0.50
Diluted earnings per share		0.23	0.50

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated income statement corresponding to the six months ended June 30, 2014 and 2013.

Unaudited Consolidated statements of recognized income and expenses for the six months ended June 30, 2014 and 2013.

	Millions of Euros
	June 2014	June 2013
PROFIT RECOGNIZED IN INCOME STATEMENT	1,544	3,290
OTHER RECOGNIZED INCOME (EXPENSES)	1,326	(922)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(9)	(4)
Actuarial gains and losses from defined benefit pension plans	(13)	(4)
Non-current assets available for sale	-	-
Entities under the equity method of accounting	-	-
Income tax related to items not subject to reclassification to income statement	4	-
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	1,335
Available-for-sale financial assets	2,795	201
Valuation gains/(losses)	3,049	222
Amounts reclassified to income statement	(253)	(24)
Reclassifications (other)	-	3
Cash flow hedging	(5)	(8)
Valuation gains/(losses)	(5)	(7)
Amounts reclassified to income statement	-	(1)
Amounts reclassified to the initial carrying amount of the hedged items	-	-
Reclassifications (other)	-	-
Hedging of net investment in foreign transactions	(94)	(49)
Valuation gains/(losses)	(94)	(49)
Amounts reclassified to income statement	-	-
Reclassifications (other)	-	-
Exchange differences	(703)	(728)
Valuation gains/(losses)	(702)	(728)
Amounts reclassified to income statement	(1)	-
Reclassifications (other)	-	-
Non-current assets held for sale	(4)	93
Valuation gains/(losses)	(4)	68
Amounts reclassified to income statement	-	25
Reclassifications (other)	-	-
Entities accounted for using the equity method	195	(229)
Valuation gains/(losses)	194	(229)
Amounts reclassified to income statement	1	-
Reclassifications (other)	-	-
Rest of recognized income and expenses	-	-
Income tax	(850)	(198)
TOTAL RECOGNIZED INCOME/EXPENSES	2,870	2,368
Attributable to the parent company	3,014	2,154
Attributable to non-controlling interest	(144)	214

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated statement of recognized income and expenses for the six months ended June 30, 2014 and 2013.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2014

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instru- ments	Less: Treasury Stock (Note 30)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
JUNE 2014			Reserves (Accu- mulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2014	2,835	22,111	19,458	450	59	(66)	2,228	(765)	46,310	(3,831)	42,479	2,371	44,850
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,835	22,111	19,458	450	59	(66)	2,228	(765)	46,310	(3,831)	42,479	2,371	44,850
Total income/expense recognized							1,328		1,328	1,685	3,013	(144)	2,869
Other changes in equity	50	-	1,171	194	(20)	23	(2,228)	137	(673)	-	(673)	(179)	(852)
Common stock increase	50	-	(50)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase of other equity instruments	-	-	-	-	17	-	-	-	17	-	17	-	17
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(524)	(524)	-	(524)	(219)	(743)
Transactions including treasury stock and other equity instruments (net)	-	-	13	-	-	23	-	-	36	-	36	-	36
Transfers between total equity entries	-	-	1,268	195	-	-	(2,228)	765	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	7	-	(37)	-	-	-	(30)	-	(30)	-	(30)
Rest of increases/reductions in total equity	-	-	(67)	(1)	-	-	-	(104)	(172)	-	(172)	40	(132)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(104)	(104)		(104)		(104)
Balances as of June 30, 2014	2,885	22,111	20,629	644	39	(43)	1,328	(629)	46,965	(2,146)	44,819	2,048	46,867

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated statement of changes in equity for the six months ended June 30, 2014.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2013

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjust- ments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instru- ments	Less: Treasury Stock (Note 30)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remu- nerations (Note 4)	Total Stock- holders’ Funds
JUNE 2013			Reserves (Accu- mulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2013	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Total income/expense recognized							2,882		2,882	(728)	2,154	214	2,368
Other changes in equity	135	1,143	(510)	850	1,127	(118)	(1,676)	659	1,610	(1)	1,609	(381)	1,228
Common stock increase	41	-	(41)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	94	1,143	-	-	-	-	-	-	1,237	-	1,237	-	1,237
Increase of other equity instruments	-	-	-	-	1,162	-	-	-	1,162	-	1,162	-	1,162
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(570)	(570)	-	(570)	(380)	(950)
Transactions including treasury stock and other equity instruments (net)	-	-	20	-	-	(118)	-	-	(98)	-	(98)	-	(98)
Transfers between total equity entries	-	-	(497)	851	-	-	(1,676)	1,323	1	-	1	-	1
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	20	-	(35)	-	-	-	(15)	-	(15)	-	(15)
Rest of increases/reductions in total equity	-	-	(12)	(1)	-	-	-	(94)	(107)	(1)	(108)	(1)	(109)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(94)	(94)	-	(94)		(94)
Balances as of June 30, 2013	2,805	22,111	18,211	1,801	1,189	(229)	2,882	(664)	48,106	(2,913)	45,193	2,205	47,398

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated statement of changes in equity for the six months ended June 30, 2013.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2014 and 2013.

		Millions of Euros
	Notes	June 2014	June 2013
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	(11,805)	(13,970)
Profit for the year		1,544	3,290
Adjustments to obtain the cash flow from operating activities:		3,933	1,810
Depreciation and amortization		548	535
Other adjustments		3,385	1,275
Net increase/decrease in operating assets		(26,833)	3,207
Financial assets held for trading		(7,312)	7,152
Other financial assets designated at fair value through profit or loss		(180)	(67)
Available-for-sale financial assets		(8,565)	(4,287)
Loans and receivables		(10,939)	(1,326)
Other operating assets		163	1,735
Net increase/decrease in operating liabilities		10,075	(22,878)
Financial liabilities held for trading		6,101	(5,645)
Other financial liabilities designated at fair value through profit or loss		157	329
Financial liabilities at amortized cost		2,778	(15,803)
Other operating liabilities		1,039	(1,759)
Collection/Payments for income tax		(524)	601
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	4	2,069
Investment		(336)	(180)
Tangible assets		(90)	(6)
Intangible assets		(148)	(152)
Investments		-	(22)
Subsidiaries and other business units		(98)	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other settlements related to investing activities		-	-
Divestments		340	2,249
Tangible assets		68	-
Intangible assets		-	-
Investments		108	-
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities		164	1,843
Held-to-maturity investments		-	406
Other collections related to investing activities		-	-

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2014 and 2013.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2014 and 2013.

		Millions of Euros
(Continued)	Notes	June 2014	June 2013
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	2,645	138
Investment		(1,896)	(3,496)
Dividends		(105)	(637)
Subordinated liabilities		(75)	-
Common stock amortization		-	-
Treasury stock acquisition		(1,501)	(2,461)
Other items relating to financing activities		(215)	(398)
Divestments		4,541	3,634
Subordinated liabilities		3,004	1,272
Common stock increase		-	-
Treasury stock disposal		1,537	2,362
Other items relating to financing activities		-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		(751)	(747)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(9,907)	(12,510)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		34,887	35,477
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		24,980	22,967

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2014	June 2013
Cash		4,217	4,030
Balance of cash equivalent in central banks		20,763	18,937
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	24,980	22,967
Of which:
Held by consolidated subsidiaries but not available for the Group		-	-

The accompanying Notes 1 to 59 and Appendices I to IX are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2014 and 2013.

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1          Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of June 30, 2014, the BBVA Group was made up of 303 consolidated entities and 126 entities accounted for using the equity method (see Notes 3 and 17 Appendices I to V).

1.2          Basis for the presentation of the consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of June 30 2014, considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying consolidated financial statements for the six months ended June 30, 2014 were authorized for issue by the Group’s Directors (through the Board of Directors held July 29, 2014) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2014, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2014.

These interim consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3          Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.4          Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

—	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

—	The assumptions used to quantify certain provisions (see Notes 18, 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

—	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

—	The valuation of goodwill (see Note 20).

—	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of June 30, 2014 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.5          Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (hereinafter the “Internal Control over Financial Reporting” or “ICFR”). Its aim is to provide reasonable assurance with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the BBVA Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the BBVA Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

—	Establishment of an appropriate control framework to monitor these activities.

—	Assessment of all of the risks that could arise during the preparation of financial information.

—	Design the necessary controls to mitigate the most critical risks.

—	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

—	Monitoring of the controls to ensure they perform correctly and are effective over time.

In May 2013, COSO released an updated version of its Integrated Internal Control Framework. This update provides a broader framework than the previous guidance and clarifies the requirements for determining what constitutes effective internal control. Although BBVA Group continues with the process of analyzing the current version during the transition period going through December 15, 2014, no significant changes are expected in the current internal model control

The ICFR is a dynamic framework that evolves continuously over time to reflect the reality of the BBVA Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the Internal Control Units located in the BBVA Group’s different entities. The Internal Control Units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation by the Internal Control Units, ICFR Model is subject to annual evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

1.6          Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations), can be found in Appendix IX.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary, includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes of the interim consolidated financial statements.

2.1          Principles of consolidation

In terms of its consolidation, accordance with the criteria established by the IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

—	Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).

The financial statements of the subsidiaries are fully consolidated with those of the Bank.

The share of non-controlling interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of June 30, 2014. Appendix I includes other significant information on these entities.

—	Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are valued using the equity method (see Note 17). Appendix II shows the main figures for joint ventures accounted for using the equity method.

—	Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets”. Those entities are not material.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix II shows the most significant information related to the associates (see Note 17), which are accounted for using the equity method.

—	Structured Entities

A structured entity (see Glossary) is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements.

In those cases where the Group sets up entities, or has a holding in such entities, in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

-	Structured entities subject to consolidation

To determine if a structured entity controls the investee, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee will be performed and, among others, the following factors will be considered:

-	Evidence of the current ability to manage the relevant activities of the entity according to the specific business needs (including any decisions that may arise only in particular circumstances).

-	Potential existence of a special relationship with the entity.

-	Implicit or explicit Group commitments to support the entity.

-	The ability to use the Group´s power over the investee to affect the amount of the investor’s returns.

There are cases where the Group has a high exposure to variable returns and maintains existing decision-making power over the entity, either directly or through an agent. For instance, the so-called asset securitization funds, to which the BBVA Group transferred loan portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks and other purposes (See Appendix I and V).

As of June 30, 2014 there was no financial agreement support, additional to contractually establish, from the parent or other subsidiaries to the consolidated structured entities.

-	Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, and other purposes, but without the control of these and which are considered non-consolidated in accordance with IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

As of June 30, 2014 there was no material financial support from the parent or subsidiaries to unconsolidated structured entities.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The financial statements of subsidiaries, associates and joint ventures used in the preparation of the consolidated financial statements of the Group relate to the same date of presentation than the consolidated financial statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusting to take into account the most significant transactions. As of June 30, 2014, all of the financial statements of all Group entities were available, save for the case of the financial statements of 5 non-material associates and joint-ventures for which the financial statements were as of May 1, 2014.

Our banking subsidiaries, associates and joint venture around the world, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulator could discourage the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments) and following other regulatory requirements of financial information applicable to the Bank. The Bank uses the cost method to account in its separate financial statements its investments in subsidiaries, associates and joint venture entities, which is consistent with the requirements of IAS 27.

2.2          Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1      Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 39). The dividends received from other entities are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that period.

“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that period.

“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

—

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

—

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

—

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 44).

—

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

—

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss (see Note 8).

—

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

—

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the transaction was entered into. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

—	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments—Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts to be charged off are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

—

Any loan (except for those carrying an effective guarantee) of an entity in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

—	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on these instruments represents the excess of their respective carrying amounts over and the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The	following is to be taken into consideration when estimating the future cash flows of debt instruments:

—

All the amounts that are expected to be recovered over the remaining life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

—	The various types of risk to which each instrument is subject.

—	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

—	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

—

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA group estimates losses through statistical processes that apply historical data and other specific parameters that, although having been generated as of closing date for these consolidated financial statements, have arisen on an individual basis following the reporting date.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

—	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

—

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

–

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

–

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. The analysis of LIPs is performed on a homogenous portfolio basis.

A PD of 100% is assigned when a loan is considered impaired. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

—

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and is recognized in the financial statements. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

As of June 30, 2014, the Group’s internal incurred losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments

The impairment losses on other debt securities included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments—Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

—

Equity instruments available for sale measured at fair value: When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments—Available-for-sale financial assets” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual security to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain securities or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant securities against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments—Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

—

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, save for better evidence, an assessment of the equity of the investee is carried out (excluding valuation adjustments due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2       Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

—	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

—	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

—	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3       Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions—Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from financial guarantee contracts is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4       Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of the non-current assets held for sale from foreclosures or recoveries is defined as the balance pending collection on those loans/credits that originated said purchases (net of provisions). Non-current assets held for sale are not depreciated while included under this heading.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Note 52.2).

2.2.5       Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets
Type of Assets	Annual Percentage

Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs—General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6       Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 22).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of ,the cost of real-estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from borrowers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The book value at acquisition date of these real-estate assets is defined as the balance pending collection on those loans/credits that originated said purchases (net of provisions).

Impairment

If the fair value less costs to sell is lower than the loan amount registered in the balance sheet, a loss is recognized under the heading “Impairment losses on other assets (net) – Other assets” in the income statement for the period (see Note 50). In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7       Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset—Goodwill” if on the acquisition date there is a positive difference between:

—	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

—	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as an equity transaction; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is recorded directly to equity.

2.2.8       Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

—	is the lowest level at which the entity manages goodwill internally;

—	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net)—Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9       Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance entities on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to the type of product, the provisions may be as follows:

—	Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

—	Non-life insurance provisions:

-

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance entities in the policy period not elapsed at year-end.

—	Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance entities calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

—	Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

—	Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

—	Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance entities to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10       Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are calculated by applying to each temporary difference the income tax rate that is expected to be applied when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11       Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

—	They represent a current obligation that has arisen from a past event;

—	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

—	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

—	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12       Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 26).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. For current employees costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

—	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

—

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

—	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period in which these differences occur (see Note 48). The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments – Other valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 31).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

—

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Personnel expenses—Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

—

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or recognized as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets (see Note 25).

The current contributions made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost – Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force) and has recognized the corresponding provisions to cover the cost of the commitments acquired for this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13     Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were made and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14     Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15     Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 29).

2.2.16     Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

—	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

—	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

—	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

—	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

—

Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

—	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

—

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

—	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of June 30, 2014 and December 31, 2013, with reference to the most significant foreign currencies, is set forth in Appendix VII.

2.2.17     Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

—	Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in originating these loans and advances can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is discontinued. This interest is recognized for accounting purposes as income, as soon as it is received.

—	Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

-	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

-	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

-	Those relating to single acts, which are recognized when this single act is carried out.

—	Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

—	Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18     Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 45).

2.2.19     Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Other of other operating expenses” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognize.

2.2.20     Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

—	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

—	Prices may be quoted in that currency;

—	Interest rates, wages and prices are linked to a price index;

—	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation (see Note 3).

2.3          Recent IFRS pronouncements

Changes introduced in 2014

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force after January 1, 2014. They have not had a significant impact on the BBVA Group’s consolidated financial statements corresponding to the six months period ended June 30, 2014.

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

—	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

—

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

Amended IFRS 10 – “Consolidated Financial Statements”, Amended IFRS 12 - “Disclosure of interests in other entities” and Amended IAS 27 - “Consolidated and separate financial statements”

The changes to IFRS 10, IFRS 12 and IAS 27 define investment entities and provide an exception to the consolidation requirements requiring investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them as per IFRS 9.

However, the parent company of an investment entity must consolidate all entities under its control, including those controlled through an investment entity, unless the parent company is also an investment entity.

Furthermore, these amendments include new disclosures that will allow the users of such information to evaluate the nature and financial impact of these investments made through investment entities.

IFRIC 21 “Levies”

This Interpretation addresses the accounting for a liability to pay a levy if that tax liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

The obligating event that gives rise to a tax liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. If the activity that triggers the payment of the levy occurs over a period of time, the liability to pay a levy is recognized progressively; if the obligation to pay a levy is triggered when a minimum threshold activity is reached, such as a minimum amount of revenue or sales generated or outputs produced, the liability to pay a levy is recognized when that minimum threshold is reached.

This interpretation does not apply to taxes that are within the scope of other Standards (such as income taxes that are within the scope of IAS 12 Income Taxes) and to fines or other penalties that are imposed for breaches of the legislation.

The European Union adopted IFRIC 21 and came into effect on June 17, 2014, though early adoption is allowed. Thus, the BBVA Group opted to adopt IFRIC 21 early.

Amended IAS 36 – “Impairment of Assets”

The previous IAS 36 required an entity to disclose the recoverable amount for each cash-generating unit for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit, is significant in comparison with the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives.

The changes made to IAS 36 remove that requirement and introduce the requirement to disclose information about the recoverable amount of assets (including goodwill and cash generating units) for which an impairment loss has been recognized or reversed during the period.

The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal.

Amended IAS 39 – “Financial Instruments: Recognition and measurement. Novation of Derivatives and Continuation of Hedge Accounting”

The new IAS 39 introduces an exception to the requirement to discontinue hedge accounting for those novations that, as a consequence of a change in law or regulation, replace the original counterparty of the hedging instrument for a central counterparty or another entity, such as a clearing house, as long as the change does not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty.

Standards and interpretations issued but not yet effective as of June 30, 2014

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of June 30, 2014. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 – “Financial instruments”

As of July, 24, 2014, IASB has issued the IFRS 9 which will replace IAS 39. The new standard introduces significant differences with respect to the current regulation with regards to financial assets; among others, the approval of a new classification model based on two single categories of amortized cost and fair value, the elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories, impairment analyses only for assets measured at amortized cost and non-separation of embedded derivatives in contracts of financial assets.

With regard to financial liabilities, the classification categories proposed by IFRS 9 are similar to those contained in IAS 39, so there should not be very significant differences save for the requirement to recognize changes in fair value related to own credit risk as a component of equity, in the case of financial liabilities designated at fair value through profit or loss. Hedge accounting requirements also differs from the current IAS 39 due to the new focus on the economic risk management.

The IASB has established January 1, 2018, as the mandatory application date, with the possibility of early adoption.

Amended IAS 19 – “Employee Benefits. Defined Benefit Plans: Employee Contributions”

The new IAS 19 amends the accounting requirements for contributions to defined benefit plans to permit to recognize these contributions as a reduction in the service cost in the same period where they are paid if they meet certain requirements, without the need for calculations to attribute the contributions to the periods of service.

These modifications will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Annual Improvements to IFRSs 2010-2012 Cycle

Annual Improvements to IFRSs 2010-2012 Cycle introduces small modifications and clarifications to IFRS 2 - Share-based Payment, IFRS 3 - Business Combinations, IFRS 8 - Operating Segments, IFRS 13 - Fair Value Measurement, IAS 16 - Property, Plant and Equipment, IAS 24 - Related Party Disclosures and IAS 38 - Intangible Assets.

These modifications will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Annual Improvements to IFRSs 2011-2013 Cycle

Annual Improvements to IFRSs 2011-2013 Cycle introduces small modifications and clarifications to IFRS 1 - First-time Adoption of IFRSs, IFRS 3 - Business Combinations, IFRS 13 - Fair Value Measurement and IAS 40 - Investment Property.

These modifications will be applied to the accounting years starting on or after July 1, 2014, although early adoption is permitted.

Amended IFRS 11 – “Joint Arrangements”

The amendments made to IFRS 11 require the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all of the principles on business combinations accounting in IFRS 3 and other IFRSs. These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

Amended IAS 16 - “Property, Plant and Equipment” and Amended IAS 38 - “Intangible Assets “The amendments made to IAS 16 and IAS 38 exclude, as general rule, as depreciation method to be used, those methods based on revenue that is generated by an activity that includes the use of an asset, because the revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits of the asset.

These modifications will be applied to the accounting years starting on or after January 1, 2016, although early adoption is permitted.

IFRS 15 – “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer.

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractually agreed. It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 - Revenue IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 - Revenue-Transactions Involving Advertising Services

This Standard will be applied to the accounting years starting on or after January 1, 2017, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I and II provide relevant information as of June 30, 2014 on the Group’s subsidiaries, consolidated structured entities, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments for the six months ended June 30, 2014, and Appendix IV gives details of the subsidiaries under the full consolidation method and which, based on the information available, are more than 10% owned by non-Group shareholders as of June 30, 2014.

The following table sets forth information related to the Group’s total assets as of June 30, 2014 and December 31, 2013 broken down by the Group’s entities according to their activity:

	Millions of Euros
Contribution to Consolidated Group. Entities by Main Activities	Jun 2014	Dec 2013
Banks and other financial services	571,963	556,294
Insurance and pension fund managing companies	21,877	20,023
Other non-financial services	5,580	6,258
Total	599,420	582,575

The total assets and earnings as of June 30, 2014, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with an active presence in other countries, as shown below:

—	Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

—	Mexico

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

—	South America

The BBVA Group’s activities in South America are mainly focused on the banking and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of June 30, 2014, are fully consolidated (see Note 2.1).

—	United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

—	Turkey

In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”, see Note 17). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. BBVA also has a representative office in Istanbul.

—	Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, operational branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

—	Asia-Pacific

The Group’s activity in this region is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Mumbai, Abu Dhabi and Sydney). In addition, the BBVA Group holds a stake in CITIC Group (hereinafter, “CITIC”) that includes investments in Citic International Financial Holdings Limited (hereinafter, “CIFH”) (see Note 17).

Changes in the Group in 2014

On February 20, 2014, the Group announced its agreement to acquire the 100% of Simple Finance Technology Corp. (“Simple”) for a price of $117 million (approximately €84 million). The goodwill recognized by this acquisition amounted to $106 million (approximately €77 million), although this amount is provisional, as under IFRS 3 the Group can reflect new information obtained about facts and circumstances that were in existence at the acquisition date during the measurement period that cannot exceed one year from acquisition.

Changes in the Group in 2013

Purchase of Unnim Vida

On February 1, 2013, Unnim Banc, S.A. which was subsequently acquired by the Bank, reached an agreement with Aegon Spain Holding B.V. to acquire the 50% of Unnim Vida, Inc. Insurance and Reinsurance (“Unnim Vida”) for a price of €352 million. Thus, the BBVA Group owned 100% of the stake of “Unnim Vida.

Sale of BBVA Panama

On July 20, 2013, BBVA announced that it had reached an agreement with the entity Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale of the direct and indirect ownership interest (98.92%) in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”).

On December 19, 2013, after having obtained the necessary approvals, BBVA completed the sale.

The total consideration that BBVA received pursuant to this sale amounted to approximately $645 million, $505 million as sale price and $140 million as distribution of dividends by BBVA Panamá from June 1, 2013.

BBVA received part of the consideration through the distribution of dividends from BBVA Panamá amounting to $140 million prior to closing (such amount has consequently reduced the purchase price to be paid to BBVA on closing).

After deducing such distribution of dividends the capital gain gross of taxes amounted to approximately €230 million which was recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement in 2013.

Sale of pension businesses in Latin America

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (“AFP”) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

On October 2, 2013, with the sale of “AFP Provida” (Administradora de Fondos de Pensiones AFP Provida de Chile), BBVA finalized the process. Below there is a description of each of the operations that have been carried out during this process:

Sale of AFP Provida (Chile)

On February 1, 2013, BBVA reached an agreement with MetLife, Inc., for the sale of the 64.3% stake that BBVA held direct and indirectly in the Chilean Pension Fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”).

On October 2, 2013, BBVA completed the sale. The total amount in cash received by BBVA was approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to roughly 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million USD. The gain on disposal, attributable to the Parent company net of taxes, amounted to approximately €500 million which was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013.

Sale of BBVA AFP Horizonte S.A. (Peru)

On April 23, 2013, BBVA sold a wholly owned Peruvian subsidiary “AFP Horizonte S.A.” to “AFP Integra S.A.” and “Profuturo AFP, S.A.” who have each acquired 50% of said company.

The total consideration paid for the shares is approximately US$ 544 million. This consideration is composed by a price of approximately US$ 516 million and a dividend distributed prior to the closing of approximately US$ 28 million.

The gain on disposal, attributable to parent company net of taxes, amounted to approximately €206 million at the moment of the sale and such gain was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 52.2).

Sale of BBVA AFP Horizonte S.A. (Colombia)

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the total stake that BBVA held directly or indirectly in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías, S.A.

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price was US$ 541.4 million. The gain on disposal, attributable to parent company net of taxes, amounted to approximately €255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 52.2).

Sale of Afore Bancomer (Mexico)

On November 27, 2013, BBVA reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. its entire stake directly or indirectly held in the Mexican subsidiary Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the subsidiary sold.

The total sale price was USD 1,735 million (approximately €1,327 million). The gain on disposal, attributable to parent company net of taxes, was approximately €771 million, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in 2013 (see Note 52.2).

New agreement with Citic Group

As of October 21, 2013, BBVA reached a new agreement with the Citic Group that included among other aspects the sale of its 5.1% stake in China Citic Bank Corporation Limited (CNCB) to Citic Limited for an amount of approximately €944 million, after this sale, the stake of BBVA in CNCB was reduced to the 9.9%.

Simultaneously, BBVA and the Citic Group agreed to adapt their strategic cooperation agreement to the new situation, removing the exclusivity obligations that affected the activities of BBVA in the PRC, and agreeing to negotiate new areas of cooperation between both banks, as BBVA’s current intention is to remain a key long term investor in CNCB.

In accordance with IFRS 11, the new situation implies a change in the accounting criteria applied to the participation of BBVA in CNCB, being now a no material financial participation recognized under the heading “Available-for-sale financial assets” (see Note 12).

As a result of this change in the accounting criteria and the mentioned sale, the loss attributable to the BBVA Group at the time of the sale amounted to approximately €2,600 million which was recognized under the heading “Gains (losses) on derecognized assets not classified as non-current assets held for sale” in the consolidated income statement in 2013.

4.	Shareholder remuneration system and allocation of earnings

Shareholder remuneration system

A shareholder remuneration system called the “Dividend Option” was implemented in 2011 for first time, and it was also implemented in 2012 and 2013.

Under this remuneration scheme, BBVA offers its shareholders the opportunity to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

The Bank’s Shareholders’ Annual General Meeting held on March 14, 2014 once more approved the establishment of the “Dividend Option” program for 2014, through four share capital increases charged to voluntary reserves, under similar conditions to those established in 2011, 2012 and 2013.

In April 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 14, 2014 to implement the Dividend Option. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 (101,214,267 shares at a €0.49 par value each). 89.21% of shareholders opted to receive their remuneration in the form of shares (see Note 27). The other 10.79% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 624,026,809 rights for a total amount of €104,836,503.91; said shareholders were paid in cash.

Dividends

At its meeting of June 25, 2014, the Board of Directors of BBVA approved the payment of an interim dividend against 2014 earnings of €0.08 gross (€0.0632 net) per outstanding share to be paid on July 10, 2014.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

Millions of Euros
Available Amount for Interim Dividend Payments	May 31, 2014
Profit of BBVA, S.A. at each of the dates indicated, after the provision for income tax	983
Less -
Estimated provision for Legal Reserve	10
Acquisition by the bank of the free allotment rights in 2014 capital increase	105
Additional Tier I capital instruments remuneration	53
Maximum amount distributable	815
Amount of proposed interim dividend	471
BBVA cash balance available to the date	1,827

The amount of the interim dividend which was paid to the shareholders on July 10, 2014, after deducting the treasury shares held by the Group’s entities, amounted to €471 million and was recognized under the heading “Stockholders’ funds—Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost—Other financial liabilities” of the consolidated balance sheet as of June 30, 2014 (see Note 23.5).

5.	Earnings per share

Earnings per share, basic and diluted are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms

The Bank issued additional share capital in 2014 and 2013 (see Note 27). In accordance with IAS 33, when there is a capital increase earnings per share, basic and diluted, should be recalculated for previous periods applying a corrective factor to the denominator (the weighted average number of shares outstanding) This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for June 2013 were recalculated on this basis.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2014	June 2013 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	1,328	2,882
Profit adjusted (millions of euros) (A)	1,328	2,882
Profit from discontinued operations (net of non-controlling interest) (B)	-	1,333
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,815	5,455
Weighted average number of shares outstanding x corrective factor (2)	5,815	5,633
Adjustment: Average number of estimated shares to be converted (3)	-	184
Adjusted number of shares - Basic earning per share (C)	5,815	5,817
Adjusted number of shares - diluted earning per share (D)	5,815	5,817
Basic earnings per share from continued operations (Euros per share) A-B/C	0.23	0.27
Diluted earnings per share from continued operations (Euros per share) A-B/D	0.23	0.27
Basic earnings per share from discontinued operations (Euros per share)B/C	-	0.23
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	0.23

(1)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period.
(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(3)	Conversion of convertible bonds as of June 30, 2013
(*)	Data recalculated due to the mentioned corrective factor.

As of June 30, 2014 and 2013, there were no other financial instruments or share option commitments with employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason the basic and diluted earnings are matched.

6.	Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on as disaggregated level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the BBVA Group management into higher level units and, ultimately, the reportable segments themselves. Similarly, all the entities that make up the BBVA Group are also assigned to the different operating segments according to the geographical areas where they carry out their activity.

Once the composition of each of the operating segments in the BBVA Group has been defined, certain management criteria are applied, noteworthy among which are the following:

-

Internal transfer prices: The calculation of the net interest income of each business is performed by applying the internal transfer rates to both the asset and liability entries. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that aims to reflect the conditions and outlook of the financial markets. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

-

Allocation of operating expenses: Both direct and indirect expenses are allocated to the operating segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate or institutional expenses incurred on behalf of the Group as a whole.

-	Cross-selling: On certain occasions, adjustments are made to eliminate overlap accounted for in the results of two or more units as a result of encouraging cross-selling between businesses.

During 2014, the operating segment reporting structure is as in 2013, and is as follows:

—	Banking activity in Spain which as in previous years includes:

-	The Retail network, with the segments of individual customers, private banking, and small businesses

-	Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country.

-	Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area

-	Other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain

-	In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

—	Real estate activity in Spain

Manage the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers and foreclosed real estate assets.

—	Eurasia

Includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the BBVA Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

—	Mexico

Comprising of the banking and insurance businesses. The banking business includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

—	The United States

Encompasses the Group’s businesses in the United States.

—	South America

Includes the banking and insurance businesses that BBVA carries out in the region.

Finally, Corporate Center is an aggregate that contains the remainder of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles; and the results of certain corporate transactions.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2014 and December 31, 2013, is as follows:

	Millions of Euros
Total Assets by Operating Segments	June 2014	December 2013 (*)
Spain	321,746	314,902
Real Estate Activity in Spain	19,462	20,582
Eurasia (1)	42,377	41,223
Mexico	88,479	81,801
South America	73,038	77,874
United States	56,845	53,046
Subtotal Assets by Operating Segments	601,947	589,428
Corporate Center and other adjustments (2)	(2,527)	(6,853)
Total Assets BBVA Group	599,420	582,575

(1)	The information is presented under management criteria, pursuant to which Garanti’s assets and liabilities have been proportionally integrated based on our 25.01% interest in Garanti.
(2)

Other adjustments include adjustments made to account for the fact that, in our Consolidated Financial Statements, Garanti is accounted for using the equity method rather than using the management criteria referred above.

(*)	The figures corresponding to December 2013 have been restated in order to allow homogeneous year-on-year comparisons due to immaterial changes in the scope of the operating segments.

The profit and main earning figures in the consolidated income statements for the six months ended June 30, 2014 and December 31, 2013 by operating segments are as follows:

	Millions of Euros
		Operating Segments
Main Margins and Profits by Operating Segments	BBVA Group	Spain	Real Estate	Eurasia	Mexico	South America	United States	Corporate Center	Adjusments (**)
June 2014
Net interest income	6,724	1,867	(18)	408	2,354	2,061	693	(326)	(314)
Gross income	10,082	3,383	(86)	903	3,134	2,362	1,037	(365)	(286)
Net operating income (*)	4,992	1,965	(164)	552	1,980	1,320	324	(883)	(101)
Operating profit /(loss) before tax	2,067	867	(619)	447	1,188	959	266	(999)	(42)
Profit	1,328	608	(446)	362	900	483	196	(774)	-
June 2013
Net interest income	6,899	2,057	43	489	2,227	2,124	699	(336)	(403)
Gross income	10,604	3,255	2	1,028	3,098	2,586	1,046	(127)	(285)
Net operating income (*)	5,236	1,724	(71)	666	1,923	1,445	338	(708)	(81)
Operating profit /(loss) before tax	2,498	446	(846)	440	1,161	1,079	302	(734)	650
Profit	2,882	756	(628)	352	872	549	203	777	-

(*)	Gross Income less Administrative Cost and Amortization
(**)	Includes adjustments due to Garanti Group accounted for using the equity method instead of using management criteria as referenced earlier.

7.	Risk management

The BBVA Group understands the risk management function as one of the essential and differentiating elements of its competitive strategy. In this context, the aim of the Global Risk Management (GRM) Corporate Area is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

—	The risk management function is single, independent and global.

—

The risks assumed by the BBVA Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

—	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

—

It is each operating segment’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and limits defined by the BBVA Group), using an appropriate risk infrastructure to control their risks.

—

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient allocation of resources among the GRM area and the risk units in operating segments.

In light of these principles, integrated risk management is structured around five main components:

—	A governance and organizational system for the risk function, which considers:

-	Definition of roles and responsibilities for different functions and areas

-	Organizational structure of the GRM Area and Risk Units of the operating segments, including relationship and codependency mechanisms

-	Committee Schemes at a Corporate and operating segment levels

-	Structure delegation of functions and risks

-	Internal control system in line with the nature and volume of risk exposure

—

A general risk framework, where the Group’s risk profile objective is defined and where the tolerance levels that the Group is willing to assume is clearly defined, even in stress situations, without relevant deviations with respect to this profile. A risk management corporate governance scheme which includes:

-	a regulatory body of policies and procedures, tolerances and corrective actions

-	Annual risk planning scheme whereby Risk Appetite is incorporated into the Group’s business decision making process

-	ongoing management of financial and non-financial risks

—	A Framework for Identification, Assessment, Monitoring and Reporting of risks assumed in base and stress scenarios, allowing prospective and dynamic risk assessment

—	An infrastructure that encompasses the set of tools, methodologies and risk culture that is the basis on which the differentiated risk management scheme is founded.

Corporate governance system

The BBVA Group has developed a corporate governance system in line with the best international practices, which adapts to the regulatory requirements of the countries where its operating segments carry out their business.

The Board of Directors is, in accordance with the Regulations of the Board, the body responsible for approving the policy control and risk management, as well as performing the periodic monitoring of internal information and control systems. Based on the general policies established by the Board of Directors, the Executive Committee (EC) sets corporate policies that previously been approved by the Board of Directors and the Group’s risk limits by geographies, sectors and portfolios composing all the corporate action framework on risk. In this context, and for the adequate performance of its functions, the EC has a key role in developing the Risk Committee of the Board which, among other functions, analyzes and evaluates proposals on these issues that are risen to the EC for approval, performing a continuous monitoring of risk evolution and approving transactions that are considered relevant for qualitative or quantitative reasons.

Risk management in the BBVA Group from a corporate action framework set by the governing bodies of the Bank is carried out by corporate risk management units and the operating segments themselves. Thus, the risk function in the Group, is distributed among the risk units of the operating segments and the GRM corporate area, the latter being responsible for ensuring compliance with policies and global strategies. The risk units of the operating segments advise and manage risk profiles within their autonomy, though they always respect the corporate framework for action.

The Corporate GRM Area combines a vision by risk type with a global vision. It is divided into six units, as follows:

—

Corporate Risk Management and Risk Portfolio Management: Responsible for management and control of the BBVA Group’s financial risks. In addition, this area focuses on fiduciary risk management, insurance, Asset Management and monitors the retail banking business from a cross functional point of view.

—	Operational and Control Risk: Responsible for operational risk management, risk internal control and internal advanced model validation used to manage and for regulatory purposes.

—	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

—	Technical Secretariat: Undertakes the contrast of the proposals made to the Global Risk Management Committee and the Risk Committee.

—

Planning, Monitoring & Reporting: Responsible for the development of the ERM framework and the definition and monitoring of risk appetite. It also prepares reporting requirements, both internal and regulatory, for those risks the Group is exposed to.

—	GRM South America: Responsible for credit risk management and monitoring in South America.

The head of the GRM Department is the Chief Risk Officer, and, among his responsibilities, ensures that the Group’s risks are managed according to the defined policy, relying on the GRM corporate area units and the risk units of the operating segments. In turn, the risk managers of the operating segments maintain a hierarchical reporting line with the head of their operating segment and a functional reporting to the Group Chief Risk Officer. This structure ensures the independence of the role of local risk and alignment with the policies and objectives of the Group. This structure gives the Corporate GRM Area reasonable comfort with respect to:

—	integration, control and management of all the Group’s risks;

—	the application throughout the Group of standard principles, policies and metrics; and

—	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

—

The Global Risk Management Committee: made up of the GRM Director, who will serve as President, the main LOB directors and the GRM corporate directors. The objective of GRMC, as the highest executive body related to risk matters, is to develop strategies, policies and procedures necessary to identify, assess, measure and manage material risks the Group may face in developing its business infrastructure which, in some cases, may be subject to approval by the governing bodies of the Group. Specifically, :

-	Identify, assess, measure and manage the risks faced by the Group.

-	Assess the adequacy of economic capital for the normal development of their businesses.

-	The assessment and management of reputational risk along with other areas of the Bank

—

Technical Committee for Global Operations (Global CTO): The purpose of the committee is the analysis and decision making regarding admission wholesale credit risk of specific customer segments. Specifically, their areas of responsibility are corporations admissions, public sector, qualitative risks, project finance, country risk / sovereign, financial institutions and private banking.

—

Monitoring, Assessment & Reporting Committee (MARC). MARC’s objective is to support the GRMC in order to guarantee the existence and proper development of aspects relating to the identification, assessment, response, monitoring and reporting of risks with a comprehensive and horizontal view.

—

Asset Allocation Committee: This Committee is the executive body in charge of analysis and decision on all matters relating to credit risks, regardless of whether they are related to the processes for obtaining the balance between risk and return, by setting the weight of each of the portfolios, the level of retail products, sectors, market and country financial assets or regions according to objective risk tolerance, the growth of business and corporate development as defined in the Group’s strategy.

—

Methodologies and Technology Committee: The purpose of the Committee is to determine the need for new infrastructure and channel models and decision-making regarding the development and implementation of the necessary tools for the management of all risks to which the Group is exposed, serving as support to GRMC.

—

Operational Risk Admissions Corporate Committee: The Committee seeks the identification, evaluation and analysis of operational risks of new business, new products and services as well as outsourcing initiatives, to ensure knowledge of all operational risks inherent; and the establishment of controls and mitigations necessary to ensure an appropriate control environment, before marketing or embodiment, as once initiated. This committee is not designed to approve any strategic decisions taken outside its scope. This committee’s scope is to approve new transactions in the subsidiaries and ratify any products that are considered cross-national through several local geographies. The committee meets on a quarterly basis.

—

New business ventures and products Committee: The objective of this committee is the approval and monitoring of new transactions and products, by means of identifying, reviewing and analysis operational risks of new business ventures, new products and services, to ensure awareness of any operational risks and to establish the necessary controls and mitigating actions. The scope of this committee is each country, depending on the business or regulatory requirements. The committee meets on demand, depending on the needs.

—

Committee of technological risk and operations control: This committee approves the framework to manage such risks within the general risk model. In addition, it monitors risk profiles and loss events.

Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS). The Group’s system for internal control is therefore part of the Integral Risk Management Framework.

The system of internal control of the Group reaches all areas of the organization and is designed to identify and manage the risks that the Group companies are facing and ensuring that the corporate objectives are met.

The control model has a three-line defense system:

—	The first line is formed by the Group’s operating segments, which are responsible for the control within their scope and implementation of the measures set by higher authorities.

—

The second line are the specialists control units (Compliance , Global Accounting & Informational Management / Financial Internal Control , Risk Internal Control, IT Risk , Fraud & Security, Operational Control and production director support units , such as Human Resources , Legal , etc. .). This line supervises the control of the different units from a horizontal hierarchy stand point. Also, reporting to this line is the operational risk corporate management unit, which provides a common methodology and management tools.

—

The third line is the Internal Audit unit, which conducts an independent review of the model, verifying compliance and effectiveness of corporate policies and providing independent information on the control model.

—	Find following list shows the main principles that support the internal control system:

-	Its core element is the “process.”

-

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

-

The responsibility for internal control lies with the BBVA Group’s operating segments. These units, along with the specialized units mentioned above, are responsible for the implementation of the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

-	Given that some operating segments have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

-

The Operational Risk Management Committee in each operating segment is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Corporate Assurance Committee.

Within the GRM area, the Group has set up a unit of Internal Risk Control and Risk Validation that is independent from the units that develop models, manage processes and execute controls, and provide expert resources for the management of the different types of risks. Its objectives are:

—	Ensure that there is a policy, process and measures identified for each risk relevant to the group.

—	Ensure that these are implemented and applied in the manner in which they were defined.

—	Control and communication any identified deficiencies and setting goals for improvement.

—	Internal validation of models, independent from the model development process.

Both units report their activities and report their working plans to the Risk Committee of the Board.

The Internal Risk Control is built into the second line of defense. It has a global scope, both geographically and in terms of type of risk, reaching to all those risk types managed by the Corporate Risk Area. For the development of its function, the unit has a team structure at the corporate level and at the geography level in the case of the most important geographies in which the Group operates. As in the Corporate Area, the local units are maintained independent from the operating segment processes and from those units that execute controls. It maintains however a functional dependency to the Internal Risk control unit. The lines of action of this unit are set at a Group level, adapting and executing at a local level as well as reporting the most relevant aspects.

In addition, Corporate Internal Validation is the area responsible for ensuring that internal risk models of the BBVA Group are suitable for use in management. There are Internal Validation areas in different geographies responsible for review of internal models under its scope. In Spain the Corporate Internal Validation unit also acts as a local drive on the Business Units of Spain and Portugal, and CIB.

The scope of the validation covers methodological aspects of the model, the databases used, integrating the management thereof, the technological environment in which it is implemented and the adequacy of the controls.

The validated internal models include those that are in use or expected to be so in the short term, for consumption estimates of regulatory capital. Among these are the models of credit risk, market risk, operational, equities and longevity. Such validation scope is expanded, following the establishment of a Risk Assessment models used throughout the Group according to its greater coverage in terms of exposure, expected loss and capital consumed. This area includes structural risk models in different geographies, validating credit models in countries in South America, the credit risk of BBVA S.A., Treasury and other relevant tools used in the configuration of economic capital of the Group (portfolio model, risk aggregation, etc…).

Risk Appetite Framework

The Group Risk policy is aimed towards a moderate risk profile through conservative management and a global banking business model diversified by geographical area, type of assets, portfolios and customers. The Group has a large international presence, both in emerging and developed countries, maintaining a medium/low risk profile in each geography while seeking sustainable growth over time.

In order to achieve the above, a number of key metrics have been established that characterize the objective of the entity behavior and are enforced across the organization. These metrics are related to the solvency, liquidity and recurrence of results; and depending on the circumstances prevailing in each case, determine the risk in the Group and allow to reach the desired objectives.

The threshold for key metrics are approved by the Executive Committee.

Also, on an annual basis, the Executive Committee establishes, after a proposal from GRM and an analysis report of the Risk Committee, limits for the main types of risks present in the Group, such as credit, liquidity, funding and market. The compliance with these limits is monitored periodically through Risk committees. For credit risk, limits are defined at portfolio and/or sector level for each operating segment. In credit risk limits defined portfolio level and / or sector and for each operating segment. These thresholds are the maximum exposure to lending for the BBVA Group for a time horizon of one year.

The Group’s objective is not to eliminate all risks, but to take a prudent level of risk that will generate results while maintaining adequate levels of capital and funding in order to generate recurring profits.

Corporate Scheme of Risk Management

Corporate Scheme of Risk Management includes macro processes as detailed below:

—

Regulatory enhancement process for the Risk area. GRM has established a set of principles, policies and procedures that serve as foundation to the regulatory structure of the risk function. The objectives are:

-	Consistency of all policies of the Group, Holding and local level, with the guiding principles of risk appetite and within themselves.

-	Uniformity between the operating segments in the implementation of risk policies, avoiding disparities in the risks taken based on the operating segment.

-	Framework of action, establishing the general lines of action for the operating segments, respecting the autonomy of these units.

—

Annual Planning Process: Planning is done taking into account the risk appetite and establishes a series of limits by type of asset that ensure consistency with the global objective profile of the Group’s risk.

—	Management of the main risks which are faced by the Group are the following:

-	Credit risk:

This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

Management of credit risk covers the analytic process before decisions have been taken, decision making, instrumentation, monitoring formalized and recovery operations, as well as the entire process of control and reporting at customer level, segment, industry, operating segment or subsidiary. The main principles on which decision-making should be supported within credit risk are: a sufficient customer generation of resources and capital solvency and the existence of adequate and effective collateral. The management of credit risk in the Group has a comprehensive structure that allows all functions making decisions objectively and independently throughout the life cycle risk.

-	Market risk:

This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. The BBVA Group manages this risk in terms of probability of VaR (Value at Risk). It includes three types of risks:

-	Interest-rate risk: This arises from variations in market interest rates.

-	Exchange Rate risk: This is the risk resulting from variations in foreign-currency exchange rates.

-

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

-	Liquidity risk

Control, monitoring and management of liquidity risk and funding aims in the short term, ensuring compliance with payment obligations of the BBVA Group in the time and manner provided, without the need to obtain funds under unfavorable conditions. In the mid-term it aims to ensure the adequacy of the Group’s financial structure and its evolution in the context of the economic, market and regulatory changes.

-	Structural risk, includes the following:

-

Interest rate structural risk: The management of this kind of risk seeks to maintain exposure levels for the BBVA Group in line with its strategy and risk profile to address changes in market interest rates. For this aim, ALCO carries out an active balance sheet management through operations intended to optimize the level of risk in relation to the expected results and with respect to the maximum tolerable risk levels. The activity of the ALCO uses the interest rate risk measurements performed by the Corporate Area GRM.

-

Exchange rate structural risk: This risk arises primarily from exposure to changes in exchange rates arising from foreign companies to the BBVA Group and endowment funds to branches abroad financed in a different currency the investment. Managing this risk is based on a simulation model of scenarios to quantify the changes in value that can be produced with a given confidence level and a horizon predetermined, and ALCO is the responsible for arranging hedging transactions, to restrict the equity impact due to the changes in exchange rates according to their projected trend.

-

Structural equity risk: This risk arises due to the possible negative impact due to the impairment value of its investments in Industrial and Financial entities with medium and long horizons. The Corporate area GRM is responsible for measurement and effective monitoring of the structural risk of equity, estimating for this reason the sensitivity and the capital required to cover any unexpected losses arising from changes in value of the companies comprising the investment portfolio of the Group, with a confidence level in accordance with the target entity rating, taking into account liquidity positions and the statistical behavior of the assets under consideration.

-	Operational risk:

This arises from the possibility of human error, inadequate or faulty internal processes, system failures or external events. This definition includes the legal risk and excludes strategic and/or business risk and reputational risk. The operational risk management in the Group is based on the levers of value that generates advanced AMA (advanced measurement approach): knowledge, identification, prioritization and management of potential and actual risks, supported by indicators to analyze the evolution, define alerts and check the controls.

Framework for identifying, analyzing and monitoring risk

The process of identification, assessment and monitoring / reporting have the following objectives:

—	Evaluate the performance of risk appetite in the present moment.

—	Identified and evaluate risk situation that may compromise the performance of the risk appetite.

—	Evaluate the performance of risk appetite to future under basis and stress scenario.

Infrastructure: Technology, Culture and Risk Methodologies

—	Technology: assessing the adequacy of information systems and technology necessary for the performance of the functions within the framework of integrated risk management of the Group.

—	The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

-	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

-	Calculation of the probabilities of default (hereinafter, “PD”).

-	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

-	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

-	Establishment of limits to potential losses according to the different risks incurred.

-	Determination of the possible impacts of structural risks on the BBVA Group’s consolidated income statement.

-	Identification and quantification of operational risks, by operating segments, to facilitate mitigation through appropriate corrective actions.

—	Risk Culture

In accordance with best practice and in line with recent regulatory recommendations, BBVA has implemented a robust risk culture that spreads all levels of the organization so that principles of risk management could be unique, and known throughout the Group.

GRM Risk Culture diffuses as a value and as a fundamental part of its management model, with the aim to strengthening the direction of the risk management, emphasizing that this culture could be communicated, understood, accepted and controlled throughout the organization.

Risk Culture has opted for three different areas:

-

Communication, which aims to spread understanding of the Risk Management and Control Model of the Group consistently and integrated throughout the organization through the most appropriate channels of communication.

-	Training, in which specific formats have been developed to raise awareness of risks in the organization and ensure certain standards in skills and knowledge of Risk Management.

-

Compensation, area where it is intended that the financial and non-financial incentives could support the values and culture of risk at all levels and for which they have been established mechanisms based on the risk management, in accordance with the objectives established by the Group.

It has been established continuously monitored to verify proper implementation of these areas and their development.

7.1	Credit risk

7.1.1      Credit risk exposure

In accordance with IFRS 7, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheet as of June 30, 2014 and December 31, 2013 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2014	December 2013
Financial assets held for trading		33,269	29,708
Debt securities	10	33,114	29,602
Government		28,208	24,696
Credit institutions		2,528	2,734
Other sectors		2,378	2,172
Customer lending		155	106
Other financial assets designated at fair value through profit or loss		701	664
Debt securities	11	701	664
Government		146	142
Credit institutions		39	16
Other sectors		516	506
Available-for-sale financial assets		81,666	71,439
Debt securities	12	81,666	71,439
Government		59,116	48,728
Credit institutions		8,755	10,431
Other sectors		13,796	12,280
Loans and receivables		371,693	364,030
Loans and advances to credit institutions	13.1	26,688	22,792
Loans and advances to customers	13.2	339,916	336,759
Government		34,402	32,400
Agriculture		4,760	4,982
Industry		27,285	28,679
Real estate and construction		39,640	40,486
Trade and finance		55,129	47,169
Loans to individuals		146,768	149,891
Other		31,932	33,151
Debt securities	13.3	5,089	4,481
Government		4,064	3,175
Credit institutions		86	297
Other sectors		939	1,009
Held-to-maturity investments	14	-	-
Derivatives (trading and hedging)		42,833	41,294
Subtotal		530,162	507,135
Valuation adjustments		1,053	1,068
Total Financial Assets Risk		531,215	508,203

Financial guarantees (Bank guarantees, letter of credits, )		32,157	33,543
Drawable by third parties		85,702	87,542
Government		1,511	4,354
Credit institutions		1,037	1,583
Other sectors		83,154	81,605
Other contingent commitments		12,549	6,628
Total Contingent Risks and Commitments	34	130,408	127,713

Total Maximum Credit Exposure		661,623	635,916

The maximum credit exposure of the table above is determined by type of financial asset as explained below:

—

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross carrying amount, not including certain valuation adjustments (impairment losses, hedges and others), with the sole exception of trading and hedging derivatives.

—	The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

—	Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the consolidated financial statements, derivatives are accounted for as of each reporting date at fair value in accordance with IAS 39.

The second factor, potential risk (“add-on”), is an estimate of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

7.1.2     Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

—	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

—

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

—	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

—	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

—

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting at the time of settlement; however, these do not comply with the requirements described under paragraph 42 of IAS 32, therefore the Group does not apply balance sheet nettings. This has reduced the Group’s exposure to credit risk to €26,420 million as of June 30, 2014, €25,475 million as of December 31, 2013.

Derivatives may be regulated in different type of agreements, being the most common those under the rules of the International Swaps and Derivatives Association (ISDA). The most common types of settlement triggers of reciprocal obligations/commitments include bankruptcy of the reference credit institution, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since the Group typically confirms over 99% of the credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially the entire credit derivatives portfolio is registered and matched against BBVA’s counterparties.

—

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Loans and receivables:

-	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

-

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

-	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

Collateralized loans granted by the Group as of June 30, 2014 and December 31, 2013 excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	June 2014	December 2013
Mortgage loans	123,491	125,564
Operating assets mortgage loans	3,731	3,778
Home mortgages	107,725	108,745
Rest of mortgages (1)	12,035	13,041
Secured loans, except mortgage	25,933	23,660
Cash guarantees	251	300
Secured loan (pledged securities)	512	570
Rest of secured loans (2)	25,170	22,790
Total	149,424	149,224

(1)	Loans with mortgage collateral (other than residential mortgage) for property purchase or construction.
(2)	Includes loans with cash collateral, other financial assets with partial collateral.

—	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

7.1.3        Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To properly management risk exposures of transactions over 2.5% of the Group’s consolidated Net Equity any transactions over this threshold will be authorized by the Risk Committee of the Bank’s Board of Directors.

Risk concentrations by geography

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas June 2014	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	15,119	36,420	19,149	3,256	3,579	1,902	79,424
Loans and advances to customers	-	-	-	155	-	-	155
Debt securities	6,894	6,405	16,097	596	2,595	527	33,114
Equity instruments	2,517	1,201	728	150	142	155	4,893
Derivatives	5,708	28,814	2,324	2,355	842	1,220	41,262
Other financial assets designated at fair value through profit or loss	205	118	1,752	514	3	-	2,592
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	105	61	27	509	-	-	701
Equity instruments	100	57	1,725	6	3	-	1,891
Available-for-sale portfolio	44,588	13,683	12,095	8,570	5,493	3,765	88,194
Debt securities	41,086	13,418	12,046	8,081	5,381	1,655	81,666
Equity instruments	3,502	265	49	489	113	2,111	6,528
Loans and receivables	194,052	30,877	46,644	44,231	50,856	5,034	371,694
Loans and advances to credit institutions	5,102	13,222	2,327	2,407	1,968	1,661	26,688
Loans and advances to customers	186,172	17,655	44,317	40,952	47,447	3,373	339,916
Debt securities	2,778	-	-	871	1,440	-	5,089
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	477	2,348	31	61	13	3	2,933
Total Risk in Financial Assets	254,441	83,446	79,671	56,632	59,943	10,704	544,837
Contingent risks and liabilities
Contingent risks	14,133	8,376	1,233	2,259	5,222	934	32,157
Contingent liabilities	25,185	23,254	17,072	25,194	6,840	706	98,252
Total Contingent Risk	39,319	31,630	18,305	27,453	12,063	1,640	130,409

Total Risks in Financial Instruments	293,759	115,076	97,976	84,085	72,006	12,344	675,246

	Millions of Euros
Risks by Geographical Areas December 2013	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,882	33,091	15,707	2,677	3,412	2,345	72,114
Loans and advances to customers	-	-	-	107	-	-	107
Debt securities	6,320	5,838	13,410	424	2,608	1,002	29,602
Equity instruments	2,752	953	632	118	148	163	4,766
Derivatives	5,810	26,300	1,665	2,028	656	1,180	37,639
Other financial assets designated at fair value through profit or loss	211	106	1,591	503	2	-	2,413
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	107	54	5	497	-	-	663
Equity instruments	104	52	1,586	6	2	-	1,750
Available-for-sale portfolio	42,074	8,587	10,380	7,729	5,626	3,011	77,407
Debt securities	38,732	8,453	10,329	7,247	5,535	1,143	71,439
Equity instruments	3,342	134	51	482	91	1,868	5,968
Loans and receivables	194,383	26,712	44,414	39,650	53,886	4,984	364,031
Loans and advances to credit institutions	5,224	9,171	2,366	2,707	1,909	1,415	22,792
Loans and advances to customers	187,400	17,519	42,048	36,047	50,173	3,569	336,759
Debt securities	1,759	22	-	896	1,804	-	4,481
Held-to-maturity investments	-	-	-	-	-	-	-
Hedging derivatives	434	2,113	8	60	10	4	2,629
Total Risk in Financial Assets	251,984	70,609	72,100	50,618	62,935	10,344	518,591
Contingent risks and liabilities
Contingent risks	15,172	9,038	767	2,344	5,292	929	33,542
Contingent liabilities	28,096	17,675	16,109	24,485	7,002	803	94,170
Total Contingent Risk	43,268	26,713	16,876	26,829	12,294	1,732	127,712

Total Risks in Financial Instruments	295,252	97,322	88,976	77,447	75,229	12,076	646,303

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

Sovereign risk exposure

The table below provides a breakdown of exposure to financial instruments (excluding derivatives and equity instruments), as of June 30, 2014 and December 31, 2013, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	June 2014
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	65,609	17,344	166,971	249,923	50.2%
Italy	9,567	807	2,512	12,886	2.6%
United Kingdom	114	5,162	5,724	11,000	2.2%
France	835	6,735	2,552	10,122	2.0%
Rest of Europe	1,263	2,323	4,524	8,110	1.6%
Portugal	576	62	4,902	5,539	1.1%
Germany	1,152	1,249	1,813	4,214	0.8%
Ireland	159	196	582	937	0.2%
Turkey	11	154	211	376	0.1%
Greece	-	-	63	63	0.0%
Europe	79,286	34,031	189,854	303,171	60.9%
Mexico	31,117	2,861	40,413	74,391	14.9%
The United States	6,841	2,776	44,896	54,513	10.9%
Other countries	6,915	4,978	53,895	65,788	13.2%
Total Other Countries	44,873	10,614	139,205	194,692	39.1%
Total Exposure to Financial Instruments	124,159	44,645	329,059	497,863	100.0%

	Millions of Euros
	December 2013
Risk Exposure by Countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	59,114	11,870	166,677	237,661	51.1%
United Kingdom	3	5,405	4,377	9,785	2.1%
Italy	3,888	422	2,617	6,927	1.5%
France	942	2,640	2,316	5,898	1.3%
Portugal	385	238	5,179	5,802	1.2%
Germany	1,081	1,338	1,206	3,625	0.8%
Ireland	-	221	487	708	0.2%
Turkey	10	65	163	238	0.1%
Greece	-	-	72	72	0.0%
Rest of Europe	2,608	2,552	4,239	9,399	2.0%
Europe	68,031	24,751	187,333	280,115	60.2%
Mexico	26,629	2,810	38,312	67,751	14.6%
The United States	5,224	3,203	41,872	50,299	10.8%
Rest of countries	7,790	5,480	53,649	66,919	14.4%
Total Rest of Countries	39,643	11,493	133,833	184,969	39.8%
Total Exposure to Financial Instruments	107,674	36,244	321,166	465,084	100.0%

(*)

In addition, as of June 30, 2014 and December 31, 2013, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €1,879 million, and €1,942 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

In December 2013, sovereign risk exposure in Europe data was published by Group’s credit entities as of June 30, 2013 and December 31, 2012. This publication was made under the European Banking Authority (hereinafter “EBA” acronym for “European Banking Authority”) scheme.

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2014 and December 31, 2013, by type of financial instrument and the country of residence of the counterparty, under EBA requirements:

	Millions of Euros
	June 2014
	Debt securities			Loans and Receivables	Derivatives (2)		Total (2)	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain	5,450	27,510	-	25,972	281	-	59,214	1,861	82.4%
Italy	2,670	6,371	-	109	-	3	9,153	-	12.7%
France	631	5	-	29	-	-	665	-	0.9%
Germany	1,007	125	-	-	-	(1)	1,131	-	1.6%
Portugal	259	22	-	-	4	-	285	17	0.4%
United Kingdom	-	112	-	-	-	2	114	1	0.2%
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	68	-	-	-	-	68	-	0.1%
Ireland	-	159	-	-	-	-	159	-	0.2%
Rest of European Union	754	280	-	33	-	1	1,068	-	1.5%
Total Exposure to Sovereign Counterparties (European Union)	10,771	34,652	-	26,143	285	5	71,856	1,879	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€12,292 million as of June 30, 2014) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

	Millions of Euros
	December 2013
	Debt securities			Loans and Receivables	Derivatives (2)		Total (2)	Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain	5,251	24,339	-	23,430	258	(25)	53,253	1,924	86.5%
Italy	733	2,691	-	90	-	(6)	3,507	-	5.7%
France	874	-	-	-	-	(1)	873	-	1.4%
Germany	1,064	-	-	-	-	(1)	1,063	-	1.7%
Portugal	64	19	-	302	-	-	385	17	0.6%
United Kingdom	-	-	-	-	(13)	3	(10)	1	(0.0%)
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	65	-	-	-	-	65	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	2,087	293	-	38	-	10	2,428	-	3.9%
Total Exposure to Sovereign Counterparties (European Union)	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

(1)	This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€11,093 million as of December 31, 2013) is not included.

(2)	Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries as of June 30, 2014 and December 31, 2013:

	Millions of Euros
	June 2014
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	15	-	15	-
Italy	664	(2)	594	5
Germany	153	-	147	(1)
France	175	-	116	-
Portugal	75	(1)	75	1
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	137	3	127	-
Greece	15	-	15	-
Hungary	1	-	-	-
Ireland	18	-	18	-
Rest of European Union	551	5	486	(5)
Total exposure to Sovereign Counterparties	1,804	5	1,593	-

	Millions of Euros
	December 2013
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	14	-	62	(25)
Italy	622	(15)	595	9
Germany	205	-	200	(1)
France	204	-	149	(1)
Portugal	75	(3)	75	3
Poland	-	-	-	-
Belgium	-	-	-	-
United Kingdom	135	3	126	-
Greece	14	-	14	-
Hungary	1	-	-	-
Ireland	21	-	21	-
Rest of European Union	591	12	478	(2)
Total exposure to Sovereign Counterparties	1,882	(3)	1,720	(17)

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of June 30, 2014 and December 31, 2013, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	June 2014
	Debt securities			Loans and Receivables	Derivatives (2)		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain
Up to 1 Year	1,125	1,767	-	10,390	1	-	13,283	1,515	18.5%
1 to 5 Years	1,114	11,091	-	5,378	27	-	17,610	103	24.5%
Over 5 Years	3,210	14,653	-	10,204	253	-	28,320	243	39.4%
Rest of Europe
Up to 1 Year	1,737	351	-	4	-	-	2,092	18	2.9%
1 to 5 Years	1,600	4,746	-	28	-	3	6,378	-	8.9%
Over 5 Years	1,984	2,044	-	138	4	2	4,172	-	5.8%
Total Exposure to European Union Sovereign Counterparties	10,771	34,652	-	26,143	285	5	71,856	1,879	100.0%

	Millions of Euros
	December 2013
	Debt securities			Loans and Receivables	Derivatives		Total	Contingent risks and commitments	%
Maturities of Sovereign Risks European Union	Financial Assets Held- for-Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments		Direct Exposure	Indirect Exposure

Spain
Up to 1 Year	1,935	846	-	5,627	8	-	8,416	898	13.7%
1 to 5 Years	1,531	15,523	-	5,574	41	-	22,670	540	36.8%
Over 5 Years	1,784	7,969	-	12,229	209	(25)	22,166	486	36.0%
Rest of Europe
Up to 1 Year	3,189	26	-	311	(13)	-	3,513	18	5.7%
1 to 5 Years	844	2,066	-	8	-	4	2,922	-	4.7%
Over 5 Years	789	976	-	111	-	1	1,877	-	3.0%
Total Exposure to European Union Sovereign Counterparties	10,073	27,407	-	23,860	245	(20)	61,565	1,942	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risks related to the developer and Real-Estate sector in Spain

One of the main Group activities of the Group in Spain is focused on developer and mortgage loans. The policies and strategies established by the Group to deal with risks related to the developer and real-estate sector are explained below:

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant points that have helped ensure the success and transformation of construction land operations for customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non active participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks (see Note7.1.8). In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance, given a refinancing tool that standardizes criteria and variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, the strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of the risk is urban land simplifies the management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of June 30, 2014 and December 31, 2013, exposure to the construction sector and real-estate activities in Spain stood at €20,765 and €22,760, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €12,224 and €13,505, respectively, representing 8.1% and 8.8% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 2.0% and 2.3% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of June 30, 2014 and December 31, 2013 is shown below:

	Millions of Euros
June 2014 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	12,224	5,161	4,806
Of which: Impaired assets	7,989	3,794	4,349
Of which: Potential problem assets	1,279	441	457
Memorandum item:
Write-offs	946

	Millions of Euros
December 2013 Financing Allocated to Construction and Real Estate Development and its Coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	13,505	5,723	5,237
Of which: Impaired assets	8,838	4,152	4,735
Of which: Potential problem assets	1,445	501	502
Memorandum item:
Write-offs	692

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	June 2014	December 2013
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	150,275	152,836
Total consolidated assets (total business)	599,420	582,575
Impairment losses determined collectively (total business)	2,739	2,698

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	June 2014	December 2013
Without secured loan	1,031	1,303
With secured loan	11,193	12,202
Terminated buildings	6,633	7,270
Homes	5,954	6,468
Other	679	802
Buildings under construction	1,020	1,238
Homes	1,000	1,202
Other	20	36
Land	3,540	3,694
Urbanized land	1,713	2,120
Rest of land	1,827	1,574
Total	12,224	13,505

As of June 30, 2014 and December 31, 2013, 63% and 63% of loans to developers were guaranteed with buildings (90.9% and 90.1% are homes), and only 29% and 27.4% by land, of which 48.4% and 57.4% is urbanized, respectively.

The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2014 and December 31, 2013, is as follows:

	Millions of Euros
Housing-acquisition Loans to Households (Business in Spain)	June 2014	December 2013
With secured loan (gross amount)	80,714	82,680
of which: Impaired loans	4,955	5,088
Total	80,714	82,680

The loan to value (LTV) ratio of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
June 2014 LTV Breakdown of Secured Loans to Households for the Purchase of a Home	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,402	22,424	30,398	8,288	5,202	80,714
of which: Impaired loans	228	312	617	1,012	2,786	4,955

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
December 2013 LTV Breakdown of Secured Loans to Households for the Purchase of a Home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,481	22,558	31,767	8,975	4,899	82,680
of which: Impaired loans	262	339	618	1,011	2,858	5,088

Outstanding home mortgage loans as of June 30, 2014 and December 31, 2013 had an average LTV of 48% and 50% respectively.

As of June 30, 2014, the Group also had a balance of €869 million in non-mortgage loans for the purchase of housing (of which €26 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	June 2014
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,045	5,046	3,999
Finished buildings	2,880	1,296	1,584
Homes	1,885	842	1,043
Other	995	454	541
Buildings under construction	900	453	447
Homes	873	436	437
Other	27	17	10
Land	5,265	3,297	1,968
Urbanized land	3,482	2,213	1,269
Rest of land	1,783	1,084	699
Real estate assets from mortgage financing for households for the purchase of a home	3,076	1,263	1,813
Rest of foreclosed real estate assets	1,049	487	562
Equity instruments, investments and financing to non-consolidated companies holding said assets	737	467	270
Total	13,907	7,263	6,644

	Millions of Euros
	December 2013
Information about Assets Received in Payment of Debts (Business in Spain)	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	9,173	5,088	4,085
Finished buildings	3,038	1,379	1,659
Homes	2,059	925	1,134
Other	979	454	525
Buildings under construction	845	439	406
Homes	819	423	396
Other	26	16	10
Land	5,290	3,270	2,020
Urbanized land	3,517	2,198	1,319
Rest of land	1,773	1,072	701
Real estate assets from mortgage financing for households for the purchase of a home	2,874	1,164	1,710
Rest of foreclosed real estate assets	918	411	507
Equity instruments, investments and financing to non-consolidated companies holding said assets	730	408	322
Total	13,695	7,071	6,624

As of June 30, 2014 and December 31, 2013, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €9,045 and €9,173 million, respectively, with an average coverage ratio of 55.8% and 55.4% respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of June 30, 2014 and December 31, 2013, amounted to €3,076 and €2,874 million, respectively, with an average coverage ratio of 41.1% and 40.5% respectively.

As of June 30, 2014 and December 31, 2013, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €13,170 and €12,965 million, respectively. The coverage ratio was 51.6% and 51.4% respectively.

7.1.4        Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

—

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

—

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

—

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2014:

External rating	Internal rating	Probability of default (basic points)
Standard&Poor’s List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC	CCC-	1,890	1,684	2,121
CCC	CC+	2,381	2,121	2,673
CCC	CC	3,000	2,673	3,367
CCC	CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of June 30, 2014 and December 31, 2013:

	June 2014		December 2013
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	22,931	9.44%	23,541	10.34%
A+/A/A-	65,539	26.97%	65,834	28.92%
BBB+	31,568	12.99%	24,875	10.93%
BBB	20,232	8.33%	23,953	10.52%
BBB-	30,509	12.55%	29,692	13.04%
BB+	22,200	9.14%	19,695	8.65%
BB	10,767	4.43%	10,273	4.51%
BB-	6,336	2.61%	6,198	2.72%
B+	7,561	3.11%	6,792	2.98%
B	7,443	3.06%	6,111	2.68%
B-	4,317	1.78%	4,804	2.11%
CCC/CC	13,616	5.60%	5,875	2.58%
Total	243,019	100.00%	227,643	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

7.1.5     Financial assets past due but not impaired

The table below provides details of financial assets past due as of June 30, 2014 and December 31, 2013, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	1,248	235	128
Government	130	39	1
Other sectors	1,118	196	127
Debt securities	-	-	-
Total	1,248	235	128

	Millions of Euros
Financial Assets Past Due but Not Impaired December 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	-	-
Loans and advances to customers	659	46	161
Government	56	3	6
Other sectors	603	43	155
Debt securities
Total	659	46	161

7.1.6     Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of June 30, 2014 and December 31, 2013, broken down by heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	June 2014	December 2013
Asset Instruments Impaired
Available-for-sale financial assets	80	90
Debt securities	80	90
Loans and receivables	24,186	25,478
Loans and advances to credit institutions	23	29
Loans and advances to customers	24,159	25,445
Debt securities	4	4
Total Asset Instruments Impaired (1)	24,266	25,568
Contingent Risks Impaired
Contingent Risks Impaired (2)	414	410
Total impaired risks (1) + (2)	24,680	25,978
Of which:
Government	175	170
Credit institutions	42	48
Other sectors	24,049	25,350
Mortgage	17,393	18,327
With partial secured loans	101	49
Rest	6,555	6,974
Contingent Risks Impaired	414	410
Total impaired risks (1) + (2)	24,680	25,978

All doubtful or impaired risks fall into this category individually, either by default or nonperforming criteria, or for reasons other than its default. The BBVA group classification as impaired financial assets is as follows:

—	The classification of financial assets impaired due to customer default is objective and individualized to the following criteria:

-

The total amount of financial assets, whoever the holder and collateral, which have principal, interest or fees amounts past due for more than 90 days as contractually agreed following objective criteria through aging calculation systems, unless already charged off.

-	Contingent risks where the third party collateral individual becomes impaired.

—

The classification of financial assets impaired by reasons other than customer default is performed individually for all risks whose individual amount is material where there is reasonable doubt about their full repayment on contractually agreed terms as they show objective evidence of impairment adversely affected by the expected cash flows of the financial instrument. Objective evidence of impairment of an asset or group of financial assets includes observable data about the following:

-	Debtor’s material financial difficulties.

-	Continuous delay in interest of principal payments.

-	Refinancing of credit conditions by the counterparty.

-	Probable bankruptcy or other reorganization / liquidation.

-	Lack of an active market for a financial asset because of financial difficulties.

-

Observable data indicating a reduction in future cash flows from the initial recognition such as: a. Adverse changes in the payment status of the counterparty (delays in payments, provisions for credit cards to the limit, etc.).

-	National or local economic conditions that are correlated with “defaults” (unemployment, falling property prices, etc.).

The breakdown of impaired loans for default or reasons other than delinquency as of June 30, 2014 and December 31, 2013:

	Millions of Euros
June 2014	Impaired	Allowance for impaired porfolio
Balance of impaired loans - Past due	15,739	8,400
Balance of impaired loans - Other than past due	8,527	2,561
TOTAL	24,266	10,961
Of which:
No risk	206	143
Mortgage loans	17,393	6,772
Secured loans, except mortgage	101	55
Other	6,566	3,991

	Millions of Euros
December 2013	Impaired	Allowance for impaired porfolio
Balance of impaired loans - Past due	16,558	8,503
Balance of impaired loans - Other than past due	9,010	2,760
TOTAL	25,568	11,263
Of which:
No risk	235	122
Mortgage loans	18,327	6,688
Secured loans, except mortgage	49	20
Other	6,957	4,433

Provisions related to impaired mortgage loans represent the difference between the fair value of the collateral and the carrying value.

Below are the details of the impaired financial assets as of June 30, 2014 and December 31, 2013, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount June 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	8,483	1,023	965	10,119	20,590
Rest of Europe	357	35	29	230	651
Mexico	822	105	103	446	1,476
South America	829	71	48	147	1,095
The United States	386	18	12	38	454
Rest of the world	-	-	-	-	-
Total	10,877	1,252	1,157	10,980	24,266

			Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past-Due Amount December 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	9,930	1,873	1,375	8,599	21,777
Rest of Europe	383	25	38	239	685
Mexico	795	148	114	410	1,467
South America	854	68	58	116	1,096
The United States	481	16	8	38	543
Rest of the world	-	-	-	-	-
Total	12,443	2,130	1,593	9,402	25,568

Below are the details of the impaired financial assets as of June 30, 2014 and December 31, 2013, classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount June 2014	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,272	315	287	1,692	6,566
Mortgage	6,298	937	870	9,288	17,393
Residential mortgage	3,116	344	338	2,486	6,284
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	954	168	136	1,630	2,888
Other than those currently use as a family residential property of the borrower	680	165	166	2,205	3,216
Plots and other real estate assets	1,548	260	230	2,967	5,005
Other partially secured loans	101	-	-	-	101
Others	206	-	-	-	206
Total	10,877	1,252	1,157	10,980	24,266

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,689	529	375	1,364	6,957
Mortgage	7,470	1,601	1,218	8,038	18,327
Residential mortgage	3,250	406	432	2,390	6,478
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	1,194	248	163	1,352	2,957
Other than those currently use as a family residential property of the borrower	938	225	323	2,029	3,515
Plots and other real estate assets	2,088	722	300	2,267	5,377
Other partially secured loans	49	-	-	-	49
Others	235				235
Total	12,443	2,130	1,593	9,402	25,568

The breakdown of impaired loans by sector as of June 30, 2014 and December 31, 2013 is shown below:

	June 2014			December 2013
Impaired Loans by Sector	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type	Impaired Loans	Loan Loss Reserve	Impaired Loans as a % of Loans by Type
Domestic:
Government	164	(44)	0.69%	158	(11)	0.71%
Credit institutions	-	-	-	-	-	-
Other sectors:	19,605	(9,960)	12.06%	20,826	(10,268)	12.60%
Agriculture	137	(76)	10.99%	142	(70)	11.18%
Industrial	1,772	(915)	13.88%	1,804	(886)	13.10%
Real estate and construction	9,588	(5,772)	40.55%	10,387	(6,084)	41.02%
Commercial and other financial	1,126	(693)	5.85%	1,103	(579)	7.10%
Loans to individuals	5,602	(1,659)	6.23%	5,745	(1,660)	6.36%
Other	1,379	(846)	8.81%	1,645	(988)	8.67%
Total Domestic	19,769	(10,005)	10.34%	20,985	(10,279)	11.12%

Foreign:
Government	11	(1)	0.10%	11	(4)	0.11%
Credit institutions	27	(20)	0.13%	33	(26)	2.16%
Other sectors:	4,379	(2,294)	3.06%	4,449	(2,290)	3.20%
Agriculture	142	(110)	4.04%	170	(137)	4.59%
Industrial	264	(121)	1.82%	288	(159)	1.93%
Real estate and construction	1,608	(712)	10.05%	1,734	(715)	11.44%
Commercial and other financial	290	(210)	0.81%	269	(166)	0.85%
Loans to individuals	1,347	(585)	2.37%	1,202	(646)	2.02%
Other	728	(555)	4.47%	785	(467)	5.54%
Total Foreign	4,417	(2,315)	2.52%	4,493	(2,320)	2.98%

General reserve	-	(2,406)		-	(2,396)
Total impaired loans	24,186	(14,726)		25,478	(14,995)

The table below represents the accumulated financial income accrued as of June 30, 2014 and December 31, 2013 with origin in the impaired assets that, as mentioned in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	June 2014	December 2013
Financial Income from Impaired Assets	3,666	3,360

The changes in the semester ended June 30, 2014 and December 31, 2013 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2014	December 2013
Balance at the beginning	25,978	20,409
Additions	4,191	17,708
Decreases	(3,430)	(7,692)
Net additions	761	10,016
Amounts written-off	(2,189)	(3,825)
Exchange differences and other (including Unnim)	130	(622)
Balance at the end	24,680	25,978

The changes in the six months ended June 30, 2014 and 2013 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2014	June 2013
Balance at the beginning	20,752	19,265
Increase:	2,520	2,761
Decrease:	(814)	(796)
Re-financing or restructuring	(4)	(17)
Cash recovery	(188)	(174)
Foreclosed assets	(65)	(52)
Sales of written-off	(30)	(263)
Debt forgiveness	(473)	(245)
Time-barred debt and other causes	(53)	(44)
Net exchange differences	(141)	(386)
Balance at the end	22,317	20,844

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these written-offs financial assets, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is condoned, or other reasons.

7.1.7       Impairment losses

Below is a breakdown of the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses as of June 30, 2014 and December 31, 2013 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment Losses and Provisions for Contingent Risks	Notes	June 2014	December 2013
Available-for-sale portfolio	12	201	198
Loans and receivables	13	14,726	14,995
Loans and advances to customers	13.2	14,692	14,950
Loans and advances to credit institutions	13.1	28	40
Debt securities	13.3	6	5
Held to maturity investment	14	-	-
Impairment losses		14,927	15,192
Provisions to Contingent Risks and Commitments	25	381	346
Total		15,308	15,538
Of which:
For impaired portfolio		12,706	12,969
For currently non-impaired portfolio		2,602	2,569

Below are the changes in the six months ended June 30, 2014 and December 31, 2013 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
June 2014	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		198	-	14,995	346	15,539
Increase in impairment losses charged to income		26	-	6,102	103	6,231
Decrease in impairment losses credited to income		(8)	-	(3,806)	(69)	(3,883)
Impairment losses (net)(*)	48-49	18	-	2,296	34	2,348
Entities incorporated in the year		-	-	-	-	-
Transfers to written-off loans		(13)	-	(2,117)	-	(2,130)
Exchange differences and other		(2)	-	(448)	1	(449)
Balance at the end		201	-	14,726	381	15,308

(*)	Includes impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48).

		Millions of Euros
December 2013	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		339	-	14,159	322	14,820
Increase in impairment losses charged to income		55	-	10,816	85	10,955
Decrease in impairment losses credited to income		(19)	-	(4,878)	(46)	(4,944)
Impairment losses (net)(*)	48-49	36	-	5,938	38	6,011
Entities incorporated/disposed in the year		-	-	(30)	(1)	(31)
Transfers to written-off loans		(164)	-	(3,673)	-	(3,838)
Exchange differences and other		(12)	-	(1,398)	(13)	(1,424)
Balance at the end		198	-	14,995	346	15,538

(*)	Includes impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48).

7.1.8        Refinancing and restructuring operations

Group policies and principles with respect to refinancing or restructuring operations

Refinancing/restructuring operations (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinanced/restructured operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing or restructuring with for other purposes, such as for delaying loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing/restructuring policies are based on the following general principles:

—

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

—

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees submitted.

—	This analysis is carried out from the overall customer or group perspective, and not only from the perspective of a specific operation.

—	Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

—	The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

—	The decisions adopted are reviewed from time to time with the aim of checking full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing/restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

—

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

—	Refinancing/restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

—	Customers subject to refinancing or restructuring operations are excluded from promotional offers of any kind.

In the case of wholesale customers (basically businesses and corporations), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

—

Forecast future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

—	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

—	The capacity of shareholders to contribute capital and/or guarantees that can support the viability plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing/restructuring operation does not imply the loan is reclassified from “impaired” or “potential problem” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and effectiveness of the new guarantees submitted.

The Group maintains the policy of including refinanced/restructured loans as either:

—

“Impaired assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met;

—	“Potential problem assets”, because there is some material doubt as to possible non-compliance with the refinanced loan; or

—

“Normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established for their consideration as outstanding risk are met).

The conditions established for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

—	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan;

—	At least two years must have elapsed since the renegotiation or restructuring of the loan;

—

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the loan; and

—

It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing/restructuring policy provides for the possibility of multiple modifications, which shall be approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring or renegotiation of a loan, as well as re-defaults on a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).”

Quantitative information on refinancing and restructuring operations:

The breakdown of refinancing and restructuring operations as of June 30, 2014 is as follows:

	BBVA GROUP JUNE 2014 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	0	28	1,315	21	34
2 Other legal entities and individual entrepreneurs	6,023	2,138	870	271	18,839	3,161
Of which: Financing the construction and property development	1,253	814	53	27	188	49
3 Other individuals	60,432	2,735	7,091	804	94,969	494
4 Total	66,456	4,873	7,989	2,390	113,829	3,688

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	1	11	1	1	0
2 Other legal entities and individual entrepreneurs	4,835	1,616	1,328	698	12,025	1,715	725
Of which: Financing the construction and property development	594	609	191	209	145	61	329
3 Other individuals	27,658	1,598	6,255	1,007	18,288	190	176
4 Total	32,494	3,215	7,584	1,716	30,314	1,905	901

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	-	-	2	6	16	3	2
2 Other legal entities and individual entrepreneurs	9,769	4,705	5,047	3,229	16,270	2,123	5,004
Of which: Financing the construction and property development	3,200	2,936	2,441	2,493	1,160	523	3,300
3 Other individuals	34,699	2,107	13,689	2,267	58,880	317	1,244
4 Total	44,468	6,812	18,738	5,502	75,166	2,443	6,250

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	2	1	31	1,332	38	38	2
2 Other legal entities and individual entrepreneurs	20,627	8,460	7,245	4,198	47,134	6,999	5,728
Of which: Financing the construction and property development	5,047	4,359	2,685	2,729	1,493	633	3,629
3 Other individuals	122,789	6,440	27,035	4,078	172,137	1,000	1,420
4 Total	143,418	14,901	34,311	9,607	219,309	8,037	7,151

(a)	Includes mortgage-backed real estate operations with loan to values greater than 1, and secured operations, other than transactions secured by real estate mortgage whatever their loan to value.

The breakdown of refinancing and restructuring operations as of December 31, 2013 is as follows:

	BBVA GROUP DECEMBER 2013 BALANCE OF FORBEARANCE (Millions of Euros)

	NORMAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	4	466	13	45	29	811
2 Other legal entities and individual entrepreneurs	7,289	2,108	1,121	204	22,531	2,380
Of which: Financing the construction and property development	1,131	635	72	20	306	199
3 Other individuals	60,366	2,587	5,506	643	87,169	414
4 Total	67,659	5,161	6,640	892	109,729	3,605

	POTENTIAL PROBLEM LOANS
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	-	-	2	25	1
2 Other legal entities and individual entrepreneurs	3,014	1,381	867	468	8,158	1,497	641
Of which: Financing the construction and property development	640	623	131	178	142	123	322
3 Other individuals	31,883	1,987	5,681	837	22,496	231	218
4 Total	34,898	3,369	6,548	1,304	30,656	1,753	860

	IMPAIRED
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	1	4	13	13	2	0
2 Other legal entities and individual entrepreneurs	8,446	4,998	4,529	3,066	16,761	2,001	4,821
Of which: Financing the construction and property development	3,264	3,370	2,508	2,441	1,146	580	3,435
3 Other individuals	34,248	2,094	13,111	2,314	59,463	347	1,243
4 Total	42,695	7,093	17,644	5,392	76,237	2,349	6,065

	TOTAL
	Real estate mortgage secured		Rest of secured loans (a)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	6	468	17	58	44	838	1
2 Other legal entities and individual entrepreneurs	18,749	8,488	6,517	3,737	47,450	5,878	5,463
Of which: Financing the construction and property development	5,035	4,629	2,711	2,640	1,594	901	3,757
3 Other individuals	126,497	6,667	24,298	3,793	169,128	991	1,462
4 Total	145,252	15,623	30,832	7,588	216,622	7,707	6,925

a)	Includes transactions with partial mortgage collateral, that is, LTV higher than 1, and transactions with cash collateral other tan mortgage regardless of its LTV.

In addition to these restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in paragraph 59 (c) of IAS 39. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve our relationship with the client) rather than for economic or legal reasons relating to the borrower’s financial situation.

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of June 30, 2014, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

June 2014 NPL ratio renegotiated loan portfolio
Government agencies	1%
Commercial	51%
Of which: Construction and developer	77%
Other consumer	41%

46% of the renegotiated loans classified as impaired was for reasons other than default (delinquency).

7.2          Market risk

Trading portfolio activities

The activity of each of the Group’s trading floors is controlled and monitored by the risk unit. Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group’s Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The measurement model used to assess market risk is Value at Risk (VaR), which provides a forecast with a 99% probability of the maximum loss that can be incurred by the market positions of trading portfolios in a one-day horizon, stemming from fluctuations in equity prices, interest rates, foreign-exchange rates and commodity prices. In addition, for some positions, other risks also need to be considered, such as credit spread risk, basis risk, volatility and correlation risk.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which involves estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. It has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limits structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each operating segment, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Trends in market risk

The changes in the BBVA Group’s market risk in the first half of 2014, measured as VaR without smoothing, with a 99% confidence level and a 1-day horizon, are as follows:

By geographical area, and as an annual average in the first semester of 2014, 46.2% of the market risk corresponds to Global Markets (GM) Europe and GM Compass and 53.8% to the Group’s banks in Latin America, of which 35.9% is in GM Bancomer.

The average VaR in the first semester of 2014 stood at €24 million, compared with €23 million in 2013. The number of risk factors currently used to measure portfolio risk is around 3,600. This number is dynamic and varies according to the possibility of doing business in other underlying assets and markets.

As of June 30, 2014 and December 31, 2013 VaR amounted to €22 and €22 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
June 2014
VaR average in the period						24
VaR max in the period	36	7	6	16	(20)	27
VaR min in the period	21	3	1	12	(34)	22
End of period VaR	22	5	4	16	(24)	22

December 2013
VaR average in the period						23
VaR max in the period	39	4	2	13	(24)	34
VaR min in the period	19	3	2	11	(18)	17
End of period VaR	22	4	3	11	(18)	22

(*)

The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

By type of market risk assumed by the Group’s trading portfolio, as of June 30, 2014, the main risks were interest-rate and credit spread risks, which remained stable compared with December 31, 2013. Currency risk and stock market risk increased by €1 million and volatility and correlation risk increased by €5 million, respectively.

The average daily change in VaR in the first half of 2014 on 2013 is basically due to Global Market Bancomer and Global Market South America increasing their average risk by 5% and 16% respectively (with an average daily VaR of €8 million and €4 million, respectively). Global Market Europe reduced its average risk by 7% (with an average daily VaR in the first half of 2014 of €11 million).

Model validation

The internal market risk model is validated periodically by backtesting, both in BBVA S.A. and in Bancomer.

The aim of backtesting is to validate the quality and precision of the internal model used by the BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group’s results and the measurements of risk generated by the model. These tests showed that the internal market risk model of both BBVA S.A. and Bancomer is adequate and precise.

Two types of backtesting were carried out in the first half of 2014:

1.

“Hypothetical” backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

2.

“Real” backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

In the period between the second semester of 2013 and the first semester of 2014, Bancomer carried out backtesting of the internal calculation model of VaR, comparing the daily results obtained with the estimated risk level estimated by the VaR calculation model. At the end of the year the comparison showed the model was functioning correctly, within the “green” zone (0-4 exceptions), thus validating the model, as has occurred each year since the internal market risk model was approved for the Group.

Backtesting in BBVA S.A. did not reveal any exception in the same period. The sovereign debt and Spanish corporate credit spreads continued to narrow during the year and the equity markets have in general moved upward. To sum up, the backtesting carried out in 2013, both at the global group level and at the level of risk factor, did not detect any type of anomaly in the VaR calculation model.

In the case of Bancomer, portfolio losses only exceeded the daily VaR on one occasion, thus also validating the correct operation of the model according to Basel criteria.

Market risk model back testing for BBVA S.A. - Real

Market risk model back testing for BBVA S.A. - Hypothetical

Market risk model back testing for BBVA Bancomer - Real

Market risk model back testing for BBVA Bancomer - Hypothetical

Stress test analysis

A number of stress tests are carried out on the BBVA Group’s trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the “Tequilazo” crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

—	Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

—	Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

—	Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and thus do not adapt to the composition of portfolio risks at any one time, the scenario used to carry out the economic stress tests are based on a resampling methodology. This methodology uses dynamic scenarios that are recalculated regularly according to the main risks in the trading portfolios at any time. A simulation exercise is carried out on a window of data that is sufficiently extensive to include different periods of stress (data are taken from January 1, 2008 through to today), using a resampling of the historical observations. This generates a distribution of losses and gains that provides an analysis of the most extreme events occurred within the selected historical window. The advantage of this methodology is that the stress period is not pre-established, but rather a function of the portfolio held at any time. As it makes a high number of simulations (10,000) it can analyze the expected shortfall with greater richness of information than that available in the scenarios included in the VaR calculation.

The main characteristics of this methodology are the following:

—	The simulations generated respect the data correlation structure.

—	There is flexibility in terms of inclusion of new risk factors.

—	It allows a great deal of variability to be introduced into the simulations (desirable for considering extreme events).

The stress test impact by simulation scenario is shown below (Expected shortfall 95% at 20 days) as of June 30, 2014.

Millions of Euros	Europa	Bancomer	Perú	Venezuela	Argentina	Colombia	Chile
Expected Shortfall	(56)	(35)	(30)	(9)	(2)	(3)	(9)

Structural risk

Structural interest-rate risk

The aim of on-balance-sheet interest-rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the BBVA Group undertakes active balance-sheet management through operations intended to optimize the levels of risk assumed against expected earnings and respect the maximum levels of accepted risk. The Asset and Liabilities Committee (ALCO) is the body that makes the decisions to act according to the proposals of the Balance-Sheet Management unit, which designs and executes the strategies to be implemented, using internal risk metrics in accordance with the corporate model.

The Corporate Risk Management (CRM) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. In addition, it monitors the level of compliance with the risk limits established by the Executive Committee, reporting regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, in particular in case of significant levels of risk assumed, in accordance with current corporate policy.

The interest-rate risk metrics designed by the CRM area periodically quantify the impact that a variation of up to +/- of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value. This is complemented with metrics in probabilistic terms; “economic capital” (maximum estimated loss in economic value) and the “risk margin” (the maximum estimated loss in net interest income). In all cases, the metrics are calculated as originated by the structural interest-rate risk of banking activity (excluding trading floor activity), based on simulation models of interest-rate curves. With the same frequency, the Group performs stress tests and scenario analyses to complement its assessment of its interest-rate risk profile.

The BBVA Group’s corporate risk methodology allows hypotheses to be established on the behavior of certain products, particularly those without explicit or contractual expiry. These assumptions are based on studies that calculate the relationship between the return on these products and market rates. They enable specific balances to be disaggregated into “trend-based” (long-term) and “seasonal or volatile” (short-term residual maturity) balances.

In Europe and USA, slower than expected economic growth, together with the expectation of a prolonged period of low inflation rates have led interest rates to record lows. Also, monetary policies of expansion of central banks in emerging economies remain in place in an environment of downward revision of growth expectations for 2014. In the current environment, the structural interest rate risk in the BBVA Group has been controlled staying within the limits established by the CDP. Levels of exceptionally low interest rates in Europe and USA are an obstacle to the Group’s exposure, positioned favorably to increases in market rates.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main geographical areas of the BBVA Group in the first half of 2014:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to Interest-Rate Analysis - June 2014	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	4.83%	(1.13)%	1.26%	(0.17)%
Mexico	1.72%	(1.36)%	(3.22)%	3.57%
USA	6.24%	(1.42)%	(2.03)%	0.15%
South America	1.70%	(1.53)%	(2.79)%	2.79%
BBVA Group	2.92%	(1.37)%	(0.16)%	0.98%

(*)	Percentage of “1 year” net interest income forecast for each unit.
(**)	Percentage of net assets for each unit.

Structural currency risk

Structural currency risk is basically caused by exposure to variations in foreign-currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and foreign branches financed in a different currency to that of the investment.

Structural exchange-rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Asset and Liabilities Committee (ALCO) is the body that makes the decisions to act according to the proposals of the Balance-Sheet Management unit, which designs and executes the strategies to be implemented, using internal risk metrics in accordance with the corporate model.

The Corporate Risk Management (CRM) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. In addition, it monitors the level of compliance with the risk limits established by the Executive Committee, reporting regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, in particular in case of significant levels of risk assumed, in accordance with current corporate policy.

The corporate measurement methodology is based on the simulation of exchange-rate scenarios, using their historical change and evaluating impacts in three core management areas: capital ratio, equity and the Group’s income statement. The risk mitigation measures aimed at reducing exchange-rate risk exposures are considered in calculating risk estimates. The diversification resulting from investment in different geographical areas is also taken into account. In addition, in order to complement the metrics in the three core management areas, the risk measurements are complemented with analyses of scenarios, stress testing and backtesting, thus giving a more complete overview of the Group’s exposure.

In 2014, the risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency stood at 43%.

In 2014, the average asset exposure sensitivity to a 1% depreciation in exchange rates against the euro in the main currencies to which BBVA is exposed stood at €178 million, with 35% in the Mexican peso, 26% in South American currencies, 22% in Asian and Turkish currencies, and 16% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial companies with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The Corporate Risk Management (CRM) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. In addition, it monitors the level of compliance with the risk limits established by the Executive Committee, reporting regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, in particular in case of significant levels of risk assumed, in accordance with current corporate policy.

The structural equity risk metrics designed by CRM according to the corporate model contribute to the effective monitoring of risk by estimating the sensitivity figures and the capital necessary to cover possible unexpected losses due to variations in the value of the companies making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, backtesting and scenario analyses.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €53 million as of June 30, 2014, and the sensitivity of pre-tax profit is estimated at €1.8 million. These figures are estimated taking into account the exposure in shares valued at market prices, or if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlyings.

7.3        Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or various BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A.

Thus a core principle of the BBVA Group’s liquidity management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, a liquidity pool is maintained at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in the banking subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.84% of total consolidated assets and 0.55% of total consolidated liabilities as of June 30, 2014.

The Group’s main source of funds is the customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, a series of domestic and international programs are in place for the issuance of commercial paper and medium- and long-term debt. A diversified liquidity pool of liquid assets and securitized assets are also generally maintained an individual entity level. Another source of liquidity is generation of cash flow from operations. Finally, funding requirements are supplemented with borrowings from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where the subsidiaries are located.

The table below shows the liquidity available by instruments of the most significant units as of June 30, 2014:

	Millions of Euros
June 2014	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others

Cash and balances with central banks	5,787	5,367	1,582	5,991
Assets for credit operations with central banks	45,300	9,393	15,465	4,717
Central governments issues	28,818	7,164	2,308	4,124
Of Which: Spanish government securities	23,916	–	–	–
Other issues	16,482	2,229	2,571	593
Loans	–	–	10,586	–
Other non-eligible liquid assets	5,537	568	264	440
ACCUMULATED AVAILABLE BALANCE	56,624	15,328	17,311	11,148

AVERAGE BALANCE	52,580	12,756	15,121	13,016

(1)	Included Banco Bilbao Vizcaya Argentaria, S.A. y Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The Asset and Liabilities Committee (ALCO) is the body that makes the decisions to act according to the proposals of the Balance-Sheet Management unit, which designs and executes the strategies to be implemented, using internal risk metrics in accordance with the corporate model. Both the evaluation and execution of actions in each of the Liquidity Management Units are carried out by ALCO and the management unit corresponding to these Liquidity Management Units.

The Corporate Risk Management (CRM) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. In addition, it monitors the level of compliance with the risk limits established by the Executive Committee, reporting regularly to the Global Risk Management Committee (GRMC), the Board’s Risk Committee and the Executive Committee, in particular in case of significant levels of risk assumed, in accordance with current corporate policy.

The liquidity and funding risk metrics designed by CRM maintain an adequate risk profile for the BBVA Group’s Liquidity and Funding Risk Appetite Framework, in accordance with the retail model on which its business activity is based. The objectives included in the decision-making process for managing liquidity and funding risk are specified for this purpose. Among the metrics, the loan-to-stable-customer-deposit ratio is one of the core management tools. It ensures that there are adequate levels of self-funding for lending on the balance sheet at all times. Once the levels of self-funding of the balance sheet have been established, the second core element is the correct diversification of the structure of wholesale funding, to avoid the excessive dependence on short-term funding. In addition, the internal metrics promote the short-term resistance of the liquidity risk profile, guaranteeing that each Liquidity Management Unit has sufficient collateral to face the risk of an unexpected change in the behavior of markets or wholesale counterparties that prevents access to funding or forces access at unreasonable prices.

In addition, the stress analyses are a fundamental element in the scheme of tracking liquidity risk and funding, as they anticipate deviations from the liquidity targets and limits established by the Risk Appetite Framework. They also play a key role in the design of the Liquidity Contingency Plan and in defining the measures for action that would be adopted to realign the risk profile should this be necessary. The stress scenarios cover a whole range of events and levels of severity, with the aim of revealing the vulnerability of the funding structure in the event of a comprehensive test on the whole of the balance sheet.

These stress results carried out regularly by CRM reveal that BBVA has a sufficient buffer of liquid assets to face the estimated liquidity shocks in a scenario such as a combination of a systemic crisis and an internal crisis with a major downgrade in the entity’s rating (up to three notches).

In the six months ended June 30, 2014, a steady improvement in the stability of the wholesale funding markets in Europe has continued, as it happened during 2013, as a result of the positive trend in sovereign risk premiums, in an environment of improving growth expectations for the Eurozone and high market liquidity. In this context, BBVA has managed to strengthen its liquidity position and improve its funding structure based on the growth of self-funding from stable customer funds.

Regarding the legal framework, the metrics of liquidity risk management and finance in the BBVA Group encompass the regulatory objectives of these ratios, adjusting them as the Basel Committee itself proposes, to risk tolerance, nature, scale and complexity of the entity and handling them in a manner that is homogeneous, simple and easy to management, for the different business generating units and to the different levels of the organization. GRM, along with the areas involved in the management of liquidity and funding, is responsible for ensuring that the management of liquidity risk is adapted to the regulatory requirements.

With respect to the new regulatory framework, the BBVA Group has continued to develop an orderly plan to adapt to the regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance.

7.4          Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, excluding any valuation adjustments or impairment losses:

			Millions of Euros
Contractual Maturities June 2014	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	21,432	1,842	627	728	350	-	24,979
Loans and advances to credit institutions	4,780	16,639	1,238	1,470	1,329	1,231	26,688
Loans and advances to customers	26,454	28,839	19,042	46,865	93,019	125,852	340,071
Debt securities	178	2,062	2,450	12,657	47,022	56,202	120,570
Derivatives (trading and hedging)	-	780	1,086	3,185	12,971	26,044	44,066
Total	52,843	50,161	24,444	64,905	154,692	209,329	556,375

Liabilities -
Deposits from central banks	36	5,037	4,089	11,692	101	-	20,954
Deposits from credit institutions	3,608	29,897	5,005	6,347	8,512	2,968	56,336
Deposits from customers	149,000	48,567	16,922	47,274	35,784	12,016	309,562
Debt certificates (including bonds)	-	3,571	331	9,606	32,388	13,946	59,842
Subordinated liabilities	7	39	12	972	1,389	10,944	13,363
Other financial liabilities	1,151	5,025	408	376	353	19	7,331
Short positions	9,098	-	-	-	-	-	9,098
Derivatives (trading and hedging)	-	886	1,382	3,509	13,817	25,530	45,124
Total	162,899	93,022	28,148	79,774	92,344	65,423	521,610

Contingent Risk
Financial guarantees	885	717	123	1,722	3,053	825	7,327

			Millions of Euros
Contractual Maturities 2013	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	30,851	2,200	706	734	396	-	34,887
Loans and advances to credit institutions	3,641	11,474	2,637	1,552	2,389	1,098	22,791
Loans and advances to customers	27,428	26,551	19,930	43,295	87,828	131,833	336,865
Debt securities	146	2,991	1,944	14,793	45,846	40,463	106,183
Derivatives (trading and hedging)	-	1,081	1,435	3,589	12,705	21,359	40,169
Total	62,066	44,297	26,652	63,963	149,164	194,753	540,895

Liabilities -
Deposits from central banks	82	13,722	1,350	1,015	14,525	-	30,694
Deposits from credit institutions	3,314	22,796	8,911	5,570	8,897	2,766	52,254
Deposits from customers	140,846	55,418	14,692	44,575	33,080	10,994	299,605
Debt certificates (including bonds)	-	4,039	383	9,901	35,581	12,640	62,544
Subordinated liabilities	-	38	1	993	1,389	7,847	10,268
Other financial liabilities	316	4,253	404	297	367	21	5,658
Short positions	7,528	-	-	-	-	-	7,528
Derivatives (trading and hedging)	-	904	1,448	3,749	12,778	21,032	39,912
Total	152,086	101,170	27,189	66,100	106,617	55,300	508,463

Contingent Risk
Financial guarantees	751	1,455	212	1,561	3,059	432	7,471

8.   Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held-for-trading portfolios is based on daily quoted price if there is an active market for these financial derivatives. If for any reason their quoted price is not available on a given date, these financial derivatives are measured using methods similar to those used in over-the-counter (OTC) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values. Not all assets and liabilities are registered at fair value. The following financial instruments are registered at their amortized cost: “Cash and balances with central banks”, “Loans and receivables”, “Held to maturity investments” and financial liabilities at amortized cost:

	Millions of Euros
		June 2014		December 2013
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	25,004	25,004	34,903	34,903
Financial assets held for trading	10	79,424	79,424	72,112	72,112
Other financial assets designated at fair value through profit or loss	11	2,592	2,592	2,413	2,413
Available-for-sale financial assets	12	88,759	88,759	77,774	77,774
Loans and receivables	13	359,084	374,044	350,945	364,120
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	129	129	98	98
Hedging derivatives	15	2,804	2,804	2,530	2,530
LIABILITIES-
Financial assets held for trading	10	51,749	51,749	45,648	45,648
Other financial liabilities designated at fair value through profit or loss	11	2,624	2,624	2,467	2,467
Financial liabilities at amortized cost	23	470,424	465,805	464,141	466,240
Fair value changes of the hedged items in portfolio hedges of interest rate risk	15	-	-	-	-
Hedging derivatives	15	2,473	2,473	1,792	1,792

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

—

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

—	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

—

Level 3: Measurement using techniques where some of the material inputs are not taken from market observable data. As of June 30, 2014, the affected instruments accounted for approximately 0.12% of financial assets and 0.01% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the market units.

8.1	Fair value of certain financial instruments registered at fair value using valuation criteria

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

		Millions of Euros
		June 2014			December 2013
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	37,694	41,494	237	34,394	37,428	290
Loans and advances to customers		-	155	-	-	107	-
Debt securities		31,982	1,032	100	28,573	852	176
Equity instruments		4,715	110	68	4,596	111	58
Trading derivatives		997	40,197	69	1,225	36,358	56
Other financial assets designated at fair value through profit or loss	11	2,530	62	-	2,352	61	-
Loans and advances to credit institutions		-	-	-
Debt securities		639	62	-	603	61	-
Equity instruments		1,891	-	-	1,749	-	-
Available-for-sale financial assets	12	67,937	19,890	432	57,960	18,710	591
Debt securities		62,106	19,713	412	52,729	18,515	566
Equity instruments		5,831	177	20	5,231	195	25
Hedging derivatives	15	54	2,749	-	52	2,478	-
LIABILITIES-
Financial liabilities held for trading	10	10,023	41,700	26	8,459	37,172	17
Trading derivatives		925	41,700	26	931	37,172	17
Short positions		9,098	-	-	7,528	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,624	-	-	2,467	-
Hedging derivatives	15	-	2,433	40	-	1,757	35

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of June 30, 2014 and December 31, 2013 additionally includes €500 and €516 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

Process for determining the fair value established in the entity

To ensure that trading portfolio assets are properly valued, BBVA has established, at a geographic level, a structure of New Product Committees responsible for validating and approving new products or types of assets and liabilities before being contracted. The members of these Committees, responsible for valuation, are independent from the business.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure these assets and liabilities, in accordance with the rules established by the Global Valuation Area and using models that have been validated and approved by the Department of Methodologies that reports to Global Risk Management (see Note 7).

Additionally, for assets that show significant uncertainty in inputs or model parameters used for assessment, criteria is established to measure said uncertainty and activity limits are set based on these.

Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The following table sets forth the main measurement techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Main Measurement techniques	Main inputs used
Loans and advances to customers

Present value Method

Determining the present-value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

- the estimate of prepayment rates;

- the issuer credit risk; and

- current market interest rates.

- Net Asset Value (NAV) published recurrently, but not more frequently than every quarter

			- Risk premiums. - Observable market interest rates
Available-for-sale financial assets	155
Debt securities
Trading portfolio	1,032
Other financial assets at fair value through profit and loss	62
Available-for-sale financial assets	19,713
Equity Instruments
Trading portfolio	110
Available-for-sale financial assets	177
Other financial liabilities
Other financial liabilities designated at fair value through profit or loss	2,624

Trading derivatives

• Commodities: Discounted cash flows and moment adjustment

• Credit products: Default model and Gaussian copula

• Exchange rate products: Discounted cash flows, Black, Local Vol and Moment adjustment

• Fixed income products: Discounted cash flows

• Equity instruments: Local-Vol, Black, Moment adjustment and Discounted cash flows

• Interest rate products:

     - Interest rate swaps, Call money Swaps y FRA:

     Discounted cash flows

     - Caps/Floors: Black, Hull-White y SABR

     - Bond options: Black

     - Swaptions: Black, Hull-White y LGM

     - Interest rate options: Black, Hull-White y SABR

     - Constant Maturity Swaps: SABR

			Observable market data
Trading asset portfolio	40,197
Trading liability portfolio	41,700
Hedging derivatives
Asset	2,749
Liability	2,433

Financial Instruments Level 3	Fair Value (Millions of euros)	Main Measurement techniques	Main inputs used
Debt securities		Present-value method (Discounted future cash flows)	- Prepayment Rates - Default Correlation - Credit Spread - Interest Rates
Trading portfolio	100
Available-for-sale financial assets	412	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments
Equity Instruments		Net Asset Value	- NAV provided by the administrator of the fund
Trading portfolio	68
Available-for-sale financial assets	20	Comparable pricing (Comparison with prices of similar instruments)	- Prices of similar instruments

Trading derivatives		• Credit Option: Gaussian Copula, Hull-White two factors and Libor Market Model • Equity OTC Options: Heston • Interest rate options: Libor Market Model	- Non directly observable market data - Historical Series
Trading asset portfolio	69
Trading liability portfolio	26
Hedging derivatives
Liability	40

The amount of significant unobservable inputs used to value our recurring Level 3 assets and liabilities as of June 30, 2014 is provided below:

Financial instrument	Valuation Technique(s)	Significant unobservable inputs	Min	Max	Units

Debt Securities	Net Present Value	Credit Spread Recovery Rate	80.00 0.50	140.00 10.00	b.p. %
	Comparable pricing	Price	0.50	96.26	-
Equity instruments	Net Asset Value	Net Asset Value(*)	-	-	-
	Comparable pricing	Price(*)	-	-	-
Credit Option	Gaussian Copula	Correlación Default	14.38	98.16%
Equity OTC Option	Heston	Forward Volatility Skew	50.00	93.85	Vegas
Interest Rate Option	Libor Market Model	Beta Correlation Rate/Credit Credit Default/Volatility	0.25 -100.00 0.00	18.00 100.00 0.00	% % Vegas

Adjustments to the valuation for risk of default

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative valuations, both assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and its own, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), save for cases where an internal rating is available. For those cases where the information is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The impact recorded under “Net gains (losses) on financial asset and liabilities” in the consolidated income statement for June 30, 2014 and for the year ended December 31, 2013 corresponding to the credit risk assessment of the asset derivative positions as “Credit Valuation Adjustment” (CVA) and liabilities derivative position as “Debit Valuation Adjustment” (DVA), was not material.

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
	June 2014		December 2013
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	881	52	1,165	55
Valuation adjustments recognized in the income statement (*)	18	13	7	15
Valuation adjustments not recognized in the income statement	-	-	-	-
Acquisitions	168	2	78	1
Disposals	(269)	(1)	(452)	(18)
Liquidations	-	-	-	-
Net transfers to Level 3	4	-	180	-
Exchange differences and others	(136)	-	(95)	(1)
Balance at the end	667	66	881	52

(*)

Profit or loss that is attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period. Valuation adjustments are recorded under the heading “Net gains (losses) on financial assets and liabilities (net)”.

During the six months ended June 30, 2014, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with the Technology and Methodology Area, has established the rules for a proper trading portfolio asset classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets registered in the portfolio are classified, according to this criterion, by the generating subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement in the six months ended June 30, 2014 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2014:

		Millions of Euros
	From:	Level 1		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		212			4
Available-for-sale financial assets		593	4	611			4
LIABILITIES-

Sensitivity Analysis

Sensitivity analysis is performed on products with significant unobservable inputs (products included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of June 30, 2014, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	16	(15)
Available-for-sale financial assets			11	(10)
LIABILITIES-
Financial liabilities held for trading	1	(1)
Total	17	(16)	11	(10)

8.2          Fair value of financial instruments carried at cost using valuation criteria

The valuation methods used to calculate the fair value of financial assets and liabilities carried at cost are presented below:

—	The fair value of “Cash and balances with central banks” has been assimilated to their book value, as it is mainly short-term balances.

—

The fair value of the “Loans and advances to customers” and “financial liabilities at amortized cost” was estimated using the method of discounted expected future cash flows using market interest rates at the end of each year. Additionally, factors such as prepayment rates and correlations of default are taken into account.

The following table presents key financial instruments carried at amortized cost in the accompanying consolidated balance sheets, broken down according to the method of valuation used to estimate their fair value:

		Millions of Euros
		June 2014			December 2013
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Cash and balances with central banks	9	25,004	-	-	34,903	-	-
Loans and receivables	13	-	2,851	371,193	-	1,351	362,769
LIABILITIES-
Financial liabilities at amortized cost	23	-	-	465,805	-	-	466,240

The main valuation methods, hypotheses and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those at June 30, 2014:

Financial Instruments Level 2	Fair Value (Millions of euros)	Main Measurement techniques	Main inputs used
Loans and receivables		Present-value method	- Default correlation
Debt securities	2,851	(Discounted future cash flows)	- Credit spread

Financial Instruments Level 3	Fair Value (Millions of euros)	Main Measurement techniques	Main inputs used
Loans and receivables
Loans and advances to credit institutions	26,540
Loans and advances to customers	342,457
Debt securities	2,196

Financial liabilities at amortized cost		Present-value method	-Prepayment rates
Deposits from central banks	21,127	(Discounted future cash flows)	- Default correlation
Deposits from credit institutions	49,358		- Credit spread
Customer deposits	309,772		- Market interest rates
Debt certificates	65,301
Sobordinated liabilities	13,000
Other financial liabilities	7,247

Financial instruments at cost

As of June 30, 2014 and December 31, 2013 there were equity instruments and certain discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they were not traded in organized markets and, thus, their unobservable inputs are significant. On the above dates, the balances of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €500, €516 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the six months ended June 30, 2014 and December 31, 2013:

	Millions of Euros
Sales of Financial Instruments at Cost	June 2014	December 2013
Amount of Sale	21	76
Carrying Amount at Sale Date	7	62
Gains/Losses	14	13

9.  Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	June 2014	December 2013
Cash		4,217	5,533
Balances at the Central Banks		20,268	29,234
Reverse repurchase agreements	37	494	120
Accrued interests		25	16
Total		25,004	34,903

During the six months ended June 30, 2014, the changes in this item are mainly a result of the variance of deposits at central banks (decrease in deposits with ECB by €5,100 million and in Venezuela due to the depreciation by €2,597 million).

		Millions of Euros
Deposits from Central Banks	Notes	June 2014	December 2013
Deposits from Central Banks		18,229	25,059
Repurchase agreements	37	2,725	5,636
Accrued interest until expiration		143	198
Total	23	21,097	30,893

During the six months ended June 30, 2014, the variation of the heading “Financial liabilities at amortized cost – Deposits at central Banks” is due mainly to a decrease in deposits at the European Central Bank.

10.    Financial assets and liabilities held for trading

10.1        Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2014	December 2013
ASSETS-
Loans and advances to customers	155	106
Debt securities	33,114	29,602
Equity instruments	4,893	4,766
Trading derivatives	41,262	37,638
Total	79,424	72,112
LIABILITIES-
Trading derivatives	42,651	38,119
Short positions	9,098	7,529
Total	51,749	45,648

10.2        Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	June 2014	December 2013
Issued by Central Banks	463	291
Spanish government bonds	5,450	5,251
Foreign government bonds	22,295	19,154
Issued by Spanish financial institutions	763	596
Issued by foreign financial institutions	1,765	2,138
Other debt securities	2,378	2,172
Total	33,114	29,602

10.3        Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	June 2014	December 2013
Shares of Spanish companies
Credit institutions	667	497
Other sectors	1,850	2,255
Subtotal	2,517	2,752
Shares of foreign companies
Credit institutions	197	80
Other sectors	2,179	1,934
Subtotal	2,376	2,015
Total	4,893	4,766

10.4        Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of June 30, 2014, and December 31, 2013, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk. Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives - June 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	-	-	61	-	-	-	2	63
Other products	-	-	-	-	-	-	-	-
Subtotal	-	-	62	-	-	-	2	64
OTC markets
Credit institutions
Forward transactions	(129)	-	-	-	-	-	-	(129)
Future rate agreements (FRAs)	-	(62)	-	-	-	-	-	(62)
Swaps	(77)	(1,478)	(5)	-	3	-	-	(1,557)
Options	(26)	(157)	(797)	(1)	(1)	-	-	(982)
Other products	(1)	-	-	-	-	(41)	-	(42)
Subtotal	(233)	(1,697)	(802)	(1)	2	(41)	-	(2,772)
Other financial institutions
Forward transactions	(118)	-	-	-	-	-	1	(117)
Future rate agreements (FRAs)	-	(14)	-	-	-	-	-	(14)
Swaps	-	(624)	1	-	-	-	-	(623)
Options	(20)	(127)	(335)	-	-	-	-	(482)
Other products	-	-	-	-	-	37	-	37
Subtotal	(138)	(765)	(334)	-	-	37	1	(1,199)
Other sectors
Forward transactions	192	-	-	-	-	-	-	192
Future rate agreements (FRAs)	-	156	-	-	-	-	-	156
Swaps	48	2,019	(87)	-	5	-	-	1,985
Options	(32)	(9)	167	(1)	(1)	-	4	128
Other products	-	58	-	-	-	-	-	58
Subtotal	208	2,224	80	(1)	4	-	4	2,519
Subtotal	(163)	(238)	(1,056)	(2)	6	(4)	5	(1,452)
Total	(163)	(238)	(994)	(2)	6	(4)	7	(1,389)
Of which:
Asset Trading Derivatives	6,226	31,699	2,740	-	15	577	7	41,262
Liability Trading Derivatives	6,390	31,937	3,733	2	8	580	-	42,651

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types
	Millions of Euros
Outstanding Financial Trading Derivatives 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	1	-	72	-	-	-	1	74
Other products	-	-	-	-	-	-	-	-
Subtotal	1	-	73	-	-	-	1	75
OTC markets
Credit institutions
Forward transactions	(554)	40	-	-	-	-	-	(514)
Future rate agreements (FRAs)	-	(63)	-	-	-	-	-	(63)
Swaps	83	(1,394)	9	-	5	-	-	(1,297)
Options	179	(100)	(457)	(1)	(2)	-	-	(381)
Other products	-	(10)	-	-	-	(45)	-	(55)
Subtotal	(292)	(1,527)	(448)	(1)	3	(45)	-	(2,310)
Other financial institutions
Forward transactions	(137)	-	-	-	-	-	1	(136)
Future rate agreements (FRAs)	-	(10)	-	-	-	-	-	(10)
Swaps	-	25	12	-	-	-	-	37
Options	29	(108)	(320)	-	-	-	-	(399)
Other products	-	-	-	-	-	39	-	39
Subtotal	(108)	(93)	(308)	-	-	39	1	(469)
Other sectors
Forward transactions	176	-	-	-	-	-	-	176
Future rate agreements (FRAs)	-	136	-	-	-	-	-	136
Swaps	48	1,357	28	-	3	-	-	1,436
Options	(24)	(7)	449	(2)	(3)	-	-	413
Other products	3	57	-	-	-	-	-	60
Subtotal	203	1,543	477	(2)	-	-	-	2,221
Subtotal	(197)	(77)	(279)	(3)	3	(6)	1	(556)
Total	(196)	(77)	(206)	(3)	3	(6)	2	(481)
Of which:
Asset Trading Derivatives	6,389	27,719	3,073	1	20	430	6	37,638
Liability Trading Derivatives	(6,585)	(27,797)	(3,279)	(4)	(15)	(436)	(3)	(38,119)

11.    Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	June 2014	December 2013
ASSETS-
Debt securities	701	663
Unit-linked products	167	161
Other securities	534	503
Equity instruments	1,891	1,750
Unit-linked products	1,824	1,689
Other securities	67	60
Total	2,592	2,413
LIABILITIES-
Other financial liabilities	2,624	2,467
Unit-linked products	2,624	2,467
Total	2,624	2,467

As of June 30, 2014, and December 31, 2013 the most significant balance within other financial assets and liabilities at fair value through profit and loss related to assets and liabilities linked to insurance products where the policyholder bears the risk (“Unit-Link”). This type of product is sold only in Spain, through BBVA Seguros S.A., insurance and reinsurance and BBVA Vida S.A., insurance and reinsurance, and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

12.    Available-for-sale financial assets

12.1        Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2014	December 2013
Debt securities	82,288	71,861
Impairment losses	(57)	(55)
Subtotal	82,231	71,806
Equity instruments	6,672	6,111
Impairment losses	(144)	(143)
Subtotal	6,528	5,968
Total	88,759	77,774

12.2      Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying financial statements, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros
Debt Securities Available-for-Sale June 2014	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	32,880	1,878	(44)	34,715
Other debt securities	6,919	212	(11)	7,119
Issued by Central Banks	-	-	-	-
Issued by credit institutions	4,695	136	-	4,830
Issued by other issuers	2,224	75	(11)	2,289
Subtotal	39,799	2,090	(55)	41,834
Foreign Debt Securities
Mexico	11,635	588	(60)	12,163
Mexican Government and other government agency debt securities	10,066	528	(48)	10,546
Other debt securities	1,569	60	(12)	1,616
Issued by Central Banks	-	-	-	-
Issued by credit institutions	136	10	(3)	143
Issued by other issuers	1,433	49	(10)	1,473
The United States	8,043	92	(82)	8,053
Government securities	2,681	23	(6)	2,698
US Treasury and other US Government agencies	363	-	(1)	362
States and political subdivisions	2,318	23	(5)	2,336
Other debt securities	5,362	69	(76)	5,355
Issued by Central Banks	-	-	-	-
Issued by credit institutions	44	3	-	46
Issued by other issuers	5,318	66	(76)	5,308
Other countries	19,642	810	(270)	20,181
Other foreign governments and other government agency debt securities	10,500	495	(172)	10,824
Other debt securities	9,142	314	(98)	9,358
Issued by Central Banks	1,261	2	(3)	1,260
Issued by credit institutions	3,290	168	(55)	3,402
Issued by other issuers	4,591	145	(40)	4,696
Subtotal	39,319	1,490	(412)	40,397
Total	79,118	3,580	(467)	82,231

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros
Debt Securities Available-for-Sale December 2013	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	30,688	781	(90)	31,379
Other debt securities	8,536	227	(25)	8,738
Issued by Central Banks	-	-	-	-
Issued by credit institutions	5,907	124	(4)	6,027
Issued by other issuers	2,629	103	(21)	2,711
Subtotal	39,224	1,008	(115)	40,116
Foreign Debt Securities
Mexico	10,433	328	(178)	10,583
Mexican Government and other government agency debt securities	9,028	281	(160)	9,150
Other debt securities	1,404	47	(19)	1,433
Issued by Central Banks	-	-	-	-
Issued by credit institutions	84	11	(2)	93
Issued by other issuers	1,320	36	(16)	1,340
The United States	5,962	58	(82)	5,937
Government securities	1,055	11	(11)	1,056
US Treasury and other US Government agencies	171	3	(4)	170
States and political subdivisions	884	8	(7)	885
Other debt securities	4,907	46	(72)	4,881
Issued by Central Banks	-	-	-	-
Issued by credit institutions	234	2	(2)	233
Issued by other issuers	4,674	44	(70)	4,648
Other countries	14,928	570	(329)	15,170
Other foreign governments and other government agency debt securities	7,128	333	(261)	7,199
Other debt securities	7,801	237	(67)	7,971
Issued by Central Banks	1,209	9	(10)	1,208
Issued by credit institutions	4,042	175	(51)	4,166
Issued by other issuers	2,550	54	(6)	2,597
Subtotal	31,323	956	(589)	31,690
Total	70,547	1,964	(704)	71,806

(*)	The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities in the available-for-sale portfolio as of June 30, 2014 and December 31, 2013 are as follows:

	June 2014		December 2013
Available for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,183	1.4%	847	1.2%
AA+	6,647	8.1%	4,927	6.9%
AA	183	0.2%	198	0.3%
AA-	332	0.4%	748	1.0%
A+	2,505	3.0%	554	0.8%
A	934	1.1%	8,463	11.8%
A-	13,708	16.7%	4,588	6.4%
BBB+	11,037	13.4%	7,203	10.0%
BBB	38,234	46.5%	29,660	41.3%
BBB-	1,766	2.1%	9,152	12.7%
BB+ or below	3,546	4.3%	3,548	4.9%
Without rating	2,156	2.6%	1,918	2.7%
Total	82,231	100.0%	71,806	100.0%

12.3      Equity instruments

The breakdown of the balance under the heading “Equity instruments” of the accompanying financial statements as of June 30, 2014 and December 31, 2013 is as follows:

	Millions of Euros
Equity Instruments Available-for-Sale June 2014	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,250	204	(1)	3,453
Credit institutions	2	1	-	3
Other entities	3,248	204	(1)	3,450
Listed foreign company shares	2,165	298	(16)	2,447
United States	47	-	-	47
Mexico	7	41	-	48
Other countries	2,110	256	(15)	2,351
Subtotal	5,414	502	(16)	5,900
Unlisted equity instruments
Unlisted Spanish company shares	49	1	(1)	49
Credit institutions	-	-	-	-
Other entities	49	1	(1)	49
Unlisted foreign companies shares	568	11	-	579
United States	442	-	-	442
Mexico	-	-	-	0
Other countries	125	11	-	137
Subtotal	617	12	(1)	628
Total	6,031	514	(17)	6,528

	Millions of Euros
Equity Instruments Available-for-Sale December 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,270	54	(46)	3,277
Credit institutions	3	-	-	3
Other entities	3,267	54	(46)	3,275
Listed foreign company shares	2,030	46	(9)	2,066
United States	16	-	-	16
Mexico	8	37	-	45
Other countries	2,006	9	(9)	2,006
Subtotal	5,300	100	(55)	5,343
Unlisted equity instruments
Unlisted Spanish company shares	61	-	(1)	60
Credit institutions	3	-	-	3
Other entities	58	-	(1)	57
Unlisted foreign companies shares	554	9	(1)	563
United States	455	-	-	455
Mexico	-	-	-	-
Other countries	99	9	(1)	107
Subtotal	616	9	(2)	623
Total	5,916	109	(57)	5,968

12.4       Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Changes in Valuation Adjustments - Available-for-Sale Financial Assets	June 2014	December 2013
Balance at the beginning	851	(238)
Valuation gains and losses	3,120	1,653
Income tax	(892)	(489)
Amounts transferred to income	(253)	(136)
Other reclasifications	-	61
Balance at the end	2,826	851
Of which:
Debt securities	2,466	780
Equity instruments	360	71

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet as of June 30, 2014 correspond mainly to debt securities from government agencies.

As of June 30, 2014, 53.3% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

As of June 30, 2014, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of 30 June, 2014, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €18 and €35 million for the six months ended June 30, 2014 and 2013, respectively (see Note 49).

13.     Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2014	December 2013
Loans and advances to credit institutions	13.1	26,762	22,862
Loans and advances to customers	13.2	327,239	323,607
Debt securities	13.3	5,083	4,476
Total		359,084	350,945

13.1       Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	June 2014	December 2013
Reciprocal accounts		204	132
Deposits with agreed maturity		4,237	5,901
Demand deposits		1,614	1,421
Other accounts		10,406	8,510
Reverse repurchase agreements	37	10,227	6,828
Total gross	7.1.1	26,688	22,792
Valuation adjustments		74	70
Impairment losses	7.1.7	(28)	(40)
Accrued interests and fees		102	110
Hedging derivatives and others		-	-
Total net		26,762	22,862

13.2       Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2014	December 2013
Mortgage secured loans	7.1.2	123,491	125,564
Other loans secured with security interest	7.1.2	25,933	23,660
Unsecured loans		110,959	109,600
Credit lines		11,408	11,166
Commercial credit		8,741	9,711
Receivable on demand and other		9,804	8,210
Credit cards		10,273	11,070
Finance leases		6,869	6,954
Reverse repurchase agreements	37	7,468	4,449
Financial paper		811	930
Impaired assets	7.1.6	24,159	25,445
Total gross	7.1.	339,916	336,759
Valuation adjustments		(12,677)	(13,151)
Impairment losses	7.1.7	(14,692)	(14,950)
Accrued interests and fees		948	953
Hedging derivatives and others		1,067	846
Total net		327,239	323,607

As of June 30, 2014, 27% of “Loans and advances to customers” with maturity greater than one year have fixed-interest rates and 73% have variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2014	December 2013
Securitized mortgage assets	21,558	22,407
Other securitized assets	2,944	4,224
Commercial and industrial loans	1,607	2,330
Finance leases	73	301
Loans to individuals	1,264	1,518
Rest	-	75
Total	24,502	26,631
Of which:
Liabilities associated to assets retained on the balance sheet (*)	5,900	6,348

(*)	These liabilities are recognized under “Financial liabilities at amortized cost – Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

13.3      Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt security, is as follows:

		Millions of Euros
Debt securities	Notes	June 2014	December 2013
Government		4,064	3,175
Credit institutions		86	297
Other sectors		939	1,009
Total gross	7.1	5,089	4,481
Valuation adjustments	7.1.7	(6)	(5)
Total net		5,083	4,476

14.     Held-to-maturity investments

As of June 30, 2014 and December 31, 2013, there is no balance of Held to maturity investments since these balances were reclassified during the second half of 2013 to “Available for sale financial assets”. Such reclassification was due to a change in management criteria of these portfolios. These balances may not be kept until maturity and are subject to sale.

15.      Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	June 2014	December 2013
ASSETS-
interest rate risk	129	98
Hedging derivatives	2,804	2,530
LIABILITIES-
interest rate risk	-	-
Hedging derivatives	2,473	1,792

As of June 30, 2014 and December 31, 2013, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

—	Fair value hedging:

-	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-	Available-for-sale equity instruments: This risk is hedged using equity swaps and OTC (“Over The counter”) options.

-	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

-

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

—	Cash-flow hedges

-	Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange, interest-rate swaps and FRAs (“Forward Rate Agreement”).

—	Net foreign-currency investment hedges:

-	The risks hedged are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options.

Note 7 analyze the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type June 2014	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	-	-	-	-	-
Subtotal	-	-	-	-	-
OTC markets
Credit institutions
Fair value hedge	2	596	(25)	(12)	560
Of which: Macro hedge	-	(216)	-	-	(216)
Cash flow hedge	(8)	12	-	-	5

Net investment in a foreign operation hedge	1	(1)	-	-	-
Subtotal	(5)	607	(25)	(12)	565
Other financial Institutions
Fair value hedge	-	205	-	-	205
Of which: Macro hedge	-	(165)	-	-	(165)
Cash flow hedge	-	(2)	-	-	(2)

Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	203	-	-	203
Other sectors
Fair value hedge	-	(32)	(2)	-	(34)
Of which: Macro hedge	-	(23)	-	-	(23)
Cash flow hedge	-	-	-	-	-

Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(32)	(2)	-	(34)
Total	(5)	778	(27)	(12)	734
Of which:
Asset Hedging Derivatives	14	2,783	6	1	2,804
Liability Hedging Derivatives	19	2,409	33	13	2,473

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type December 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	-	-	-	-	-
Subtotal	-	-	-	-	-
OTC markets
Credit institutions
Fair value hedge	(1)	675	(22)	(10)	642
Of which: Macro hedge	-	(253)	-	-	(253)
Cash flow hedge	-	12	-	-	12
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(1)	687	(22)	(10)	654
Other financial Institutions
Fair value hedge	-	137	-	-	137
Of which: Macro hedge	-	(71)	-	-	(71)
Cash flow hedge	-	(7)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	130	-	-	130
Other sectors
Fair value hedge	-	(44)	(2)	-	(46)
Of which: Macro hedge	-	(6)	-	-	(6)
Cash flow hedge	-	-	-	-	-
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	-	(44)	(2)	-	(46)
Total	(1)	773	(24)	(10)	738
Of which:
Asset Hedging Derivatives	7	2,511	11	-	2,530
Liability Hedging Derivatives	(9)	(1,738)	(34)	(11)	(1,792)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of June 30, 2014 are:

			Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	63	299	780	1,038	2,180
Payable cash outflows	70	251	729	957	2,007

The above cash flows will have an impact on the Group’s consolidated income statements until 2050.

In the six months ended June 30, 2014, the amount recognized in the income statement related to cash flow hedges, previously recognized in equity, was a negative €1 million. This amount was recognized either under the heading “Gains or losses of financial assets and liabilities (net)” or under the heading “Exchange differences (net)”. During 2013, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the first half of 2014 was not material.

16.    Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	June 2014	December 2013
Business sale - Assets (*)	187	92
Other assets from:
Property, plants and equipment	279	302
Buildings for own use	245	270
Operating leases	34	32
Foreclosures and recoveries	3,286	3,099
Foreclosures	3,098	2,914
Recoveries from financial leases	188	185
Accrued amortization (**)	(52)	(49)
Impairment losses	(636)	(565)
Total Non-Current Assets Held-for-Sale	3,064	2,880

(*)

As of June 30, 2014, included the investment in “Corporación IBV Participaciones Empresariales S.A.” and “Occidental Hoteles”. As of December 31, 2013, it included “Corporación IBV Participaciones Empresariales S.A.”

(**)	Net of accumulated amortization until reclassified as “non-current assets held for sale”.

17.     Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2014	December 2013
Associates entities	1,105	1,272
Joint ventures	3,799	3,470
Total	4,904	4,742

17.1        Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates Entities	June 2014	December 2013
Citic International Financial Holdings Ltd (CIFH)	675	631
Metrovacesa	257	315
Occidental Hoteles Management, S.L. (*)	-	98
Tubos Reunidos, S.A. (**)	-	53
Brunara SICAV, S.A.	49	48
Other associates	124	127
Total	1,105	1,272

(*)	In 2014, the stake in Occidental Hoteles Management, S.L. is recorded as “Non-current assets held for sale” (see Note 16).

(**)	In 2014, the stake in Tubos Reunidos, S.A. is recorded as “Available-for-sale financial assets – equity instruments” after the sale of a 6.89% stake (see Note 12).

Appendix II shows the details of the associates as of June 30, 2014.

The following is a summary of the changes in the six months ended June 30, 2014 and year ended December 31, 2013 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year	June 2014	December 2013
Balance at the beginning	1,272	6,469
Acquisitions and capital increases	1	65
Disposals and capital reductions	-	(4)
Transfers and changes in the consolidation method	(157)	(5,453)
Earnings	(6)	425
Exchange differences	3	(71)
Others	(8)	(159)
Balance at the end	1,105	1,272

During the six months ended June 30, 2014, the investment on Occidental Hoteles Management, S.L. was reclassified to “Non-current assets available for sale”. Also, BBVA sold 6.89% of its participation in Tubos Reunidos, S.A., decreasing its participation to 14.47%, which meant a loss of significant influence and triggered therefore the reclassification of this investment to “Financial assets available for sale” in an amount of €47 million. The impact in equity and the consolidated income statement is not material.

The changes in 2013 are mainly a result of the sale and reclassification of the remaining stake in CNCB as of December 31, 2013 to the heading “Available-for-sale financial assets” as it is mentioned in the Note 3.

17.2      Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	June 2014	December 2013
Garanti Group	3,568	3,245
Rest	231	225
Total	3,799	3,470

Details of the joint ventures accounted for using the equity method as of June 30, 2014 are shown in Appendix II.

The following is a summary of the changes for the six months ended June 30, 2014 and the year ended December 31, 2013 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Joint ventures. Changes in the Year	June 2014	December 2013
Balance at the beginning	3,470	4,313
Acquisitions and capital increases	14	70
Disposals	(3)	(11)
Transfers	-	(155)
Earnings	161	269
Exchange differences	69	(818)
Others	88	(198)
Balance at the end	3,799	3,470

17.3      Other information about associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of Garanti Group.

	Millions of Euros
Garanti: Financial Main figures (*)	March 2014	December 2013
Total assets	19,161	18,394
Of which:
Loans and advances to customers	11,598	11,093
Total liabilities	17,056	16,411
Of which:
Customer deposits	9,898	9,501
Net interest margin	147	703
Gross income	244	1,080
Net operating income	102	445
Net income attributes to Garanti Group	76	353

(*)	Financial statements of Garanti Group under IFRS and without consolidation adjustments, and multiplied by the voting rights controlled by the bank. Figures available at the time of closing.

The main adjustments made to the financial statements of Garanti to properly account for it under the equity method are related to the purchase price allocation (PPA). None of these adjustments is material.

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures, excluding Garanti, as of June 30, 2014 and December 31, 2013, respectively.

	Millions of Euros
Associates and Joint ventures	June 2014		December 2013
Financial Main figures (*)	Associates	Joint- ventures	Associates	Joint- ventures
Interest Margin	45	(1)	73	26
Gross income	118	46	305	78
Profit from continuing operations	37	5	82	(23)
Profit from discontinued operations (net)	-	-	-	-
Total	37	5	77	(23)

(*)

Dates of the company’s financial statements updated at the most recent available information. Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

As of June 30 2014 there was no financial support agreement or other contractual commitment to associated entities and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 55.2).

As of June 30, 2014 there was no contingent liability in connection with the investments in joint ventures and associated entities (See note 55.2).

17.4        Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5        Impairment

For the six months ended June 30, 2014, there is no recording due to impairment. As of June 30, 2014, there is no indicator of impairment in joint venture and associate entities.

18.     Insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of life-saving insurance products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are set out by their nature in Note 24.

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 95% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Own tables	Tables of the Comision Nacional De Seguros y Fianzas 2000-individual	1.5 - 3.8%	2.5%
Group insurance (2)	PERM/F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-group	1.6 - 5.1%	5.5%

(1)	Provides coverage in the case of one or more of the following events: death and disability

(2)	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves by type of product as of June 30, 2014 and December 31, 2013 (see Note 24):

	Millions of Euros
Technical Reserves by type of insurance product	June 2014	December 2013
Mathematical reserves	9,138	8,816
Individual life insurance (1)	5,694	5,695
Savings	4,875	4,907
Risk	819	788
Group insurance (2)	3,444	3,121
Savings	3,019	3,000
Risk	425	121
Provision for unpaid claims reported	530	496
Provisions for unexpired risks and other provisions	587	522
Total	10,255	9,834

(1)	Provides coverage in the event of death or disability

(2)	The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees

The table below shows the contribution of each insurance product to the Group’s income (see Note 45) in the six months ended June 30, 2014 and 2013:

	Millions of Euros
Revenues by type of insurance product	June 2014	June 2013
Life insurance	165	261
Individual	114	171
Savings	(2)	21
Risk	116	150
Group insurance	51	90
Savings	5	6
Risk	46	84
Non-Life insurance	256	210
Home insurance	128	74
Other non-life insurance products	128	136
Total	421	471

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of June 30, 2014 and December 31, 2013 the balance is €595 and €619 million, respectively.

19.     Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and Depreciations	June 2014	December 2013
Property, plants and equipment
For own use
Land and Buildings	3,901	3,980
Work in Progress	858	715
Furniture, Fixtures and Vehicles	6,571	6,827
Accrued depreciation	(5,811)	(5,980)
Impairment	(164)	(168)
Subtotal	5,355	5,373
Assets leased out under an operating lease
Assets leased out under an operating lease	703	705
Accrued depreciation	(233)	(233)
Impairment	(5)	(6)
Subtotal	465	468
Subtotal	5,820	5,841
Investment properties
Building rental	2,101	2,445
Rest	69	74
Accrued depreciation	(97)	(102)
Impairment	(608)	(727)
Subtotal	1,465	1,693
Total	7,285	7,534

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of Branches
Branches by Geographical Location	June 2014	December 2013
Spain	3,137	3,230
Mexico	1,802	1,886
South America	1,626	1,590
The United States	673	685
Rest of the world	121	121
Total	7,359	7,512

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of June 30, 2014 and December 31, 2013:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2014	December 2013
Foreign subsidiaries	3,193	3,157
BBVA and Spanish subsidiaries	4,092	4,377
Total	7,285	7,534

As of June 30, 2014 and December 31, 2013 the amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was not significant

20.     Intangible assets

20.1        Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

	Millions of Euros
Breakdown by CGU and Changes of the first half of 2014	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	4,133	77	41	-	(1)	4,250
Mexico	630	-	13	-	-	643
Colombia	227	-	8	-	-	235
Chile	65	-	(3)	-	-	62
Rest	12	-	-	-	-	12
Total	5,069	77	58	-	(1)	5,203

Goodwill. Breakdown by CGU and Changes of the Period	Millions of Euros
Breakdown by CGU and Changes of the first half of 2013	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	4,320	-	38	-	-	4,358
Mexico	663	-	6	-	-	669
Colombia	259	-	(19)	-	-	240
Chile (*)	175	-	(3)	-	(100)	73
Rest	13	-	-	-	-	13
Total	5,430	-	22	-	(100)	5,352

(*)	Due to the sale of AFP Provida (See Note 3).

Impairment Test

As mentioned in Note 2.2.8, CGUs that carry goodwill are assessed periodically, to determine whether they have suffered impairment. This assessment is carried out at least once a year or more often should there be an indication of impairment.

As of June 30, 2014, there had been no impairment in any of the main CGUs of the BBVA Group.

20.2        Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	June 2014	December 2013
Computer software acquisition expenses	1,395	1,480
Other deferred charges	19	20
Other intangible assets	162	199
Impairment	(1)	(9)
Total	1,575	1,690

The amortization amounts registered under this heading for the first half of 2014 and 2013 are detailed in Note 47.

21.      Tax assets and liabilities

21.1         Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2        Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of 30 June, 2014 are 2007 and subsequent year for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

21.3        Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the standard income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

	Millions of Euros
	June 2014		June 2013
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	2,067		3,933
From continuing operations	2,067		2,498
From discontinued operations	-		1,435

Taxation at Spanish corporation tax rate 30%	620		1,179	30.00%

Lower effective tax rate from our foreign entities (*)	(91)		(367)
Mexico	(67)	24.43%	(255)	15.01%
Chile	(26)	9.22%	(37)	17.24%
Venezuela	11	35.27%	(42)	16.65%
Colombia	-	30.06%	(8)	26.32%
Peru	(6)	27.28%	(52)	17.21%
Others	(3)		27
Decrease of tax expense (Amortization of certain goodwill)	-		-
Revenues with lower tax rate (dividends)	(50)		(10)
Equity accounted earnings	(66)		(122)
Other effects	111		(37)
Current income tax	524		643
Of which:
Continuing operations	524		601
Discontinued operations	-		42

(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.
The effective income tax rate for the Group in the six months ended June 30, 2014 and 2013 is as follows:

	Millions of Euros
Effective Tax Rate	June 2014	June 2013
Consolidated Tax Group	(330)	672
Other Spanish Entities	11	(149)
Foreign Entities	2,386	3,410
Total (*)	2,067	3,933
Income tax and other taxes	524	643
Effective Tax Rate	25.35%	16.35%

(*) Includes income before taxes from continuing and discontinued transactions

21.4        Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	June 2014	December 2013
Charges to total equity (*)
Debt securities	(959)	(223)
Equity instruments	(115)	(9)
Subtotal	(1,074)	(232)
Credits to total equity	-	-
Equity instruments	-	-
Debt securities and others	-	-
Subtotal	-	-
Total	(1,074)	(232)

(*) Tax asset credit to total equity due primarily to financial instruments losses.

21.5        Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes deferred tax assets. The balance under the “Tax liabilities” heading includes to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	June 2014	December 2013
Tax assets-
Current	1,750	2,502
Deferred	9,156	9,080
Pensions	1,702	1,703
Impairment losses	1,644	1,517
Tax losses	3,993	3,754
Other assets (investments in subsidiaries)	1,817	2,106
Total	10,906	11,582
Tax Liabilities-
Current	655	993
Deferred	2,283	1,537
Charge for income tax and other taxes	578	612
Other liabilities	1,705	925
Total	2,938	2,530

The BBVA Group has performed an estimation of the balance of tax assets that are considered guaranteed by the Spanish government in accordance with the Royal Decree-Law 14/2013, of November 29, dealing with urgent measures to adapt Spanish Law to the European Union regulation on financial entity supervision and solvency. This totaled performed at the year 2013 closing amounted to €4,373 million (€363 million in 2011, €1,099 million in 2012 and €2,911 million in 2013).

As of June 30, 2014 and December 31, 2013 the aggregate amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €240 and €297 million, respectively.

22.     Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other Assets and Liabilities. Breakdown by Nature	June 2014	December 2013
ASSETS-
Inventories	4,672	4,636
Real estate companies	4,626	4,556
Others	46	79
Transactions in transit	181	223
Accruals	906	643
Unaccrued prepaid expenses	590	452
Other prepayments and accrued income	316	190
Other items	2,333	2,183
Total	8,092	7,684
LIABILITIES-
Transactions in transit	134	58
Accruals	2,279	2,199
Unpaid accrued expenses	1,636	1,592
Other accrued expenses and deferred income	643	608
Other items	2,855	2,204
Total	5,268	4,460

The heading “Inventories” includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from customers in default (mostly in Spain), net of their corresponding losses. The losses registered under the heading “Financial losses on other assets (Net)” of the accompanying consolidated financial statements were €70 and €143 million for the six months ended June 30, 2014 and 2013 respectively (see Note 50).

The roll-forward of our inventories from distressed customers is provided below:

	Millions of Euros
Inventories from distressed customers	June 2014	December 2013
Gross value
Balance at the beginning	9,335	8,706
Acquisitions	263	888
Disposals	(365)	(889)
Others	237	630
Balance at the end	9,470	9,335
Accumulated impairment losses	(5,019)	(4,939)
Carrying amount	4,451	4,396

23.     Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	June 2014	December 2013
Deposits from Central Banks	9	21,097	30,893
Deposits from Credit Institutions	23.1	56,457	52,423
Customer deposits	23.2	310,442	300,490
Debt certificates	23.3	61,506	64,120
Subordinated liabilities	23.4	13,797	10,556
Other financial liabilities	23.5	7,125	5,659
Total		470,424	464,141

23.1        Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	June 2014	December 2013
Reciprocal accounts		288	333
Deposits with agreed maturity		28,832	27,088
Demand deposits		3,501	2,485
Other accounts		72	341
Repurchase agreements	37	23,643	22,007
Subtotal		56,336	52,254
Accrued interest until expiration		121	168
Total		56,457	52,423

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions June 2014	Demand Deposits and reciprocal accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	751	6,919	2,527	10,197
Rest of Europe	887	10,928	17,423	29,239
Mexico	55	2,817	3,599	6,471
The United States	1,544	4,367	-	5,911
South America	531	2,539	5	3,075
Rest of the world	22	1,333	88	1,443
Total	3,789	28,903	23,643	56,336

		Millions of Euros
Deposits from Credit Institutions December 2013	Demand Deposits and reciprocal accounts	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	806	7,781	562	9,149
Rest of Europe	291	9,222	17,313	26,826
Mexico	166	2,071	3,594	5,831
South America	546	2,816	388	3,750
The United States	990	4,726	-	5,716
Rest of the world	19	813	150	982
Total	2,818	27,429	22,007	52,254

23.2        Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	June 2014	December 2013
Government and other government agencies		30,289	25,058
Spanish		7,656	5,913
Foreign		14,106	10,618
Repurchase agreements	37	8,508	8,512
Accrued interests		19	15
Other resident sectors		138,066	136,634
Current accounts		34,817	32,430
Savings accounts		22,459	21,128
Fixed-term deposits		66,743	69,976
Repurchase agreements	37	12,986	11,608
Other accounts		520	950
Accrued interests		541	542
Non-resident sectors		142,087	138,799
Current accounts		52,784	57,502
Savings accounts		35,485	33,245
Fixed-term deposits		43,320	39,781
Repurchase agreements	37	9,996	7,740
Other accounts		182	201
Accrued interests		320	330
Total		310,442	300,490
Of which:
In euros		165,143	160,172
In foreign currency		145,299	140,318
Of which:
Deposits from other creditors without valuation adjustment		309,709	299,660
Accrued interests		733	830

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits June 2014	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	42,028	22,478	67,688	11,399	143,593
Rest of Europe	2,784	293	8,879	11,968	23,924
The United States	15,814	15,676	10,905	239	42,634
South America	19,968	13,435	17,421	576	51,399
Mexico	22,471	8,557	8,319	7,308	46,654
Rest of the world	163	74	1,121	-	1,358
Total	103,228	60,513	114,332	31,490	309,562

	Millions of Euros
Customer Deposits December 2013	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	37,540	21,147	71,710	12,433	142,829
Rest of Europe	2,192	269	7,881	8,902	19,244
Mexico	19,902	8,583	6,670	5,758	40,913
South America	24,257	14,057	17,245	659	56,218
The United States	17,532	12,348	9,141	108	39,128
Rest of the world	305	70	897	-	1,272
Total	101,727	56,473	113,544	27,860	299,604

23.3        Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	June 2014	December 2013
Promissory notes and bills	591	1,318
Bonds and debentures	60,915	62,802
Total	61,506	64,120

The changes in the balances under this heading, together with the “Subordinated Liabilities” for the six months ended June 30, 2014 and 2013 are included in Note 58.2.

23.3.1        Promissory notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	June 2014	December 2013
In euros	487	1,231
In other currencies	104	88
Total	591	1,318

These promissory notes were issued mainly by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal. The issues of promissory notes by BBVA Banco de Financiación, S.A., BBVA Senior Finance, S.A. Unipersonal and BBVA US Senior, S.A. Unipersonal, are guaranteed jointly, severally and irrevocably by the Bank.

23.3.2 Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	June 2014	December 2013
In Euros -	49,388	51,373
Non-convertible bonds and debentures at floating interest rates	1,518	177
Non-convertible bonds and debentures at fixed interest rates	9,881	11,818
Mortgage Covered bonds	30,692	31,715
Hybrid financial instruments	267	318
Securitization bonds made by the Group	5,457	5,830
Other securities	-	-
Accrued interest and others (*)	1,573	1,515
In Foreign Currency -	11,527	11,429
Non-convertible bonds and debentures at floating interest rates	454	1,387
Non-convertible bonds and debentures at fixed interest rates	8,413	7,763
Mortgage Covered bonds	177	185
Hybrid financial instruments	1,948	1,514
Other securities associated to financial activities	-	-
Securitization bonds made by the Group	444	518
Other securities	-	-
Accrued interest and others (*)	91	62
Total	60,915	62,802

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The issues of senior debt by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect in June 2014 and 2013:

	June 2014		June 2013
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.75%	4.66%	3.77%	4.60%
Floating rate	2.93%	3.61%	3.67%	3.49%

23.4        Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	June 2014	December 2013
Subordinated debt		11,513	8,432
Preferred Stock		1,850	1,827
Subtotal		13,363	10,259
Valuation adjustments and other concepts (*)		434	297
Total	23	13,797	10,556

(*) Includes accrued interest payable and valuation adjustment of hedging derivatives

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd. are jointly, severally and irrevocably guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI. The balance variances are mainly due to the following transactions:

Subordinated bonds

In April 2014 there was an issuance of subordinated bonds by BBVA Subordinated Capital, S.A.U. in an amount of €1,500 million and it is guaranteed jointly and irrevocably by BBVA and is listed in the London Stock Exchange.

Contingent convertible securities

During the six months ended June 30, 2014 and 2013 respectively, BBVA issued perpetual securities convertible into ordinary shares of BBVA (Additional Tier I capital instruments), without pre-emption rights, for a total amount of €1.5 billion and $1.5 billion (€1,098 million as of June 30, 2014). Both issuances were targeted only towards qualified foreign investors and in any case would not be made or subscribed in Spain or by Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited. These convertible perpetual securities are convertible into common shares if the trigger event occurs, that is, if BBVA’s Common Equity Tier 1 Capital ratio falls below 5.125%.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2014	December 2013
BBVA International Preferred, S.A.U. (*)	1,684	1,666
Unnim Group (**)	118	109
BBVA Capital Finance, S.A.U. (***)	26	29
Phoenix Loan Holdings, Inc.	15	15
BBVA International, Ltd. (***)	7	8
Total	1,850	1,827

(*)	Listed on the London and New York stock markets.

(**)

Unnim Group: Issues prior to the acquisition by BBVA. As of June 30, 2014, the outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares carried out in October 2012.

(***)

Issues traded on the AIAF market in Spain. As of June 30, 2014, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, excluding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VI.

23.5      Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2014	December 2013
Creditors for other financial liabilities	1,765	1,349
Collection accounts	3,059	2,342
Creditors for other payment obligations (*)	1,830	1,968
Dividend payable but pending payment (Note 4)	471	-
Total	7,125	5,659

(*) Includes dividends payable but pending payment as of December 31, 2012 and 2011.

As of June 30, 2014, the “Interim dividend pending payment” from the table above corresponds to the first interim dividend of 2014, paid July 10, 2014 (see Note 4).

24.     Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	June 2014	December 2013
Mathematical reserves	9,138	8,816
Provision for unpaid claims reported	530	496
Provisions for unexpired risks and other provisions	587	522
Total	10,255	9,834

The cash flows of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,473	1,343	1,233	6,206	10,255

25.     Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	June 2014	December 2013
Provisions for pensions and similar obligations	5,510	5,512
Provisions for taxes and other legal contingencies	194	208
Provisions for contingent risks and commitments	381	346
Other provisions (*)	738	787
Total	6,823	6,853

(*) Provisions or contingencies that, individually, are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.7. together with the changes in impairment losses of other financial instruments.

Ongoing legal proceedings and litigation

Several entities of the Group are party to legal actions in a number of jurisdictions (including, among others, Spain, Mexico and the United States) arising in the ordinary course of business. According to the procedural status of these proceedings and the criteria of the legal counsel, BBVA considers that none of such actions is material, individually or in the aggregate, and none is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. The Group’s Management believes that adequate provisions have been made in respect of such legal proceedings and considers that the possible contingencies that may arise from such on-going lawsuits are not significant enough to require disclosure to the markets.

26.      Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including defined contribution plans, defined benefit plans (see Glossary) and medical benefits.

Employees are covered by defined contribution plans in practically all of the countries in which the Group operates, with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees and with liabilities relating largely inactive employees, the most significant being those in Spain, Mexico and the United States. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members.

The breakdown of the balance sheet net defined benefit liability for six months ended June 30, 2014 and the year 2013 is provided below:

	Millions of Euros
Net Defined Benefit Liability (asset) on the Balance Sheet	June 2014	December 2013
Pension commitments	4,256	4,266
Early retirement commitments	2,650	2,634
Medical benefits commitments	861	811
Total commitments	7,767	7,711
Pension plan assets	1,443	1,436
Medical benefit plan assets	987	938
Total plan assets	2,430	2,374
Total net liability / asset on the balance sheet	5,337	5,337
Of which:
Net asset on the balance sheet (1)	(174)	(175)
Net liability on the balance sheet (2)	5,510	5,512

(1)	Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (See note 22)
(2)	Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (See note 25)

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income for six months ended 2014 and 2013 are as follows:

		Millions of Euros
Consolidated Income Statement Impact	Notes	June 2014	June 2013
Interest and similar expenses (*)	39.2	96	102
Interest expense		177	175
Interest income		(82)	(73)
Personnel expenses		77	86
Defined contribution plan expense	46.1	47	49
Defined benefit plan expense	46.1	30	37
Provisions (net)	48	322	179
Early retirement expense		299	162
Past service cost expense		5	1
Other provision expenses		18	16
Total impact on Income Statement: Debit (Credit)		494	367

(*)	Interest and similar charges includes interest charges/credits.

The amounts relating to post-employment benefits charged to the Balance sheets as of June 30, 2014 and December 31, 2013 are as follows

		Millions of Euros
Equity Impact	Notes	June 2014	December 2013
Defined benefit plans		7	70
Post-employment medical benefits		-	(58)
Total impact on equity: Debit (Credit) (*)	25	7	12

(*) Actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension commitments .

26.1     Defined contribution commitments

Certain Group employees participate in defined contribution plans. These commitments are settled through contributions made by the employer into a separate entity responsible for the eventual payment of benefits. Some of these plans are contributory, allowing employees to make contributions which are then matched by the employer.

Employer contributions are paid and recognized in the consolidated income statement in the corresponding financial year, and no liability is therefore recognized in the accompanying consolidated balance sheet for this purpose (see Note 46.1).

26.2     Defined benefit plans

Defined benefit pension commitments relate mainly to employees who have already retired or taken early retirement from the Group, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter the Group pays the required premiums to fully insure the related liability. The changes in pension commitments as of June 30, 2014 and December 31, 2013 is provided below.

	Millions of Euros
	June 2014			December 2013
Pension Commitments	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	7,327	1,990	5,337	7,817	2,042	5,775
Current service cost	30	-	30	70	-	70
Interest income or expense	174	82	92	342	143	199
Contributions by plan participants	-	-	-	1	1	-
Employer contributions	-	1	(1)	-	256	(256)
Past service costs (1)	304	-	304	342	-	342
Return on plan assets (2)	-	-	-	-	(286)	286
Remeasurements arising from changes in demographic assumptions	-	-	-	3	-	3
Remeasurements arising from changes in financial assumptions	6	-	6	(289)	-	(289)
Other actuarial gain and losses	2	-	2	4	-	4
Benefit payments	(465)	(40)	(425)	(888)	(70)	(817)
Settlement payments	-	2	(2)	(1)	(1)	-
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	15	34	(19)	(121)	(93)	(29)
Other effects	12	-	12	48	-	48
Balance at the end	7,403	2,067	5,337	7,327	1,990	5,337
Of which
Spain	5,391	-	5,391	5,393	-	5,393
Mexico	1,382	1,558	(176)	1,313	1,490	(177)
The United States	281	246	35	276	244	32

(1) Including gains and losses arising from settlements. (2) Excluding interest, which is recorded under “Interest income or expense”.

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet as of June 30, 2014 includes €249 million relating to post-employment benefit commitments of former members of the Board of Directors and the Bank’s Management Committee.

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States. The remaining commitments are located mostly in Portugal and South America. We include a detailed breakdown for Spain, México and the United States which, in aggregate, account for more than 95% of the total commitments. Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method. The main hypotheses used in this calculation have not changed from December 31, 2013 to those used in June 30, 2014.

In addition to the commitments to employees shown above, the Group has other less material commitments. These include long-service awards which basically consist on a certain amount or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of June 30, 2014 and December 31, 2013 the actuarial liabilities for the outstanding awards amounted to €49 and €47 million, respectively. These commitments are recorded under the heading “Other provisions” of the accompanying consolidated balance sheet (see Note 25).

Pension commitments

The majority of the defined benefit plans are fully funded, with plan assets held in funds legally separate from the Group sponsoring entity.

The plan assets related to these commitments are shown in the table below. These assets will be used directly to settle the vested obligations and meet the following conditions: they are not part of the Group sponsoring entity´s assets, they are available only to pay post-employment benefits, and they cannot be returned to the Group sponsoring entity.

The risks associated with these commitments are those which give rise to a deficit in the defined benefit plan. A deficit could arise from factors such as a decrease in the market value of equities, an increase in long-term interest rates leading to a decrease in the value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The change in defined benefit plan obligations and plan assets during the six months ended June 30, 2014 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
June 2014	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,393	514	276	-	552	244	5,393	(38)	32
Current service cost	11	4	2	-	-	-	11	4	2
Interest income or expense	88	24	6	-	25	5	88	(1)	1
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-	-	-	-
Past service costs (1)	304	-	-	-	-	-	304	-	-
Return on plan assets (2)	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-	-	-	-
Benefit payments	(419)	(19)	(7)	-	(19)	(4)	(419)	-	(3)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	-	11	3	-	12	2	-	(1)	-
Other effects	15	(1)	-	-	-	(1)	15	(1)	1
Balance at the end	5,391	533	281	-	570	246	5,391	(38)	35
Of which
Vested benefit obligation relating to current employees	215						215
Vested benefit obligation relating to retired employees	5,176						5,176

(1) Including gains and losses arising from settlements.
(2) Excluding interest, which is recorded under “Interest income or expense”.

The change in net defined benefit plan liabilities (assets) during the first half of 2013 was as follows:

				Millions of Euros
	Defined Benefit Obligation			Plan Assets			Net Liability (asset)
December 2013	Spain	Mexico	USA	Spain	Mexico	USA	Spain	Mexico	USA
Balance at the beginning	5,620	573	313	-	606	293	5,620	(33)	20
Current service cost	13	5	3	-	-	-	13	5	3
Interest income or expense	91	23	6	-	25	6	91	(2)	-
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-	-	-	-
Past service costs (1)	164	-	-	-	-	-	164	-	-
Return on plan assets (2)	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	(3)	-	1	-	-	-	(3)	-	1
Other actuarial gain and losses	-	-	-	-	-	-	-	-	-
Benefit payments	-	-	-	-	-	-	-	-	-
Settlement payments	(409)	(19)	(5)	-	(19)	(3)	(409)	-	(2)
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(2)	5	1	-	5		(2)	-	1
Other effects	(15)	(2)	1	-	(2)		(15)	-	1
Balance at the end	5,459	585	321	-	616	296	5,459	(31)	24
Of which
Vested benefit obligation relating to current employees	5,240						5,240
Vested benefit obligation relating to retired employees	219						219

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

Current pensions of BBVA employees are paid by the insurance companies with whom BBVA insures the benefits and to whom all premiums have been paid. These premiums are determined by the insurance companies using cash flow matching techniques, which ensure that payment of benefits will be made when required, guaranteeing both the actuarial and interest rate risks. These insurance policies meet the requirements of the accounting standard regarding the non-recoverability of contributions.

However, a significant part of the insurance contracts are held with BBVA Seguros, S.A., a related party consolidated within the BBVA Group financial statements. Consequently these policies cannot be considered plan assets under IAS 19, and therefore, the obligations associated with these policies has been recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheet (see Note 25), different financial assets that the insurance company has, are registered depending on the classification of their corresponding financial instruments.

On the other hand, some pension commitments have been funded through insurance contracts held with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the value of the qualifying insurance policies. As of June 30, 2014 and December 31, 2013, the valuation of the aforementioned insurance contracts (€364 and €385 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

In relation to the early retirement commitments, in the six months ended June 30, 2014, Group entities in Spain offered certain employees the option to take early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 744 employees (399 during the six months ended 30, June 2013).

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan.

In The United States there are mainly two defined benefit plans. The bigger one closed to new employees, who instead of participating in a defined benefit plan participate in a defined contribution plan. External funds/trusts have been constituted locally to fund the plans

Medical benefit commitments

In Mexico there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by medical insurance policy. An external trust has been constituted locally to fund the plan, the trust is managed in accordance with local legislation. The breakdown of medical benefit commitments as of June 30, 2014 and 2013 is as follows:

	Millions of Euros
	June 2014			June 2013
Medical Benefits Commitments	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	799	938	(140)	970	895	75
Current service cost	11	-	11	16	-	16
Interest income or expense	37	44	(7)	41	38	3
Contributions by plan participants	-	-	-	-	-	-
Employer contributions	-	-	-	-	-	-
Past service costs (1)	-	-	-	-	-	-
Return on plan assets (2)	-	-	-	-	-	-
Remeasurements arising from changes in demographic assumptions	-	-	-	-	-	-
Remeasurements arising from changes in financial assumptions	-	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-	-
Benefit payments	(16)	(16)	-	(14)	(14)	-
Settlement payments	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-
Effect on changes in foreign exchange rates	17	20	(3)	8	8	-
Other effects	-	1	(1)	(2)	(2)	-
Balance at the end	849	987	(138)	1,017	925	92

(1) Including gains and losses arising from settlements. (2) Excluding interest, which is recorded under “Interest income or expense”.
The valuation of these benefits and their accounting treatment in the accompanying consolidated financial statements follow the same methodology as that employed in the valuation of pension commitments.

Plan assets

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans’ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

As of June 30, 2014 and December 31, 2013 the plan assets covering these commitments were almost entirely comprised of fixed-income securities. The table below shows their allocation as of June 30, 2014 and December 31, 2013:

	Millions of Euros
Plan Assets Breakdown	2014	2013
Cash or cash equivalents	37	35
Other debt securities (Government bonds)	1,655	1,591
Asset-backed securities	105	101
Insurance contracts	364	385
Total	2,161	2,113
Of which:
Debt securities issued by BBVA	15	15

All of the debt securities in the table above have quoted market prices in active markets.

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico and the United States are as follows:

	Millions of Euros
Estimated Benefit Payments	2014	2015	2016	2017	2018	2019-2023
Commitments in Spain	391	713	645	572	491	1,496
Commitments in Mexico	34	69	75	81	87	511
Commitments in The United States	5	11	12	12	13	78
Total	430	794	732	665	591	2,084

27.      Common stock

As of June 30, 2014, BBVA’s share capital amounted to €2,884,712,668 divided into 5,887,168,710 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of June 30, 2014, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., and BBVA Banco Frances, S.A. were listed on their respective local stock markets. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange and on the New York Stock Exchange.

As of June 30, 2014, State Street Bank and Trust Co., Chase Nominees Ltd., The Bank of New York Mellon, SA NV, and Société Générale in their capacity as international custodian/depositary banks, held 11.67%, 6.86%, 4.54%, and 3.33% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 4, 2010, the Blackrock, Inc. reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2012	5,448,849,545	2,670
Dividend option - April 2013	83,393,714	41
Convertible bonds conversion - July 2013	192,083,232	94
Dividend option - October 2013	61,627,952	30
As of December 31, 2013	5,785,954,443	2,835
Dividend option - April 2014	101,214,267	50
As of June 30, 2014	5,887,168,710	2,885

First half of 2014

“Dividend Option” Program:

The AGM held on March 14, 2014 under Point Four of the Agenda, resolved to perform four common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option”. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made (see Note 4).

On March 26, 2014, the Executive Committee approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €49,594,990.83 through the issue and circulation of 101,214,267shares with a €0.49 par value each.

2013

“Dividend Option” Program:

The AGM held on March 15, 2013 under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to implement the “Dividend Option” program. This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made (see Note 4).

On April 3, 2013, the Executive Committee approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €40,862,919.86 through the issue and circulation of 83,393,714 shares with a €0.49 par value each. Likewise, on September 25, 2013, the Executive Committee approved the execution of the second of the capital increases charged to reserves agreed by the aforementioned AGM on March 15, 2013. As a result of this increase, the Bank’s common stock increased by €30,197,696.48 through the issue and circulation of 61,627,952 shares with a €0.49 par value each.

Convertible Bonds-December 2011:

On June 30, 2013, the maturity date of the issue, there was a mandatory conversion of the outstanding Convertible Bonds as of that date. An increase in the Bank’s common stock was carried out to satisfy the shares to be issued upon conversion by the issue and distribution of 192,083,232 ordinary shares at a par value of €0.49 each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640 (see Note 28).

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

Common stock increases:

The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

Convertible and/or exchangeable securities:

At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

Other securities:

The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

28.     Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in the six months ended June 30, 2013 (see Note 27), as set out below:

Millions of Euros
Capital Increase	Share premium
As of December 31, 2012	20,968
Convertible bonds conversion - July 2013	1,143
As of December 31, 2013	22,111
As of June 30, 2014	22,111

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.     Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	June 2014	December 2013
Legal reserve	29.1	567	534
Restricted reserve for retired capital	29.2	273	296
Reserves for balance revaluations		24	26
Voluntary reserves		7,104	6,528
Total reserves holding company (*)		7,968	7,384
Consolidation reserves attributed to the Bank and dependents consolidated companies.		13,305	12,524
Total Reserves		21,273	19,908

(*) Total reserves of BBVA, S.A. (See Appendix VIII).

29.1        Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital; limit that will be reached by the bank once the proposal of allocation of 2013 earnings is approved.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

29.2        Restricted reserves

As of June 30, 2014 and December 31, 2013, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2014	December 2013
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	183	206
Restricted reserve for redenomination of capital in euros	2	2
Total	273	296

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

29.3        Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	June 2014	December 2013
Accumulated reserves (losses)
Holding Company (*)	10,483	12,112
BBVA Bancomer Group	7,865	6,275
BBVA Seguros, S.A.	1,857	1,561
BBVA Banco Provincial Group	1,600	1,231
BBVA Chile Group	1,045	959
Corporacion General Financiera, S.A.	733	605
Anida Grupo Inmobiliario, S.L.	339	381
BBVA Continental Group	437	335
BBVA Colombia Group	492	315
BBVA Suiza, S.A.	(17)	313
BBVA Luxinvest, S.A.	467	263
BBVA Banco Francés Group	440	242
Bilbao Vizcaya Holding, S.A.	70	63
Cidessa Uno S.L	(62)	(64)
Banco Industrial De Bilbao, S.A.	43	(4)
BBVA Ireland Public Limited Company	(45)	(41)
Compañía de Cartera e Inversiones, S.A.	(16)	(28)
Compañía Chilena de Inversiones, S.L.	157	(121)
Participaciones Arenal, S.L.	(180)	(180)
BBVA Propiedad S.A.	(342)	(267)
BBVA Portugal	(514)	(357)
Anida Operaciones Singulares, S.L.	(1,536)	(1,224)
BBVA USA Bancshares Group	(981)	(1,305)
Real Estate Unnim + Unnim Banc (**)	(1,653)	(1,675)
Other	(52)	69
Subtotal	20,629	19,458
Reserves (losses) of entities accounted for using the equity method:
Garanti Turkiye Bankasi Group	609	379
Citic Group (see Note 3)	199	124
Tubos Reunidos, S.A.	-	53
Occidental Hoteles Management, S.L. (**)	(94)	(93)
Other	(70)	(13)
Subtotal	644	450
Total Reserves	21,273	19,908

(*)	Corresponds to the reserve of the Bank after adjustments made through the consolidation process.
(**)	Reclassified during the first six months of 2014 to “Non-current assets available for sale” (Note 16).

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

30.     Treasury stock

In the year six months ended June 30, 2014 and 2013 the Group entities performed the following transactions with shares issued by the Bank:

	June 2014		June 2013
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	6,876,770	66	15,462,936	111
+ Purchases	167,420,778	1,501	340,094,395	2,461
- Sales and other changes	(170,575,069)	(1,524)	(322,897,218)	(2,342)
+/- Derivatives on BBVA shares	-	-	-	-
+/- Other changes	-	-	-	(1)
Balance at the end	3,722,479	43	32,660,113	229
Of which:
Held by BBVA, S.A.	2,387,072	31	6,848,689	54
Held by Corporación General Financiera, S.A.	1,307,467	12	25,778,811	175
Held by other subsidiaries	27,940	-	32,613	-
Average purchase price in Euros	8.97		7.24	-
Average selling price in Euros	9.04		7.34	-
Net gain or losses on transactions (Stockholders’ funds-Reserves)		13	-	20

The percentages of treasury stock held by the Group in the six months ended June 30, 2014 and 2013 are as follows:

	June 2014		June 2013
Treasury Stock	Min	Max	Min	Max

% treasury stock	0.000%	0.286%	0.134%	0.718%

The number of BBVA shares accepted by the Group in pledge of loans as of June 30, 2014 and December 31, 2013 is as follows:

Shares of BBVA Accepted in Pledge	June 2014	December 2013

Number of shares in pledge	101,259,643	111,627,466
Nominal value	0.49	0.49
% of share capital	1.72%	1.93%

The number of BBVA shares owned by third parties but under management of a company within the Group as of June 30, 2014 and December 31, 2013 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2014	December 2013
Number of shares owned by third parties	100,938,445	101,184,985
Nominal value	0.49	0.49
% of share capital	1.71%	1.75%

31.     Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	June 2014	December 2013

Available-for-sale financial assets	12.4	2,826	851
Cash flow hedging		4	8
Hedging of net investments in foreign transactions		(162)	(100)
Exchange differences		(3,399)	(3,023)
Non-current assets held for sale		—	3
Entities accounted for using the equity method		(968)	(1,130)
Other valuation adjustments (Remeasurements)		(447)	(440)
Total		(2,146)	(3,831)

The balances recognized under these headings are presented net of tax.

Changes in the first half of 2014 in the table above are due mainly to positive market growth focused within “Non-current assets held for sale”.

Within exchange differences, the exchange rate used for the Venezuelan currency in the first semester of 2014 is the SICAR I rate, while the 2013 exchange rate was the official rate.

32.     Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	June 2014	December 2013

BBVA Colombia Group	57	54
BBVA Chile Group	314	307
BBVA Banco Continental Group	693	691
BBVA Banco Provincial Group	725	1,041
BBVA Banco Francés Group	179	188
Other companies	80	90
Total	2,048	2,371

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	June 2014	June 2013

BBVA Colombia Group	5	6
BBVA Chile Group	30	68
BBVA Banco Continental Group	88	173
BBVA Banco Provincial Group	59	111
BBVA Banco Francés Group	28	28
Other companies	5	22
Total	215	408

Dividends distributed to non-controlling interests of the Group during the six months ended June 30, 2014 are: BBVA Banco Provincial €92 million, BBVA Banco Continental €90 million, and BBVA Chile €16 million. BBVA Colombia €5 million and other Spanish entities accounted for €14 million.

33.     Capital base and capital management

Capital base

Up to December 31, 2013, Bank of Spain Circular 3/2008 of May 22 on determination and control of minimum capital base, regulated capital requirements for Spanish financial institutions, both individual and consolidated entities.

On June 27, 2013 the European Union Official Bulletin published a new regulation on capital requirements (CRDIV) that came into effect on January 1, 2014 and made up of:

—

Directive 2013/36/UE, of June 26 of the European Parliament on access to credit institution and investment firm activities and on prudential supervision credit institutions and investment firms. This regulation modifies Directive 2002/87/CE and revokes directives 2006/48/CE and 2006/49/CE; and

—	Regulation (UE) Nº UE 575/2013 of June 26 of the European Parliament on prudential requirements on credit institutions and investment firms. This regulation modifies regulation (UE) Nº 648/2012

These directives require the adoption by a national law while the regulation is effective directly.

In Spain, Royal Decree Law 14/2013 of November 29, on urgent measures to adapt Spanish Law to the European Union regulation on supervision and solvency of financial institutions, partially adapted the European regulation (Directive 2013/36/UE) to Spanish Law and allowed Bank of Spain, through its fifth clause, to exercise the use of options available to domestic regulating authorities in regulation UE 575/2013.

This regulation came into effect on January 1, 2014. From this date on, any clauses from the previous regulation (Circular 3/2008 of Bank of Spain) that oppose the new European regulation were revoked. Additionally, on February 5, 2014, Bank of Spain Circular 2/2014 of January 31 was published so that, in accordance with Regulation Nº 575/2013 that grants domestic authorities certain capacities, Bank of Spain could make use of some of the permanent regulatory options of said regulation.

Also, Law 10/2014, of June 26, of organization, supervision and solvency of credit institutions, has continued with the adaptation of CRD-IV to the legal Spanish regulatory framework.

All of the above represents the current regulation on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal Corporate Governance obligations.

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of June 30, 2014 and December 31, 2013 is shown below (please note that the information for the latter period has been adapted to the new presentation format for comparison purposes):

	Millions of euros
Capital Base	June 2014 (*)	December 2013

Common Equity Tier 1 Capital	38,978	35,825
Common Stock	2,885	2,835
Parent company reserves	39,773	41,371
Reserves in consolidated companies	(910)	(3,380)
Non-controlling interests	1,809	2,069
Deductions (Goodwill and others)	(5,326)	(8,534)
Attributed net income (less dividends)	748	1,464
Aditional Tier 1 Capital	-	2,871
Capital instruments elegible as AT1 Capital	4,067	2,871
Deductions and others	(4,067)	-
Tier 1 Capital	38,978	38,696
Tier 2 Capital	10,421	4,549
Other deductions	-	(1,573)
Own Funds	49,399	41,672

Minimum equity required	26,927	25,871

(*) Provisional data.

The comparison of June 30, 2014 and December 31, 2013 figures is affected by the difference in criteria applied at each date.

The changes in the first month of 2014 in the above table are a result of the accumulated earnings until June (net of dividends), and the new issue of contingent convertibles (See Note 23.4). This increase is partially offset by new deductions that came into effect on January 1, 2014, lower impact of certain elements (minority interests) and negative Exchange rate differences in the period.

The increase in Tier 2 Capital is due to a new issue of subordinated bonds in April 2014 (See Note 23.4) and the difference in criteria applied at each date.

The increase in the minimum equity required is mainly due to the application of different criteria; and the increase in activity in subsidiaries outside of Europe, partially offset by Exchange rate differences in these countries.

As of June 30, 2014 the BBVA Group also complied with the recommendations made by the EBA about minimum capital levels calculated based on June 2012 requirements, keeping an excess of €2,827 million over the required limit.

Capital management

Capital management in the BBVA Group has a twofold aim:

—	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

—

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

34.     Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of euros
Contingent Risks and Commitments	June 2014	December 2013

Contingent Risks
Collateral, bank guarantees and indemnities	26,413	28,082
Rediscounts, endorsements and acceptances	32	39
Letter of credit and others	5,712	5,422
Total Contingent Risks	32,157	33,543
Contingent Liabilities
Balances drawable by third parties:	85,703	87,542
Credit institutions	1,037	1,583
Government and other government agencies	1,511	4,354
Other resident sectors	20,755	20,713
Non-resident sector	62,400	60,892
Other contingent liabilities	12,549	6,628
Total Contingent liabilities	98,252	94,170

Total contingent risks and contingent liabilities	130,409	127,713

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In six months ended June 30, 2014 and year 2013 no issuance of debt securities carried out by associate entities of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

35.     Assets assigned to other own and third-party obligations

As of June 30, 2014 and December 31, 2013 in addition to the information disclosed in Notes 13 and 26, there were certain material assets of consolidated entities that guaranteed their own obligations amounting to €72,181 million, €86,058 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks (see Note 23.3).

As of June 30, 2014 and December 31, 2013 there were no other BBVA Group material assets linked to any third-party obligations.

36.     Other contingent assets and liabilities

As of June 30 2014 and December 31, 2013, there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the financial statements.

37.     Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of June 30, 2014 and December 31, 2013 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2014	December 2013

Financial instruments sold with repurchase commitments		57,858	55,502
Central Banks	9	2,725	5,636
Credit Institutions	23.1	23,643	22,007
Government and other government agencies	23.2	8,508	8,512
Other resident sectors	23.2	12,986	11,608
Non-resident sectors	23.2	9,996	7,740

Financial instruments purchased with resale commitments		18,189	11,397
Central Banks	9	494	120
Credit Institutions	13.1	10,227	6,828
Government and other government agencies	13.2	754	-
Other resident sectors	13.2	6,261	4,039
Non-resident sectors	13.2	453	410

A breakdown of the maturity of other payment obligations, not registered in previous notes, due later than June 30, 2014 is provided below:

	Millions of Euros
Maturity of Future Payment Obligations	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	264	270	270	2,463	3,267
Purchase commitments	31	-	-	-	31
Technology and systems projects	14	-	-	-	14
Other projects	17	-	-	-	17
Total	295	270	270	2,463	3,298

38.     Transactions on behalf of third parties

As of June 30, 2014 and December 31, 2013 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2014	December 2013

Financial instruments entrusted by third parties	584,015	560,640
Conditional bills and other securities received for collection	3,827	3,505
Securities received in credit	4,361	3,844

As of June 30, 2014 and December 31, 2013 the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	June 2014	December 2013

Commercialized by the Group
Investment companies and mutual funds	48,192	43,600
Pension funds	22,646	21,074
Customer portfolios managed on a discretionary basis	34,099	31,073
Of which:
Portfolios managed on a discretionary	15,647	7,038
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	125	127
Pension funds	82	30
Saving insurance contracts	-	-
Total	105,144	95,904

39.     Interest income and expense and similar items

39.1        Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	June 2014	June 2013

Central Banks	110	142
Loans and advances to credit institutions	126	174
Loans and advances to customers	8,397	9,104
Government and other government agency	358	419
Resident sector	1,940	2,501
Non resident sector	6,099	6,184
Debt securities	1,693	1,758
Held for trading	609	484
Available-for-sale financial assets and held-to-maturity investments (*)	1,084	1,274
Rectification of income as a result of hedging transactions	(121)	(149)
Insurance activity	564	550
Other income	233	252
Total	11,000	11,831

(*)	Held for sale portfolio was reclassified entirely to “Available for sale financial assets” in the second quarter of 2013.

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses”.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2014	June 2013

Cash flow hedging	25	24
Fair value hedging	(146)	(173)
Total	(121)	(149)

39.2        Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	June 2014	June 2013

Bank of Spain and other central banks	32	99
Deposits from credit institutions	526	609
Customers deposits	2,133	2,489
Debt certificates	1,088	1,443
Subordinated liabilities	234	275
Rectification of expenses as a result of hedging transactions	(453)	(632)
Cost attributable to pension funds (Note 26)	96	102
Insurance activity	418	404
Other charges	200	143
Total	4,276	4,932

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2014	June 2013

Cash flow hedging	3	(4)
Fair value hedging	(456)	(628)
Total	(453)	(632)

39.3        Average return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2014 and 2013 is as follows:

	Millions of Euros
	June 2014			June 2013
Asset	Average Balances	Interest and Similar Income	Average Interest Rates (%)	Average Balances	Interest and Similar Income	Average Interest Rates (%)
Cash and balances with central banks	25,996	110	0.85	27,545	142	1.04
Securities portfolio and derivatives	168,490	2,179	2.61	169,602	2,191	2.61
Loans and advances to credit institutions	22,843	152	1.34	26,194	201	1.55
Loans and advances to customers	322,588	8,495	5.31	340,705	9,232	5.46
Euros	189,074	2,507	2.67	210,125	3,186	3.06
Foreign currency	133,514	5,988	9.04	130,580	6,046	9.34
Other finance income	-	-	-	-	-	-
Other assets	44,124	64	0.29	46,213	65	0.28
Totals	584,042	11,000	3.80	610,259	11,831	3.91

The average borrowing cost in the six months ended June 30, 2014 and 2013 is as follows:

	Millions of Euros

	June 2014			June 2013
Liabilities	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)	Average Balances	Interest and Similar Expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	80,329	679	1.70	89,977	817	1.83
Customer deposits	298,443	2,190	1.48	286,906	2,311	1.62
Euros	159,072	960	1.22	150,832	996	1.33
Foreign currency	139,370	1,230	1.78	136,074	1,315	1.95
Debt certificates and subordinated liabilities	81,070	947	2.36	100,907	1,385	2.77
Other finance expenses	-	-	-	-	-	-
Other liabilities	79,086	459	1.17	86,041	419	0.98
Equity	45,113	-	-	46,428	-	-
Totals	584,042	4,276	1.48	610,259	4,932	1.63

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros

	June 2014 / 2013			June 2013 / 2012
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	(8)	(24)	(32)	28	3	31
Securities portfolio and derivatives	(14)	3	(12)	140	(64)	76
Loans and advances to credit institutions	(26)	(24)	(49)	15	(44)	(29)
Loans and advances to customers
In Euros	(319)	(360)	(679)	(70)	(432)	(502)
In other currencies	136	(193)	(58)	111	100	211
Other assets	-	2	2	10	(34)	(24)
Interest and similar incomes			(831)			(238)
Deposits from central banks and credit institutions	(88)	(50)	(138)	(48)	(161)	(209)
Customer deposits
In Euros	54	(90)	(36)	22	55	76
In other currencies	32	(117)	(85)	137	92	46
Debt certificates and subordinated liabilities	(272)	(166)	(438)	(14)	20	6
Other liabilities	(33)	74	41	23	(18)	5
Interest and similar expenses			(656)			(76)
Net Interest Income			(175)			(162)

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.     Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2014	June 2013

Dividends from:
Financial assets held for trading	88	21
Available-for-sale financial assets	282	44
Total	370	65

The increase between the first six months of 2014 and 2013 is mainly due to two factors:

—	The resumption of Telefonica dividends in the first semester,

—	The reclassification of CNCB in October 2013 to “Financial assets held for sale”, which means that dividend payments are accounted for as equity instruments.

41.     Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2014	June 2013

CITIC Group (*)	37	228
Garanti Group	155	190
Metrovacesa, S.A.	(60)	(35)
Rest	22	24
Total	155	407

(*)

As of June 30, 2013 this investment included profit and loss of CIFH and CNCB. As of June 30, 2014 this investment only includes the results of CIFH, due to the sale and reclassification of the CNCB investment during the second half of 2013 (see Note 3).

42.     Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2014	June 2013
Commitment fees	94	93
Contingent risks	148	156
Letters of credit	22	23
Bank and other guarantees	126	133
Arising from exchange of foreign currencies and banknotes	8	11
Collection and payment services income	1,427	1,494
Bills receivables	31	32
Current accounts	166	179
Credit and debit cards	921	937
Checks	101	122
Transfers and others payment orders	155	163
Rest	53	61
Securities services income	581	576
Securities underwriting	41	46
Securities dealing	100	103
Custody securities	151	166
Investment and pension funds	226	200
Rest assets management	63	61
Counseling on and management of one-off transactions	7	7
Financial and similar counseling services	36	19
Factoring transactions	18	19
Non-banking financial products sales	54	60
Other fees and commissions	244	257
Total	2,617	2,692

43.     Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	June 2014	June 2013
Brokerage fees on lending and deposit transactions	-	-
Fees and commissions assigned to third parties	470	440
Credit and debit cards	398	370
Transfers and others payment orders	31	24
Securities dealing	2	3
Rest	39	43
Other fees and commissions	155	171
Total	625	611

44.     Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	June 2014	June 2013
Financial assets held for trading	496	98
Other financial assets designated at fair value through profit or loss	(14)	32
Other financial instruments not designated at fair value through profit or loss	496	664
Available-for-sale financial assets	700	533
Loans and receivables	8	118
Rest	(211)	13
Total	978	794

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	June 2014	June 2013
Debt instruments	1,172	625
Equity instruments	474	40
Loans and advances to customers	9	29
Derivatives	(525)	91
Customer deposits	(3)	17
Rest	(149)	(8)
Total	978	794

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	June 2014	June 2013

Trading derivatives
Interest rate agreements	(177)	196
Security agreements	(394)	(25)
Commodity agreements	(1)	1
Credit derivative agreements	19	(80)
Foreign-exchange agreements	110	(27)
Other agreements	1	(6)
Subtotal	(442)	59
Hedging Derivatives Ineffectiveness
Fair value hedging	(67)	(67)
Hedging derivative	(206)	(612)
Hedged item	139	545
Cash flow hedging	(16)	99
Subtotal	(83)	32
Total	(525)	91

In addition, in the six months ended 2014 and 2013, under the heading “Exchange differences (net)” of the income statement, net amounts of negative €90 million and positive €137 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

45.     Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	June 2014	June 2013
Income on insurance and reinsurance contracts	1,807	1,948
Financial income from non-financial services	275	397
Of Which: Real estate companies	185	192
Rest of other operating income	160	209
Of Which: from rented buildings	32	33
Total	2,242	2,554

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	June 2014	June 2013
Expenses on insurance and reinsurance contracts	1,386	1,477
Change in inventories	218	222
Of Which: Real estate companies	188	181
Rest of other operating expenses	948	1,012
Of Which: Contributions to guaranteed banks deposits funds	346	331
Total	2,552	2,711

46.     Administration costs

46.1     Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of euros
Personnel Expenses	Notes	June 2014	June 2013
Wages and salaries		1,990	2,120
Social security costs		342	355
Transfers to internal pension provisions	26.2	30	37
Contributions to external pension funds	26.1	47	49
Other personnel expenses		229	247
Total		2,638	2,808

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2014 and 2013, by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2014	June 2013
Spanish banks
Executive managers	1,100	1,126
Other line personnel	21,711	22,620
Clerical staff	3,972	4,607
Branches abroad	767	811
Subtotal	27,550	29,164
Companies abroad
Mexico	28,704	28,208
United States	10,375	10,754
Venezuela	5,227	5,297
Argentina	5,327	5,217
Colombia	5,419	4,848
Peru	5,263	5,123
Other	4,795	5,064
Subtotal	65,110	64,511
Pension fund managers	271	3,064
Other non-banking companies	16,494	16,716
Total	109,425	113,455

The breakdown of the number of employees in the BBVA Group as of June 30, 2014 and 2013 by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	June 2014		June 2013
	Male	Female	Male	Female
Executive managers	1,658	364	1,701	373
Other line personnel	24,392	21,870	25,117	22,551
Clerical staff	25,848	35,318	26,623	36,421
Total	51,898	57,552	53,441	59,345

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2014 and 2013 is as follows:

Average Number of Employees Breakdown by Gender	June 2014		June 2013
	Male	Female	Male	Female
Average Number of Employees BBVA Group	51,898	57,527	53,760	59,694
Of which:
BBVA, S.A.	15,085	12,446	15,395	11,971

46.1.1     Share-based employee remuneration

The amounts recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the six months ended June 30, 2014 and 2013 corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €30 and €31 million, respectively. These amounts have been recognized with a balancing entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

System of Variable Remuneration in Shares

The BBVA General Meeting, held on March 11, 2011, approved a system of variable remuneration in shares for the BBVA Management Team, including the executive directors and members of the Management Committee (the “System of Variable Remuneration in Shares for the Management Team” or the “System”), whose conditions for 2014 were approved by the BBVA General Meeting, held on March 14, 2014.

This system is based on a specific incentive for members of the Management Team (made up of approximately 2,200 recipients) (the “Incentive”) comprising the annual allocation to each beneficiary of a number of units that provide the basis for determining the number of shares to which, where applicable, they will be entitled when the Incentive is settled. These depend on the level of delivery against indicators established each year by the General Meeting, taking into account the performance of Total Shareholder Return (TSR); the Group Economic Profit without one-offs; and the Group Attributable Profit without one-offs.

This incentive, plus the ordinary variable remuneration in cash to which each manager is entitled, comprises their annual variable remuneration (the “Annual Variable Remuneration”).

After each financial year-end, the number of units allocated is divided into three parts indexed to each one of the indicators as a function of the weightings established at any time and each one of these parts is multiplied by a coefficient of between 0 and 2 as a function of the scale defined for each indicator every year.

The shares resulting from this calculation are subject to the following withholding criteria:

—	40% of the shares received will be freely transferrable by the beneficiaries from the time of their vesting;

—	30% of the shares received will become transferrable after one year has elapsed from the incentive settlement date; and

—	The remaining 30% will become transferrable after two years have elapsed from the incentive settlement date.

Apart from this, the Bank also has a specific system for settlement and payment of the variable remuneration applicable to employees and managers, including the executive directors and members of the Management Committee, performing professional activities that may have a significant impact on the risk profile of the entity or perform control duties (hereinafter, the “Identified staff”).

The specific rules for settlement and payment of the Annual Variable Remuneration of executive directors and members of the Management Committee are described in Note 56, while the rules listed below are applicable to the rest of the Identified staff:

—	At least 50% of the total Annual Variable Remuneration of the members of the management team in the Identified staff will be paid in BBVA shares.

—	Those in the Identified staff who are not members of the management team will receive 50% of their ordinary variable remuneration in BBVA shares.

—	The payment of 40% of their variable remuneration, both in cash and in shares, will be deferred in time. The deferred amount will be paid one third a year over the following three years.

—

All the shares delivered to these beneficiaries pursuant to the rules explained in the previous paragraph will be unavailable during one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the part needed to pay the tax accruing on the shares received. A prohibition has also been established against hedging with unavailable vested shares and shares pending reception.

—

Moreover, circumstances have been defined in which the payment of the deferred Annual Variable Remuneration payable may be capped or impeded (malus clauses), and the adjustment to update these deferred parts has also been determined.

—

Finally, the variable component of the remuneration corresponding to the Identified Staff is limited to a maximum amount of the 100% of the of the fix component of the total remuneration, unless The General Meeting approved to increase this limit that, in any case, cannot exceed the 200% of the fix component of the total remuneration.

For this purpose, the BBVA General Meeting held on March 14, 2014 approved, in accordance with the current laws applicable, that the variable component of the remuneration, corresponding to a year, of the executive directors and managers and employees with significant impact on the risk profile of the entity or perform control duties, can reach the 200% of the fix component of the total remuneration, all according to the Report of Recommendations issued by the Board of Directors of BBVA dated January 30, 2014.

When the term of the Incentive ended on December 31, 2013, the multiplier applicable to the units allocated to each beneficiary was 0.4675. This resulted in a total number of 3,145,763 shares for the Management Team as a whole, subject to the settlement and payment system described above.

Likewise, during the six months ended June 30, 2014 the shares corresponding to the deferred part of the variable remuneration system and its updates have been granted to the beneficiary members of the Identified Staff, as well as the shares corresponding to the long term incentive programs in the United States.

2010-2011 Multi-Year Variable Share Remuneration Programme

When the term of the Multi-Year Variable Share Remuneration Programme for 2010-2011 (hereinafter the “Programme” or the “LTI 2010-2011”) approved by the General Meeting, 12th March 2010, ended on 31st December 2011, it was settled in application of the conditions established when it began.

However, with respect to those Programme beneficiaries who are members of the Identified staff described above, the Bank’s General Meeting, 16th March 2012, approved the modification of the settlement and payment system for the LTI 2010-2011 in order to align it with the special rules applicable to employees performing professional activities that may have a significant impact on the risk profile of the entity or perform control duties, including executive directors and members of the Management Committee, such that:

—

The payment of 40% of the shares resulting from settlement of the Programme (50% in the case of executive directors and other members of the Management Committee) was deferred to vest in thirds in 2013, 2014 and 2015.

—

The shares paid will not be availed during a period of one year as of their vesting date. This withholding is applicable to the net amount of the shares, after discounting the part needed to pay taxes on the shares received.

—

The vesting of the deferred shares will be subject to the application of the circumstances limiting or impeding payment of the variable remuneration (malus clauses) established by the Board of Directors; and

—	The deferred shares will be adjusted to reflect their updated value.

Thus, under the conditions established in the Programme, in the first quarter of 2014 the Identified staff vested a total of 351,105 shares, equivalent to the second third of the deferred part of the shares resulting from settlement of the Programme, plus €259,818 as an adjustment for the updated value of the shares vested. The payment of the remaining one third of the deferred shares resulting from the settlement of the Programme was deferred until the first quarter of 2015.

The settlement and payment of the shares arising from this Programme for the executive directors and members of the Management Committee was carried out according to the scheme defined for such purpose, as described in Note 56.

BBVA Long-Term Incentive in BBVA Compass

When the term of the Long-Term Incentive 2010-2012 for the BBVA Compass Management Team ended on 31st December 2012, it was settled in application of the conditions established when it began.

It was agreed on that the conditions for this incentive plan would be the same as those for the LTI 2010-2011 detailed above for those Program beneficiaries.

Thus, during the six months ended June 30, 2014, 6,910 shares have been granted to beneficiaries of BBVA Compass, corresponding to the first third of the deferred part of the resulting shares of the LTI 2010-2011 settlement, and €2,211 as an adjustment of granted shares. There are still two thirds deferred for 2015 and 2016.

Additionally, the BBVA Compass remuneration structure includes long-term incentive programs in shares for employees in certain key positions that do not belong to the Management Team. These plans run over a three-year term. On June 30, 2014 there are three existing programs (2012-2014, 2013-2015 and 2014-2016).

Once the 2011-2013 program have finished, 157,480 shares, corresponding to this program, have been granted during the six months ended June 30, 2014.

46.2        General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	June 2014	June 2013
Technology and systems	275	401
Communications	134	145
Advertising	91	196
Property, fixtures and materials	435	449
Of which: Rent expenses (*)	226	239
Taxes other than income tax	190	211
Other expenses	780	623
Total	1,905	2,025

(*) The consolidated companies do not expect to terminate the lease contracts early.

47.     Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	June 2014	June 2013
Tangible assets	19	284	285
For own use		273	274
Investment properties		11	11
Assets leased out under financial lease		-	-
Other Intangible assets	20.2	264	250
Total		548	535

48. Provisions (net)

In the six months ended June 30, 2014 and 2013 the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	June 2014	June 2013
Provisions for pensions and similar obligations	26	322	179
Provisions for contingent risks and commitments	7.1.7	34	35
Provisions for taxes and other legal contingencies		14	1
Other Provisions		63	58
Total		433	273

49.     Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	June 2014	June 2013
Available-for-sale financial assets	12	18	35
Debt securities		5	23
Other equity instruments		13	12
Loans and receivables	7.1.7	2,108	2,600
Of which:
Recovery of written-off assets	7.1.6	188	174
Total		2,126	2,635

50.     Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	June 2014	June 2013
Goodwill	20.1 - 17	-	5
Other intangible assets	20.2	4	7
Tangible assets	19	27	56
For own use		9	19
Investment properties		18	37
Inventories	22	70	143
Rest		(3)	3
Total		98	214

51.     Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	June 2014	June 2013
Gains
Disposal of investments in subsidiaries	16	61
Disposal of tangible assets and other	10	634
Losses:
Disposal of investments in subsidiaries	-	-
Disposal of tangible assets and other	(12)	(2)
Total	14	693

During the first half of 2013, the heading “Gains—Disposal of tangible assets and other” includes mainly the realized gains of the reinsurance agreement that was registered with the reinsurance entity Scor Global Life.

52.     Gains (losses) on non-current assets held for sale

52.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale not classified as discontinued operations	Notes	June 2014	June 2013
Gains (losses) on sale of real estate		(14)	(6)
Impairment of non-current assets held for sale	16	(255)	(303)
Gains (losses) on sale of investments classified as assets held for sale (*)		(11)	-
Total		(281)	(309)

52.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated during the six months ended June 30, 2013, by discontinued operations are shown below (see Note 3). During the six months ended June 30, 2014, no earnings were generated by discontinued operations.

Gains (Losses) in Non-current Assets Held for Sale classified as discontinued operations	June 2013
Interest income/(charges)	3
Income for companies accounted for using the equity method	5
Net fee and commission income	176
Gains/losses on financial assets and liabilities	9
Exchange differences	-
Other operating income (net)	(8)
Total income	185
Personnel expenses	(42)
Other general administrative expenses	(25)
Depreciation and amortization	(4)
Provisions	1
Impairment losses on financial assets	-
Profit (loss) from operations	114
Gains (losses) on disposal of assets not classified as non-current assets held for sale	1
Profit (loss) before tax	115
Income tax	(25)
Profit (loss) from discontinued operations (*)	90
Profit from business sale agreements (**)	1,303
Total	1,393

(*)	Originated until the date of the sale agreement

(**)

Includes the net profit and profit attributable to non-controlling interests and the impact of exchange/translation differences of the sale during the first half of 2013 of AFP Horizonte, S.A.(Peru), BBVA Horizonte (Colombia) and Afore Bancomer (Mexico).

53.     Consolidated statements of cash flows

Cash flows from operating activities decreased in the six months ended June 30, 2014 by €11,805 million (compared with a decrease of €13,970 million in the same period in 2013). The most significant reasons for the change occurred under the headings “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial instruments held for trading”.

The variances in cash flows from investment activities between January 1, 2014 and June 30, 2014 are not material.

Cash flows from financing activities increased during the first six months of 2014 by €2,645 million (compared to €138 million decrease in the same period of 2013), with the most significant changes corresponding to the acquisition and amortization of own equity instruments and “Subordinated liabilities”.

The table below shows the breakdown of the main cash flows related to investing activities as of June 30, 2014 and June 2013:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2014	Investments (-)	Divestments (+)
Tangible assets	90	68
Intangible assets	148	-
Investments	-	108
Subsidiaries and other business units	98	-
Non-current assets held for sale and associated liabilities	-	164
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2013	Investments (-)	Divestments (+)
Tangible assets	6	-
Intangible assets	152	-
Investments	22	-
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	-	1,843
Held-to-maturity investments	-	406
Other settlements related to investment activities	-	-

The net cash flows attributable to the operating, investment and finance activities for discontinued operations are not significant.

54.     Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the six months ended June 30, 2014 with their respective auditors and other audit entities are as follows:

Millions of Euros
Fees for Audits Conducted	June 2014
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	10.51
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	2.10
Fees for audits conducted by other firms	0.06

(*) Including fees belonging to annual statutory audits (€8.45 million)

In the six months ended June 30, 2014, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros
Other Services Contracted	June 2014
Firms belonging to the Deloitte worldwide organization(*)	1.57
Other firms	12.07

(*) Including €0.41 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.     Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Transactions with significant shareholders

As of June 30, 2014 there were no shareholders considered significant (see Note 27).

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2014	December 2013
Assets:
Loans and advances to credit institutions	403	318
Loans and advances to customers	720	792
Liabilities:
Deposits from credit institutions	51	5
Customer deposits	761	504
Debt certificates	-	-
Memorandum accounts:
Contingent risks	812	691
Contingent commitments	102	46

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and joint venture entities that are consolidated by the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2014	June 2013
Income statement:
Financial incomes	28	22
Financial costs	16	3

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of June 30, 2014, the notional amount of the derivatives entered into by the BBVA Group with those entities amounted to €1,815 million (of which €695 million corresponded to financial derivatives with the Garanti Group).

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of June 30, 2014 and December 31, 2013, the amount disposed of the loans granted by the Group’s entities to the members of the Board of Directors was €230 thousand and €141 thousand, respectively. As of June 30, 2014, and December 31, 2013 the amount disposed of the loans granted by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €4,578 thousand and €6,076 thousand, respectively.

As of June 30, 2014 there were no loans granted to parties related to the members of the Bank’s Board of Directors, and as of December 31, 2013 the amount disposed of the loans granted to parties related to the members of the Bank’s Board of Directors totaled €6,939 thousand. As of June 30, 2014, the amount disposed of the loans granted to parties related to the members of the Bank´s Management Committee amounted to €282 thousand, and as of December 31, 2013, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of June 30, 2014 and December 31, 2013 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2014 and December 31, 2013 no guarantees had been granted to any member of the Management Committee.

As of June 30, 2014 and December 31, 2013 the amount disposed for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €496 thousand and €5,192 thousand, respectively.

55.4	Transactions with other related parties

During the six months ended June 30, 2014 and 2013 the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

56.     Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

—	Remuneration of non-executive directors received in the first half of 2014

The cash remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2014 is indicated below. The figures are given individually for each non-executive director and itemised:

	Thousands of Euros
Non-Executive Director remuneration	Board of Directors	Executive Committee	Audit & Compliance	Risks Committee	Appointments Committee	Remuneration Committee	Total
Tomás Alfaro Drake	64	-	36	-	51	-	151
Ramón Bustamante y de la Mora	64	-	36	54	-	-	154
José Antonio Fernández Rivero (1)	64	-	-	107	20	-	192
Ignacio Ferrero Jordi	64	83	-	-	-	21	169
Belén Garijo López	64	-	36	-	-	-	100
Carlos Loring Martínez de Irujo	64	-	36	-	-	54	154
Lourdes Máiz Carro (2)	43	-	-	-	-	-	43
José Maldonado Ramos	64	83	-	-	20	21	190
José Luis Palao García-Suelto	64	-	89	54	-	-	207
Juan Pi Llorens	64	-	-	54	-	21	139
Susana Rodríguez Vidarte	64	83	-	-	20	21	190
Total (3)	687	250	232	267	112	139	1,687

(1)	Mr. José Antonio Fernández Rivero received, in addition to the above mentioned amounts, a total of €326 thousand in early retirement payments as a former member of BBVA’s Management.

(2)	Mrs. Lourdes Máiz Carro was named director on March 14, 2014, as agreed at the AGM.

(3)

Mr. Juan Carlos Álvarez Mezquíriz, who ceased to be a director on March 14, 2014, received the total amount of €84 thousand as remuneration for his tenure in the Board of Directors, Executive Committee and Appointments Committee.

Moreover, during the six months ended June 30, 2014, €116 thousand were paid in health and casualty insurance premiums for non-executive members of the Board of Directors.

—	Remuneration of executive directors received in the first half of 2014

The remuneration paid to the executive directors during the first half of 2014 is indicated below. The figures are given individually for each executive director and itemised:

		Thousands of Euros
Executive Director remuneration	Fixed Remuneration	2013 Annual Variable Remuneration in cash (1)	Deferred Variable Remuneration in cash (2)	Total Cash	Variable Remuneration in BBVA Shares, recived in 2013	Deferred Variable Remuneration in BBVA Shares (2)	Total Shares
Chairman and CEO	983	797	682	2,462	88,670	122,989	211,659
President and COO	874	495	432	1,801	55,066	84,995	140,061
José Manuel González-Páramo Martínez-Murillo	397	48	-	444	5,304	-	5,304
Total	2,254	1,340	1,113	4,707	149,040	207,984	357,024

(1)	Amounts corresponding to 50% of the Annual Variable Remuneration for 2013.

(2)

Amounts corresponding to the sum of the deferred remuneration of the Annual Variable Remuneration of previous years (2012 and 2011) and of the LTI 2010-2011 in shares, and its cash updates, whose payment have been done during the six months ended June 30, 2014.

Moreover, the executive directors have received during the six months ended June 30, 2014 benefits in kind and other remuneration for a total amount of €36,321; of which €13,527 correspond to the Chairman and CEO, €18,490 to the President and COO and €4,303 to Mr. José Manuel González- Páramo Martinez-Murillo.

The executive directors’ remuneration, that correspond to the system that applies to the management team of BBVA, is composed by a fix remuneration and a variable remuneration, constituted by an ordinary variable cash remuneration and a variable remuneration based on an incentive in shares for the management team of the BBVA Group. (the “Annual Variable Remuneration”).

During the first half of 2014, the executive directors have received the amount of the fixed remuneration corresponding to the first six months of 2014 and the variable remuneration to be payable this year, to which they are entitled under the settlement and payment system resolved by the General Meeting (the “Settlement and Payment System”), which determines that:

—	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

—	The payment of 50% of the Annual Variable Remuneration shall be deferred in time, the deferred amount being paid in thirds over the three-year period following its settlement.

—

All the shares vesting to these beneficiaries pursuant to the rules explained in the previous paragraph may not be availed during a period of one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

—	Moreover, cases have been established in which the payment of the deferred Annual Variable Remuneration may be limited or impeded (malus clauses), and

—	The deferred parts of the Annual Variable Remuneration will be adjusted to update them in the terms established by the Board of Directors.

Thus, during the first six months of 2014 executive directors have received the following variable remuneration:

1. Annual Variable Remuneration for year 2013

The amount corresponding to the 50% of the Annual Variable Remuneration (in cash and in shares) corresponding to 2013, as indicated in the chart above. The remaining 50% of the Annual Variable Remuneration for 2013 that has been deferred under the Settlement and Payment System will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item the Chairman and CEO will receive €265,713 and 29,557 BBVA shares, the President and COO will receive €165,012 and 18,356 BBVA shares and Mr. José Manuel González-Páramo will receive €15,894 and 1,768 shares.

(*)

Mr. José Manuel González-Páramo Martínez-Murillo was appointed executive director of BBVA by agreement of the Board of Directors on May 29, 2013, being his Annual Variable Remuneration for 2013 proportional to the time he has been in office.

2. Deferred parts of the Variable Remuneration from previous years received in the first six months of 2014:

The Chairman & CEO and the President & COO, in application of the Settlement & Payment System, have received the following variable remuneration during the first six months of 2014:

–    Annual Variable Remuneration for year 2012

The amount corresponding to the first third of the deferred Annual Variable Remuneration for 2012, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €273,902 and 36,163 shares in the case of the Chairman and CEO, and €166,877 and 22,032 shares in the case of the President and COO.

The remaining two thirds of the deferred Annual Variable Remuneration corresponding to 2012 will be paid during the first quarter of 2015 y 2016, subject to the aforementioned conditions.

–    Annual Variable Remuneration for year 2011

The amount corresponding to the second third of the deferred Annual Variable Remuneration for 2011, both in cash and in shares, receiving, after the pertinent adjustments, the amount of €381,871 and 51,826 shares in the case of the Chairman and CEO, and €242,883 and 32,963 shares in the case of the President and COO.

The remaining third of the deferred Annual Variable Remuneration corresponding to 2011 will be paid, during the first quarter of 2015, subject to the conditions mentioned above.

–	Multi-Year Variable Share Remuneration Programme for 2010-2011 (“LTI 2010-2011”)

Lastly, the Chairman and CEO and the President and COO have received during the six months ended June 30, 2014 the second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, for which the Chairman and CEO received 35,000 shares and the President & COO 30,000 shares; and the cash amount resulting from the adjustment for the updated value of these deferred shares, for which the Chairman & CEO received €25,795 and the President & COO €22,110, being deferred until the first quarter of 2015 the payment, under the aforementioned conditions, of the remaining third resulting from the settlement of the LTI 2010-2011.

—	Remuneration of the members of the Management Committee received in the first half of 2014(*)

During the first half of 2014, the remuneration paid to the members of the BBVA Management Committee as a whole, excluding the executive directors, amounted to €4,291 thousand corresponding to fixed remuneration plus the variable remuneration indicated below, pursuant to the Settlement and Payment System described above:

(*)	This section includes aggregated information for the members of the Management Committee, excluding the executive directors as of June 30, 2014 (13 members).

1.    Annual Variable Remuneration for year 2013

A total amount of €2,734 thousand and 304,579 BBVA shares, that correspond to the part of the Annual Variable Remuneration for 2013 resulting from the Settlement and Payment System applicable to each member of the Management Committe.

The remaining part of the Annual Variable Remuneration for 2013 which is deferred will be paid, subject to the conditions described above, in thirds during the first quarter of 2015, 2016 and 2017, such that under this item, this group as a whole will receive the amount of €908 thousand (*) and 101,098 BBVA shares each of these years.

(*)	According to the average exchange rate as of June 30, 2014.

2.    Deferred parts of the Variable Remuneration from previous years received in the six months ended June 30, 2014

–    Annual Variable Remuneration for 2012

The first third of the deferred Annual Variable Remuneration for 2012, corresponding under this item, after its updates, the amount of €765 thousand and 101,407 BBVA shares.

The remaining Annual Variable Remuneration corresponding to 2012 for this group has been deferred and will be payable in thirds during the first quarter of 2015 and 2016, under the conditions described above.

–    Annual Variable Remuneration for 2011

The second third of the deferred Annual Variable Remuneration for 2011, corresponding under this item, after its updates, the amount of €989 thousand and 134,618 BBVA shares.

The remaining Annual Variable Remuneration corresponding to 2011 for this group has been deferred and will be payable during the first quarter of 2015, under the conditions described above.

–    LTI 2010-2011

The second third of the shares resulting from the settlement of the LTI 2010-2011 that were deferred, corresponding under this item a total of 89,998 shares for the Management Committee as a whole. A further €66 thousand was paid as a result of the adjustment of these deferred vested shares.

The remaining third of the deferred shares resulting from the settlement of the LTI 2010-2011 for these members will be paid during the first quarter of 2015, under the conditions described above.

Finally, in the first six months of 2014, members of the BBVA Management Committee as a whole, excluding executive directors, received remuneration in kind amounting to a total of €446 thousand.

—	System of Remuneration in Shares with Deferred Delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, 18th March 2006 and extended for an additional 5-year period under a resolution of the General Meeting, 11th March 2011.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the average closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated to the non-executive directors in the first half of 2014 who are beneficiaries of the system of deferred delivery of shares, corresponding to 20% of the total remuneration in cash received by said directors during 2013, are as follows:

	Theoretical shares allocated in 2014	Theoretical shares accumulated at June 30, 2014
Tomás Alfaro Drake	6,693	43,159
Ramón Bustamante y de la Mora	6,807	69,512
José Antonio Fernández Rivero	8,497	69,013
Ignacio Ferrero Jordi	7,500	74,702
Belén Garijo López	4,437	7,957
Carlos Loring Martínez de Irujo	6,811	57,307
José Maldonado Ramos	8,402	36,268
José Luis Palao García-Suelto	9,181	29,658
Juan Pi Llorens	6,174	16,365
Susana Rodríguez Vidarte	6,817	53,919
Total (1)	71,319	457,860

(1)	Mr. Juan Carlos Álvarez Mezquíriz, who ceased as director on March 14, 2014, was also allocated 7,453 theroretical shares.

—	Pensions commitments

The provisions recorded as of June 30, 2014 to cover pension commitments for executive directors amount to €24,691 thousand in the case of the President and COO and €183 thousand in the case of José Manuel González-Páramo Martínez-Murillo. €1,187 thousand and €132 thousand were set aside in the first half of 2014 for the President and COO and for José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death.

There are no other pension obligations in favour of other executive directors.

The provisions charged to June 30, 2014 for pension commitments for the members of the Management Committee, excluding executive directors, amounted to €85,597 thousand, of which, €3,934 thousand were provisioned during the first half of 2014.

—	Extinction of contractual relationship.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo Martinez-Murillo who is contractually entitled to receive an indemnity equivalent to twice his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, or 85% should it occur after he has reached said age.

57.     Detail of the Directors’ holdings in companies with similar business activities

Pursuant to article 229.2 of the Spanish Corporations Act, as of June 30, 2014 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Ms. Belén Garijo López, who on that date held a direct holding of 9,350 shares in Bankia, S.A., Mr. José Luis Palao García-Suelto, who on that date held a direct holding of 5,205 shares in Banco Santander, S.A. and 6,008 shares in Caixabank, S.A., and Mr. Ignacio Ferrero Jordi, who on that date held a direct holding of 6,750 shares of UBS, AG. In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, as of June 30, 2014, individuals associated with the members of the Bank’s Board of Directors were holders of 71,705 shares of Banco Santander, S.A., 4,500 shares of Bank of America Corporation and 3 shares of Bankinter, S.A.

58.     Other information

58.1         Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of 30 June, 2014, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these financial statements.

58.2.    Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

In the first semester of 2014 there has been no cash basis dividend, regardless of the year in which they were accrued, but without including other shareholder remuneration, such as the “Dividend Option”. During the six months ended 30 June, 2013, 0.10 euros per ordinary share (20% over nominal share value) were paid for a total amount of €545 million against the income statement there is no recording due to dividends paid in cash according to the aforementioned accounting).

See Note 4 for a complete analysis of all remuneration awarded to shareholders during the six months ended June 30, 2014 and 2013.

Earnings and ordinary income by business segment

The detail of the consolidated profit for the six months ended June 30, 2014 and 2013 for each operating segment is as follows:

	Millions of Euros
Profit Attributable by Operating Segments	June 2014	June 2013
Spain	608	756
Real Estate Activity in Spain	(446)	(628)
Eurasia	362	352
Mexico	900	872
South America	483	549
United States	196	203
Subtotal operating segments	2,103	2,105
Corporate Center	(775)	777
Profit attributable to parent company	1,328	2,882
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	215	408
Income tax and/or profit from discontinued operations	(524)	792
Operating profit before tax	2,067	2,498

(*)	Profit attributable to non-controlling interests.

For the six months ended June 30, 2014 and 2013 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Profit by Operating Segments	June 2014	June 2013
Spain	3,383	3,255
Real Estate	(86)	2
Eurasia	903	1,028
Mexico	3,134	3,098
South America	2,362	2,586
United States	1,037	1,046
Corporate Center and other adjustments	(365)	(127)
Adjustments and eliminations of ordinary profit between segments	(286)	(285)
Total Ordinary Profit BBVA Group	10,082	10,604

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in the six months ended June 30, 2014 and 2013 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2014	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	61,606	6,506	(8,887)	1,686	60,911
With information brochure	61,437	6,506	(8,887)	1,686	60,742
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,073	2,308	(1,276)	287	14,392
Total	74,679	8,815	(10,163)	1,973	75,303

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2013	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,022	6,928	(19,595)	3,847	76,201
With information brochure	84,853	6,928	(19,595)	3,847	76,032
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,049	2,003	(1,338)	(309)	13,405
Total	98,070	8,931	(20,933)	3,538	89,606

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	June 2014	June 2013
Domestic market	3,579	4,283
Foreign	7,421	7,548
European Union	234	272
Rest of OECD	4,616	4,539
Rest of countries	2,571	2,737
Total	11,000	11,831

59.     Subsequent events

As of July 21, 2014, the Management Commission of the Banking Reestructuring Fund (known as “FROB”) has accepted today BBVA´s bid in the competitive auction for the acquisition of Catalunya Banc, S.A. (“Catalunya Banc”).

As a consequence, BBVA has executed a sale and purchase agreement with FROB, by virtue of which FROB will sell up to 100% of the shares of Catalunya Banc to BBVA for the price of up to €1,187 million.

The price will be reduced in an amount equal to €267 million provided that, prior to the effective closing of the transaction, FROB and Catalunya Banc do not obtain a confirmation issued by the Spanish tax authorities of the application of the deferred tax assets regime (foreseen in Royal Decree Law 14/2013) to some losses recorded in Catalunya Banc’s consolidated financial statements for 2013 which were originated as a consequence of the transfer of assets by Catalunya Banc to the Management Company for Assets Arising from the Banking Sector Reorganization (known as “SAREB”).

Closing of the sale and purchase transaction will be subject, among others, to the obtaining of the relevant administrative authorizations and approvals and to the effective closing of the transaction announced by Catalunya Banc to the market on July 17, 2014 whereby Catalunya Banc will transfer to an asset securitization fund a loan portfolio with a nominal value of €6,392 million.

July 1, 2014 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries composing the BBVA Group
			% of Voting Rights				Millions of Euros (*)

			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	15	15	-	15	-
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	75	518	453	87	(21)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4	7	-	7	-
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	199	1,740	1,698	422	(380)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	149	118	1	111	6
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	(46)	4,628	4,651	243	(266)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	79	141	50	86	6
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	3	1	2	-
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	34	104	82	21	-
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	-	1	1	-	-
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	14	9	4	-
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	3	2	-	-
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	127	294	127	159	8
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	715	716	2	713	1
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	83	112	(25)	(4)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	305	236	75	(6)
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	239	323	(72)	(12)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	10	-	11	(1)
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	305	342	(22)	(15)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	39	44	(2)	(3)
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	145	181	(28)	(8)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	28	40	(11)	(1)
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	-	2	-
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	52.20	47.80	100.00	190	5,341	5,096	271	(27)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	638	14,781	13,845	874	61
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110	2,244	2,096	141	7
BANCO CONTINENTAL, S.A. (1)	PERU	BANKING	-	46.12	46.12	1,177	15,003	13,728	1,114	162
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15	19	-	19	-
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	2	2,393	2,363	21	10
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	95	175	23	140	13
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	48.01	48.01	59	307	246	60	-
BANCO PROVINCIAL S.A.—BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	493	15,737	14,253	1,369	115
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4	5	1	3	1
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	26	55	29	22	4
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479	1,730	-	1,784	(54)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	(Loss) 06.30.14

BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	10	12	1	8	2
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	13	17	4	12	1
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	32	36	3	29	3
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	11	120	77	27	16
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5	23	17	5	(0)
BBVA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	69	401	355	40	5
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64	2,540	2,466	74	0
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.32	75.93	157	5,825	5,025	636	164
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	19	35	16	12	8
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	117	344	227	110	7
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	20	30	11	18	1
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	14	78	64	11	3
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	35	35	(0)	29	6
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO
BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,618	80,929	73,338	6,824	767
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16	39	4	34	1
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	-	35	17	13	4
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	37	36	0	-
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	10.10	89.89	99.99	37	3	-	3	-
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	377	14,678	13,425	1,161	91
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	3	4	1	3	-
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	9,068	8,748	93	8,493	162
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	190	424	234	191	-
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	115	117	3	112	3
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	8	89	62	21	6
BBVA CONSULTING (BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	-	2	-	1	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4	5	-	5	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO
EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE—EDPYME)	PERU	FINANCIAL SERVICES	-	84.32	84.32	1	5	4	1	-
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	10	13	3	8	3
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	-	100.00	100.00	47	430	382	44	4
BBVA DATA & ANALYTICS, S.L.	SPAIN	SERVICES	-	100.00	100.00	-	1	1	-	-
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2	5	1	4	-
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	1
BBVA ELCANO EMPRESARIAL II, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	17	46	10	34	2
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	SPAIN	IN LIQUIDATION	45.00	-	45.00	17	46	10	34	2
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8	55	47	8	-
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	IN LIQUIDATION	-	100.00	100.00	3	12	-	12	-
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	30	444	419	23	1
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS
COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	10	15	5	6	4
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	2	3	1	2	-
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	14	1	13	1

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights				Millions of Euros (*)
			Controlled by the Bank				Affiliate Entity Data
						Net				Profit
Company	Location	Activity	Direct	Indirect	Total	Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	(Loss) 06.30.14
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	SECURITIES DEALER	-	100.00	100.00	1	8	-	8	-
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	378	375	4	-
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	510	509	-	-
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	4	38	32	6	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	280	235	44	1
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	12	9	3	-
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,758	1,758	1	-
BBVA INVERSIONES CHILE, S.A.	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	483	1,286	3	1,211	72
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180	401	198	198	4
BBVA LEASIMO—SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9	17	8	9	-
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	256	467	6	263	198
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	3	210	198	9	3
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	23	1,455	1,311	131	13
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	-	-	-	-	-
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	70	46	16	8
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISIÓN AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2	10	5	4	1
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,190	1,217	10	1,237	(30)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	1	86	47	34	4
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	1	(1)	-
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	171	171	-	154	17
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21	708	628	72	9
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	120	179	59	105	14
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	65	48	15	2
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	444	352	78	14
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	52	200	147	49	4
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.35	5.60	99.95	431	17,512	16,004	1,398	110
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	11,313	11,311	1	-
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	SERVICES	-	100.00	100.00	8	12	5	7	1
BBVA SERVICIOS, S.A.	SPAIN	COMERCIAL	-	100.00	100.00	-	11	4	7	1

BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	21	64	43	20	1
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	2	3	1	3	(1)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,786	1,786	1	-
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	67	894	762	125	7
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6	24	11	13	-

BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	1,506	1,506	-	-
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	4	5	1	4	-
BBVA VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	100.00	-	100.00	357	2,307	1,941	295	70
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5	5	-	6	(1)

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

(**) This company has an equity loan from Blue Indico Investments, S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights Controlled by the Bank			Millions of Euros(*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	35	168	44	122	2
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	3	20	20	-	-
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	-	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	77	75	2	-
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	92	91	1	-
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	41	41	-	41	-
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	10	12	1	9	1
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	90	56	34	-
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	SECURITIES DEALER	-	100.00	100.00	52	68	16	32	20
CATALONIA GEBIRA, S.L, (**)	SPAIN	REAL ESTATE	-	81.66	81.66	-	45	51	(6)	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	22	30	5	(14)
CB TRANSPORT ,INC.	UNITED STATES	INACTIVE	-	100.00	100.00	14	14	1	13	1
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	6	-	6	-
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	-	15	-
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	235	166	59	9
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	65	5	53	7
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	1	6	5	1	-
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580	861	1	858	2
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	INACTIVE	-	100.00	100.00	358	358	-	358	-
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	8,462	59,668	51,207	8,310	151
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,756	5,756	-	5,723	34
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	0	-	0	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	35	44	9	35	-
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,007	5,008	1	4,974	33
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	59	59	-	59	-
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,196	2,210	14	2,181	15
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3	3	-	3	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,123	4,135	12	4,094	29
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	2	2	-	2	-
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	-	-	-	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (***)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	-	8	7	1	(1)

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

(**) This company has an equity loan from ARRELS CT PATRIM ONI I PROYECTES, S.A.

(***) This company has an equity loan from BBVA ELCANO EM PRESARIAL, S.C.R.S.A. and BBVA ELCANO EM PRESARIAL II, S.C.R.S.A. In liquidaton.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
CONSORCIO DE CASAS MEXICANAS, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	99.99	99.99	-	26	14	13	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	6	-	6	-
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER	-	46.12	46.12	7	13	6	7	-
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	46.12	46.12	-	335	335	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	-	1	-	-	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	7	3	4	-
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,143	38	966	138
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	74.66	74.66	67	105	16	89	-
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	2	-
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	9	10	1	6	3
ECOARENYS, S.L. (**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	19	51	(31)	(2)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	5	7	4	5	(1)
EL MILANILLO, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	12	8	1	7	-
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	8	5	3	-
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	10	4	6	1
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	-	100.00	-	-	-	1	-
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	-	-	-	0	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	-	87.50	2	43	9	32	2
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	MEXICO	REAL ESTATE	-	56.76	56.76	1	3	-	3	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	1	2	-	2	-
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	498	428	66	4
FACILEASING S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	64	591	537	52	3
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	3	-	3	-
FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	81	84	2	80	1
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	35	37	4	33	-
INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3	221	218	(2)	4
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	55	55	1	(1)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	27	27	-	-
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	179	125	50	4
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A., INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	141	143	-	(1)
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	3	-	2	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	8	24	16	9	(1)
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	84.32	84.32	20	41	21	20	-
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	84.32	84.32	5	24	18	6	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	15	85	67	17	2
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	76	116	927	791	115	21

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

(**) This company has an equity loan from PROM OTORA DEL VALLES, S.L.

(***) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	2	1	-
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	30	5	21	4
GESTION Y ADMINISTRACION DE RECIBOS, S.A.—GARSA	SPAIN	SERVICES	-	100.00	100.00	1	1	-	1	0
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	1	5	2	3	0
GRAN JORGE JUAN, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	294	845	590	253	3
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90.00	90.00	-	-	-	-	-
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677	8,988	1	8,067	920
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	-	72.06	72.06	-	7	13	(4)	(2)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	27	-	27	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	COMERCIAL	-	100.00	100.00	(29)	47	75	(28)	(1)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	34	34	-	34	-
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9	9	-	9	-
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	-	1	(1)	-
HABITATGES INVERVIC, S.L. (***)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1	11	(9)	(1)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	12	20	8	11	2
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	124	1,204	-	1,054	149
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	7	7	-	7	(0)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	591	591	-	586	4
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	588	588	-	584	4
IBERNEGOCIO DE TRADE, S.L.	SPAIN	COMERCIAL	-	100.00	100.00	5	17	-	17	-
IMOBILIARIA DUQUE DE AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	8	21	14	8	-
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	37	41	1	39	1
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (1)	PERU	REAL ESTATE	-	46.12	46.12	2	7	6	0	1
INNOVATION 4 SECURITY, S.L .	SPAIN	SERVICES	-	100.00	100.00	-	2	1	1	-
INVERAHORRO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	73	77	(3)	(1)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	1	26	24	2	(1)
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	-	48.00	11	62	1	60	-
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1	1	-	1	-
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (*****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	6	10	-	(4)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8	9	-	8	-
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	4	17	(13)	-
L’EIX IMMOBLES, S.L (******).	SPAIN	REAL ESTATE	-	90.00	90.00	-	18	26	(4)	(4)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	912	917	5	909	3
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	10	3	-	3	-
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	3	-	3	-
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2	2	-	2	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

(**) This company has an equity loan from BBVA, S. A.

(***) These companies has an equity loan from lnverpro Desenvolupament, S.L.

(*****) This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(******) This company has an equity loan from PROM OTORA DEL VALLES, S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)

			% of Voting Rights			Millions of Euros(*)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	2	2	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	1	3	3	1	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	28	35	7	26	2
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	56	58	2	54	2
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	24	15	7	2
OPPLUS S.A.C	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	6	8	(1)	(1)
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	8	8	-	8	-
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	95	95	-	95	-
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	259	3,867	3,609	244	15
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	423	441	18	419	4
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	69	69	-	69	-
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21	21	-	21	-
PROMOCION EMPRESARIAL XX, S.A. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	9	10	(1)	-
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	COMERCIAL	100.00	-	100.00	-	-	-	-	-
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	184	264	(73)	(7)
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	10	10	(2)	1
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	11	14	(2)	(2)
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	8	11	(3)	-
PROMOU CT OPENSEGRE, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	15	31	(13)	(3)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	10	8	3	-
PROMOU GLOBAL, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	76	117	(38)	(2)
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	SECURITIES DEALER	-	49.69	49.69	1	5	1	4	-

PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1	1	0	1	-
PROV-INFI-ARRAHONA, S.L. (****)	SPAIN	REAL ESTATE	-	100.00	100.00	-	12	17	(5)	(1)
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1	6	5	1	-
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7	1	-	1	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	-	7	3	4	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	-	99.23	1	3	2	1	-
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	11	11	2	8	2
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	563	563	1	557	6
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	4	18	-	18	-
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	497	3,212	2,715	390	107
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	34	43	10	36	(3)
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4	11	7	4	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	9	7	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	8	3	5	-
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	6	4	2	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

(**) This company has an equity loan from BBVA, S. A.

(***) This company has an equity loan from ARRELS CT PROM OU, S.A.

(****)This company has an equity loan from PROM OTORA DEL VALLES S.L.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities

			% of Voting Rights				Millions of Euros(*)
			Controlled by the Bank				Affiliate Entity Data

Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	SPAIN	SERVICES	100.00	-	100.00	-	2	1	2	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	82	86	4	85	(4)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	SERVICES	100.00	-	100.00	112	111	-	111	-
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	-	-	-	-	-
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	23	24	1	23	-
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	11	11	-	-
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	8	7	-	-
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	914	914	-	910	4
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	38	37	1	-
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	19	18	1	-
TEXTIL TEXTURA, S.L.	SPAIN	COMERCIAL	-	68.67	68.67	2	-	-	-	-
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	9	13	4	9	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	123	123	-	121	2
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	4	2	2	-
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2	3	-	3	-
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	4	2	2	-
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	169	140	27	2
UNNIM SERVEIS DE DEPENDENCIA, S.A.	SPAIN	SERVICES	100.00	-	100.00	1	1	-	1	-
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	-	913	742	338	(167)
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	175	1,335	1,159	163	13
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	-	60.60	-	-	-	-	-

VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1	13	6	7	-

Consolidated Structured entities
CID II FINANCE B.V.	NETHERLANDS	FINANCIAL SERVICES					377	377

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 10/2008 and successive, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2014

APPENDIX II	Additional information on investments in associate entities accounted for under the equity method in the BBVA Group

Including the most significant entities, jointly representing 99.71% of all investment in this group

			% of Voting Rights			Millions of Euros(**)
			Controlled by the Bank			Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.14	Liabilities 06.30.14	Equity 06.30.14	Profit (Loss) 06.30.14
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	SECURITIES DEALER	37.50	-	37.50	3	38	24	14	-
ADQUIRA ESPAÑA, S.A.	SPAIN	COMERCIAL	-	40.00	40.00	3	16	10	6	1
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	5	32	-	32	-
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	-	31.00	31.00	8	20	16	9	(5)(1)(4)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.(*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	16	1,241	1,209	30	2
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE)(*)	SPAIN	SERVICES	31.00	-	31.00	2	7	0	7	-
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	4	8	0	7	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	1.64	9.39	11.03	49	152	1	146	5
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	36	84	27	58	-
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	CHINA	INVESTMENT COMPANY	29.68	-	29.68	675	20,593	18,584	1,791	219	(1)(5)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	17.82	-	17.82	17	100	6	91	3
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	6	13	-	12	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	135			270	(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	6	559	529	30	-
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	-	20.00	20.00	4	359	337	22	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA (*)	MEXICO	REAL ESTATE	-	32.25	32.25	70	218	-	218	-
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL ESTATE	-	30.00	30.00	19	118	51	65	3
FIDEICOMISO F/402770-2 ALAMAR (*)	MEXICO	REAL ESTATE	-	42.40	42.40	10	24	-	24	-
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS (*)	MEXICO	REAL ESTATE	-	46.910	46.91	10	21	-	21	-
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742 (*)	MEXICO	REAL ESTATE	-	37.01	37.01	13	68	33	35	-
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	-	50.00	50.00	14	29	-	23	6(1)
INVERSIONES PLATCO, C.A.(*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	9	34	16	21	(2)
METROVACESA, S.A.	SPAIN	REAL ESTATE	18.31	-	18.31	257	6,956	5,705	1,620	(348)(1)(5)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	57.54	57.54	104			180	(2)
PARQUE REFORMA SANTA FE, S.A. de C.V.	MEXICO	REAL ESTATE	-	30.00	30.00	5	65	47	12	6
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.(*)	ARGENTINA	BANKING	-	50.00	50.00	18	230	194	27	9
REAL ESTATE DEAL II, S.A.(*)	SPAIN	REAL ESTATE INVESTMENT COMPANY	20.06	-	20.06	5	39	11	29	(1)
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.75	0.22	16.97	4	97	74	17	6
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	BANKING	-	40.00	40.00	19	232	187	33	11
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	-	46.14	46.14	5	11	-	11	-
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	-	66.67	66.67	6	11	4	6	-	(1)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.30	0.29	22.59	7	54	22	28	3
SOCIEDAD ADMINISTRADORA DE FONDOS DE CESANTIA DE CHILE II,
S.A.	CHILE	PENSION FUNDS MANAGEMENT	-	48.60	48.60	8	19	3	15	1
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3	59	44	7	9	(5)
TURKIYE GARANTI BANKASI A.S(*)	TURKEY	BANKING	25.01	-	25.01	3,568	19,161	17,056	2,029	76	(3)
VITAMEDICA ADMINISTRADORA, S.A. DE C.V(*)	MEXICO	SERVICES	-	51.00	51.00	3	12	6	6	-	(1)
OTHER COMPANIES						16	-	-	-	-
(*) Joint venture entities accounted for using the equity method
(**) Information on foreign companies at exchange rate on June 30, 2014
(1) Consolidated data
(2) Non-currents sets held for sale
(3) Information on Garanti Group as of March 30, 2014. Total market capitalization as of March 30, 2014 was €12,019 million. Total received dividends amounted to €36 million.
(4) Figures as of December 31, 2012
(5) Figures as of December 31, 2013

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2014

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	DILUTION EFFECT	REAL ESTATE	7	-	2.16%	74.66%	2/7/2014
SIMPLE FINANCE TECHNOLOGY CORP.	ACQUISITION	FINANCIAL SERVICES	84	-	100.00%	100.00%	3/20/2014
BBVA DATA & ANALYTICS, S.L.	FOUNDING	SERVICES	-	-	100.00%	100.00%	4/20/2014
MOMENTUM SOCIAL INVESTMENT 2013, S.L.	FOUNDING	INVESTMENT COMPANY	2	-	100.00%	100.00%	5/30/2014

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries
			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
BBVA BANCO FRANCES, S.A. (*)	DISPOSAL	BANK	-	1	0.03%	75.93%	6/30/2014
EL OASIS DE LAS RAMBLAS, S.L.	LIQUIDATION	REAL ESTATE	-	-	70.00%	0.00%	5/2/2014
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	DILUTION EFFECT	REAL ESTATE	-	-	3.29%	56.76%	6/30/2014
(*) The profit figure shown is the net attributed income for the sale

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)

REAL ESTATE DEAL II, S.A.	ACQUISITION	OTHER INVESTMENT COMP	5	-	20.06%	20.06%	3/31/2014
BATEC MOBILITY, S.L.	ACQUISITION	SERVICES	-	-	48.51%	48.51%	2/26/2014
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	FOUNDING	INSURANCES SERVICES	-	-	100.00%	100.00%	3/20/2014

SEGURIDAD Y PROTECCION BANCARIAS, S.A. DE C.V.	DILUTION EFFECT	SERVICES	-	-	3.82%	26.14%	5/30/2014

Structured Entities:
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE
COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014
RPV COMPANY	FOUNDING	FINANCIAL SERVICES	-	-			2/28/2014

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
RENT AND TECH ALQUILER Y SERVICIOS TECNOLOGICOS. S.L.	DISPOSAL	SERVICES	-	100.00%	0.00%	1/9/2014
FIDEICOMISO SCOTIABANK INVERLAT SA 100322742	DILUTION EFFECT	REAL ESTATE	-	1.67%	37.01%	6/30/2014
SVENSON, S.L.	DISPOSAL	COMMERCIAL	-	31.51%	0.00%	5/1/2014
EFEAGRO, S.A.	DISPOSAL	SERVICES	-	50.00%	0.00%	4/28/2014
AC HOTEL MANRESA, S.L.	LIQUIDATION	SERVICES	-	50.00%	0.00%	1/7/2014
NAVIERA ATTILA, AIE	LIQUIDATION	SERVICES	-	21.01%	0.00%	6/30/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	-	0.46%	21.75%	1/31/2014
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	16	21.75%	0.00%	2/18/2014

Changes in other Companies quoted recognize as Available-For-Sale

			% of voting rights
Company	Type of Transaction	Activity	% Participation Acquired (Sold) in the Period	Totally Controlled after Transaction	Effective Date for the Transaction (or Notification Date)
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	6.89%	14.87%	2/18/2014

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2014

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
PEQUEÑA Y MICRO EMPRESA, EDPYME, S.A. (BBVA CONSUMER FINANCE - EDPYME)	FINANCIAL SERVICES	-	84.32	84.32
BBVA ELCANO EMPRESARIAL, S.A. EN LIQUIDACION	IN LIQUIDATION	45.00	-	45.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	-	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	74.66	74.66
ECOARENYS, S.L.	REAL ESTATE	-	50.00	50.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
F/11032604 FRACCIONAMIENTO LOARCA TERCERA SECCION	REAL ESTATE	-	56.76	56.76
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
FORUM COMERCIALIZADORA DEL PERU, S.A.	SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA DEL PERU, S.A.	FINANCIAL SERVICES	-	84.32	84.32
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	-	72.06	72.06
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
TEXTIL TEXTURA, S.L.	COMERCIAL	-	68.67	68.67

APPENDIX V	BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of June 30, 2014
BBVA-3 FTPYME FTA	BBVA, S.A	11/2004	1,000	20
BBVA HIPOTECARIO 3 FTA	BBVA, S.A	06/2005	1,450	94
BBVA-4 PYME FTA	BBVA, S.A	09/2005	1,250	33
BBVA AUTOS 2 FTA	BBVA, S.A	12/2005	1,000	41
BBVA CONSUMO 1 FTA	BBVA, S.A	05/2006	1,500	62
BBVA-5 FTPYME FTA	BBVA, S.A	10/2006	1,900	97
BBVA CONSUMO 2 FTA	BBVA, S.A	11/2006	1,500	70
BBVA RMBS 1 FTA	BBVA, S.A	02/2007	2,500	1,437
BBVA RMBS 2 FTA	BBVA, S.A	03/2007	5,000	2,801
BBVA LEASING 1 FTA	BBVA, S.A	06/2007	2,500	271
BBVA-6 FTPYME FTA	BBVA, S.A	06/2007	1,500	113
BBVA RMBS 3 FTA	BBVA, S.A	07/2007	3,000	2,066
BBVA EMPRESAS 1 FTA	BBVA, S.A	11/2007	1,450	108
BBVA-7 FTGENCAT FTA	BBVA, S.A	02/2008	250	28
BBVA CONSUMO 3 FTA	BBVA, S.A	04/2008	975	82
BBVA RMBS 5 FTA	BBVA, S.A	05/2008	5,000	3,119
BBVA-8 FTPYME FTA	BBVA, S.A	07/2008	1,100	148
BBVA EMPRESAS 2 FTA	BBVA, S.A	03/2009	2,850	549
BBVA CONSUMO 4 FTA	BBVA, S.A	12/2009	1,100	194
BBVA EMPRESAS 3 FTA	BBVA, S.A	12/2009	2,600	356
BBVA RMBS 9 FTA	BBVA, S.A	04/2010	1,295	1,078
BBVA EMPRESAS 4 FTA	BBVA, S.A	07/2010	1,700	329
BBVA EMPRESAS 5 FTA	BBVA, S.A	03/2011	1,250	444
BBVA EMPRESAS 6 FTA	BBVA, S.A	12/2011	1,200	481
BBVA RMBS 10 FTA	BBVA, S.A	06/2011	1,600	1,456
BBVA RMBS 11 FTA	BBVA, S.A	06/2012	1,400	1,296
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A	03/2013	848	756
BBVA RMBS 12 FTA	BBVA, S.A	12/2013	4,350	4,285
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A	04/2007	800	56
FTA TDA-22 MIXTO	BBVA, S.A	12/2004	62	21
FTA IM-1 FTGENCAT	BBVA, S.A	12/2005	320	29
FTA IM TERRASSA MBS-1	BBVA, S.A	07/2006	525	194
FTA TDA-27	BBVA, S.A	12/2006	275	135
FTA TDA-28	BBVA, S.A	07/2007	250	135
FTA GAT FTGENCAT 2007	BBVA, S.A	11/2007	225	50
FTA GAT FTGENCAT 2008	BBVA, S.A	08/2008	350	132
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A	03/2004	100	26
TDA 20-MIXTO, FTA	BBVA, S.A	06/2004	100	28
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A	06/2005	100	35
GC FTGENCAT CAIXA SABADELL 1, FTA	BBVA, S.A	10/2006	305	74
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A	07/2008	300	196
GC FTGENCAT CAIXA SABADELL 2, FTA	BBVA, S.A	12/2008	238	105
BBVA PYME 9 FTA	BBVA, S.A	12/2012	470	281
PEP80040F110	BANCO CONTINENTAL, S.A	12/2007	18	3
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	55	9
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29	4
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19	2
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	31	4
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	83	29
BACOMCB 07	BBVA BANCOMER, S.A	12/2007	149	55
BACOMCB 08	BBVA BANCOMER, S.A	03/2008	65	27
BACOMCB 08U	BBVA BANCOMER, S.A	08/2008	322	168
BACOMCB 08-2	BBVA BANCOMER, S.A	12/2008	329	142
BACOMCB 09	BBVA BANCOMER, S.A	08/2009	370	207
BMERCB 13	BBVA BANCOMER, S.A	06/2013	611	210
2 PS Interamericana	BBVA CHILE S.A.	10/2004	10	4
2 PS Interamericana	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	18	6

APPENDIX VI	Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of June 30, 2014 and December 31, 2013.

Outstanding as of June 30, 2014 and December 31, 2013 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2014	December 2013	Prevailing Interest Rate as of June 30, 2014	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	12/22/2016
October-04	EUR	628	628	4.37%	10/20/2019
February-07	EUR	255	255	4.50%	2/16/2022
March-08	EUR	125	125	6.03%	3/3/2033
July-08	EUR	100	100	6.20%	7/4/2023
February-14	EUR	1,500	-	7.00%	Perpetual
Different issues (**)	EUR	309	292	Various
Subtotal	EUR	2,944	1,427
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	59	59	6.35%	10/16/2015
October-11	EUR	10	10	6.08%	10/10/2016
October-01	EUR	46	45	0.93%	10/15/2016
November-01	EUR	53	53	1.05%	11/2/2016
December-01	EUR	56	56	0.91%	12/20/2016
Subtotal	EUR	224	223
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	-	-	-	5/23/2017
October-05	EUR	99	99	0.63%	10/13/2020
October-05	EUR	26	26	1.08%	10/20/2017
April-07	EUR	68	68	1.84%	4/4/2022
May-08	EUR	50	50	3.00%	5/19/2023
July-08	EUR	20	20	6.11%	7/22/2018
April-14	EUR	1,500	-	3.50%	4/11/2024
Subtotal	EUR	1,763	263

Total issued in Euros		4,931	1,913

(*)‘The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A .U., BBVA International Preferred, S.A .U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and unconditionally guaranteed by the Bank

(**)  Includes Unnim issues

Outstanding as of June 30, 2014 and December 31, 2013 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2014	December 2013	Prevailing Interest Rate as of June 30, 2014	Maturity Date
Issues in foreign currency
BBVA
May-13	USD	1,098	1,088	9.00%	Perpetual
Subtotal	USD	1,098	1,088
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	146	146	7.00%	12/1/2025
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	560	574		Various
Subtotal	CLP	560	574
BBVA BANCOMER, S.A. de C.V.
May-07	USD	366	362	6.00%	5/17/2022
April-10	USD	732	724	7.00%	4/22/2020
March-11	USD	915	905	7.00%	3/10/2021
July-12	USD	732	724	7.00%	9/30/2022
September-12	USD	367	362	7.00%	9/30/2022
Subtotal	USD	3,112	3,077
September-06	MXN	141	138	4.00%	9/18/2014
October-08	MXN	-	-	-	9/24/2018
December-08	MXN	161	158	5.00%	11/26/2020
June-09	MXN	155	151	5.00%	6/7/2019
Subtotal	MXN	457	447
BBVA SUBORDINATED CAPITAL, S.A.U.
March-07	GBP	20	20	1.26%	3/11/2018
Subtotal	GBP	20	20
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	37	36	3.08%	3/17/2034
Subtotal	USD	37	36

(*)‘The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and unconditionally guaranteed by the Bank

Outstanding as of June 30, 2014 and December 31, 2013 of subordinated issues
		Millions of Euros
Issuer Entity and Issued Date	Currency	June 2014	December 2013	Prevailing Interest Rate as of June 30, 2014	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	11	11	3.28%	9/30/2033
Subtotal	USD	11	11
STATE NATIONAL STATUTORY TRUST II
March-04	USD	7	7	3.02%	3/17/2034
Subtotal	USD	7	7
TEXASBANC CAPITAL TRUST I
June-04	USD	18	18	2.84%	7/23/2034
Subtotal	USD	18	18
COMPASS BANK
March-05	USD	161	159	5.50%	4/1/2020
March-06	USD	50	49	5.90%	4/1/2026
September-07	USD	255	253	6.40%	10/1/2017
Subtotal	USD	466	461
BBVA COLOMBIA, S.A.
September-11	COP	41	40	7.31%	9/19/2021
September-11	COP	61	59	7.55%	9/19/2026
September-11	COP	40	38	7.14%	9/19/2018
February-13	COP	78	75	6.48%	2/19/2023
February-13	COP	64	62	6.76%	2/19/2028
Subtotal	COP	284	274
BANCO CONTINENTAL, S.A.
December-06	USD	22	22	3.00%	2/15/2017
May-07	USD	15	14	6.00%	5/14/2027
September-07	USD	15	14	2.00%	9/24/2017
February-08	USD	15	14	6.00%	2/28/2028
June-08	USD	22	22	3.00%	6/15/2018
November-08	USD	15	14	4.00%	2/15/2019
October-10	USD	147	145	7.00%	10/7/2040
October-13	USD	33	33	7.00%	10/8/2028
Subtotal	USD	284	278
May-07	PEN	10	10	6.00%	5/7/2022
June-07	PEN	18	18	3.00%	6/18/2032
November-07	PEN	16	16	4.00%	11/19/2032
July-08	PEN	14	14	3.00%	7/8/2023
September-08	PEN	15	15	3.00%	9/9/2023
December-08	PEN	9	9	4.00%	12/15/2033
Subtotal	PEN	82	82
Total issues in foreign currencies (Millions of Euros)		6,582	6,519

Outstanding as of June 30, 2014 and December 31, 2013 of preferred issues
	June 2014		December 2013
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-07	EUR	14	EUR	14
BBVA International, Ltd.
December-02	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	350
July-04	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	600	USD	600
July-07	GBP	31	GBP	31
October-09	EUR	645	EUR	645
October-09	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November-00	USD	21	USD	25
Caixa Terrasa Societat de Participacion
August-05	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
December-04	EUR	1	EUR	1
July-06	EUR	90	EUR	90
Others	--	--	--	--

APPENDIX VII         Consolidated balance sheets held in foreign currency as of June 30, 2014 and December 31, 2013

	Millions of Euros
June 2014	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	7,064	4,359	7,576	18,999
Financial assets held for trading	2,817	18,892	3,664	25,373
Available-for-sale financial assets	10,519	10,888	8,235	29,642
Loans and receivables	66,557	37,563	44,572	148,692
Investments in entities accounted for using the equity method	5	228	4,235	4,468
Tangible assets	654	1,601	872	3,127
Other assets	2,275	4,382	3,319	9,976
Total	89,891	77,913	72,473	240,277
Liabilities-
Financial liabilities held for trading	1,633	5,521	1,294	8,448
Financial liabilities at amortised cost	88,986	54,731	55,317	199,034
Other liabilities	(227)	8,975	2,120	10,868
Total	90,392	69,227	58,731	218,350

	Millions of Euros
December 2013	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	6,786	6,097	10,446	23,330
Financial assets held for trading	2,592	15,465	3,979	22,036
Available-for-sale financial assets	8,588	9,344	7,529	25,461
Loans and receivables	61,846	36,110	46,201	144,157
Investments in entities accounted for using the equity method	5	189	4,197	4,391
Tangible assets	673	1,457	958	3,087
Other assets	2,433	4,544	3,501	10,478
Total	82,924	73,206	76,810	232,940
Liabilities-
Financial liabilities held for trading	1,450	4,400	1,100	6,950
Financial liabilities at amortised cost	85,756	51,036	58,267	195,059
Other liabilities	(64)	8,131	2,586	10,653
Total	87,142	63,567	61,953	212,662

APPENDIX VIII	Additional disclosure required by the Regulation S-X.

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

BBVA International Preferred, S.A. (Unipersonal)—an issuer of registered preferred securities guaranteed by the Bank—does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions and fees

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

	–	Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
	–	Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
	–	Fees and commissions generated by a single act are accrued upon execution of that act.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:
–

Cash flows: Inflows and outflows of cash and equivalents. Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

	–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.
	–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.
Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any. The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a)

Power ; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, ie the activities that significantly affect the investee’s returns.

b)

Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c)

Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share

This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.

Economic profit

This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some operating segments; and in the Group’s value map.

Effective interest rate

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.

The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Fees	See Commissions, fees and similar items
Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Gains or losses on financial assets and liabilities, net

This heading reflects fair value changes in financial instruments—except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement—as well as gains or losses generated by their sale—except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Gross income

Sum of net interest income, dividend income, share of profit or loss of entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities, net exchange differences and net other operating income.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.

Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
	-	A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
	-	A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

	a)	A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
	b)	A lease will be classified as operating lease when it is not a financial lease.
Liabilities associated with non-current assets held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Net carrying amount	It is equivalent to the net book value of the investee.
Net operating income	Gross income less administrative costs and amortization.
Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
	a)	it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset
	b)	the sale is considered highly probable.
Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Non performing contingent risk

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

NPA Coverage ratio

Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).

NPA ratio

Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss	Instruments designated by the entity from the inception at fair value with changes in profit or loss.
An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:
a.

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b.

The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provision for credit losses

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Public-covered bonds	Financial asset or security backed by loans granted to government agencies of the entity.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renewal Operation

An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Reserves

Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.

Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognized by statute, regardless of whether those entities have a legal personality.
Share premium	The amount paid in by owners for issued equity in excess of to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (eg through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (eg through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

	(b)	representation on the board of directors or equivalent governing body of the investee;
	(c)	participation in policy-making processes, including participation in decisions about dividends or other distributions;
	(d)	material transactions between the entity and its investee;
	(e)	interchange of managerial personnel; or
	(f)	provision of essential technical information.

Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

A structured entity often has some or all of the following features or attributes:

	a)	restricted activities.
b)

a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.

	c)	insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
	d)	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

	a)	an agreement that gives the parent the right to control the votes of other shareholders;
b)

power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

	c)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Substandard risk

All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.

Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.

Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return. The total return of a stock to an investor (capital gain plus dividends)
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level VaR figures are estimated following two methodologies:

-

VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

	-	VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.
-

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.